As filed with the Securities and Exchange Commission on January 23, 2009

                                                     1933 Act File No. 333-67926
                                                     1940 Act File No. 811-10473
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-2/A

[X]  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

             [ ] Pre-Effective Amendment No. __
             [X] Post-Effective Amendment No. 12

                                     and/or

[X]  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

             [X] Amendment No. 14

                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                          (Exact name of registrant as
                              specified in charter)
                           200 Park Avenue, 24th Floor
                            New York, New York 10166
                    (Address of Principal Executive Offices)

                                 (212) 667-4225
                         (Registrant's Telephone Number)

                                 Bryan McKigney
                           Advantage Advisers, L.L.C.
                           200 Park Avenue, 24th Floor
                            New York, New York 10166
                     (Name and Address of Agent for Service)

                                   COPIES TO:

            Thomas A. DeCapo                             Deborah Kaback
Skadden, Arps, Slate, Meagher & Flom LLP       Oppenheimer Asset Management Inc.
            One Beacon Street                     200 Park Avenue, 24th Floor
    Boston, Massachusetts 02108-3194                New York, New York 10166
        Phone No.: (617) 573-4814                  Phone No.: (212) 667-4395
         Fax No.: (617) 573-4822                    Fax No.: (212) 667-4959

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box........................X

It is proposed that this filing will become effective:

         [_] immediately upon filing pursuant to paragraph (b).

         [X] on January 31, 2009 pursuant to paragraph (b).

         [_] 60 days after filing pursuant to paragraph (a).

         [_] on (date) pursuant to paragraph (a).

         [_] If appropriate, check the following box:

         [_] This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

         [_] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement or the same offering is ________.

                              CROSS REFERENCE SHEET

      Part A
   ITEM NUMBER                                                 LOCATION IN PROSPECTUS
   -----------                                                 ----------------------
Item 1.            Outside Front Cover........................ Outside Front Cover

Item 2.            Cover Pages; Other Offering Information.... Inside Front; Outside Back Cover Page

Item 3.            Fee Table and Synopsis..................... Fee Table; Prospectus Summary

Item 4.            Financial Highlights....................... Financial Highlights

Item 5.            Plan of Distribution....................... The Offering; Prospectus Supplement

Item 6.            Selling Shareholders....................... Not applicable

Item 7.            Use of Proceeds............................ Use Of Proceeds

Item 8.            General Description of the Registrant...... Outside Front Cover; the Fund; Investment Objective and
                                                               Policies; Risk Factors

Item 9.            Management................................. Management of the Fund

Item 10.           Capital Stock, Long-Term Debt, and Other
                            Securities........................ Description of Shares

Item 11.           Defaults and Arrears on Senior Securities.. Not applicable

Item 12.           Legal Proceedings.......................... Not applicable

Item 13.           Table of Contents of the Statement of       Table of Contents of the Statement of Additional
                            Additional Information............ Information


      Part B
   ITEM NUMBER                                                 LOCATION IN PROSPECTUS SUPPLEMENT
   -----------                                                 ---------------------------------

Item 14.           Cover Page................................. Cover Page

Item 15.           Table of Contents.......................... Cover Page

Item 16.           General Information and History............ Not Applicable

Item 17.           Investment Objectives and Policies......... Additional Investment Objective and Policies

Item 18.           Management................................. Management of the Fund; Proxy Voting Policies and
                                                               Procedures

Item 19.           Control Persons and Principal Holders of
                            Securities........................ Not Applicable

Item 20.           Investment Advisory and Other Services..... Investment Advisory and Other Services; General Information

Item 21.           Portfolio Managers ........................ Management of the Fund; Additional Potential Conflicts of
                                                               Interest

Item 22.           Brokerage Allocation and Other Practices... Brokerage

Item 23.           Tax Status................................. Certain Federal Income Tax Considerations

Item 24.           Financial Statements....................... Financial Statements

     Part C


     Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C to this Registration Statement

PROSPECTUS
                                     [Logo]

                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I

                          Shares of Beneficial Interest

                  Advantage Advisers Multi-Sector Fund I (the "Fund") is a closed-end, non-diversified management investment company. The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged equity investment program. The Fund's investment practices involve substantial risk and there is no assurance that the Fund will achieve its investment objective.

                                                   (continued on following page)

                                ----------------

                  This prospectus concisely provides the information that a prospective investor should know about the Fund before investing, including information about the risks of investing in the Fund. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("Statement of Additional Information"), dated January 31, 2009, has been filed with the Securities and Exchange Commission (the "SEC"). The Statement of Additional Information, semi-annual and annual reports to the shareholders, and other information about the Fund are available without charge by writing to the Fund at 200 Park Avenue, 24th Floor, New York, NY 10166, or by calling the Fund toll-free at 1-800-441-9800. The Statement of Additional Information is incorporated by reference into this prospectus in its entirety. The table of contents of the Statement of Additional Information appears on page 43 of this prospectus. The Statement of Additional Information, material incorporated by reference and other information about the Fund, is also available on the SEC's website (http://www.sec.gov). The Fund does not maintain a website.

                  THESE ARE SPECULATIVE SECURITIES. YOU SHOULD INVEST ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                  NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                        PRICE TO PUBLIC (1)(2)    MAXIMUM SALES LOAD (3)     PROCEEDS TO FUND(4)
                        ----------------------    ----------------------     -------------------
Per Share..........             $16.80                    $0.84                     $15.96


                  (1) Shares are offered at a price equal to net asset value next determined after an order is accepted, plus a sales charge. On January 20, 2009, the net asset value of the shares was $15.96.

                  (2) The minimum initial investment in the Fund is $25,000; for existing shareholders, the minimum additional investment is $1,000 (in each case, including sales charges).

                  (3) A sales load of 5.00% will be charged for purchases of less than $100,000. A sales load of 4.04% will be charged for purchases of $100,000 or more, but less than $250,000. A sales load of 3.06% will be charged for purchases of $250,000 or more, but less than $500,000. A sales load of 2.06% will be charged for purchases of $500,000 or more, but less than $1 million. A sales load of 1.04% will be charged for purchases of $1 million or more. The Fund will cumulatively aggregate existing shareholders' additional purchases of shares together with earlier purchases of shares for determining reduced sales charges. Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges.

                  (4) Offering expenses are estimated at $99,758. As of January 20, 2009, there remain approximately 7,397,082 Fund shares which may be sold pursuant to this Registration Statement. Assuming all such shares are sold by the Fund at the net asset value per share on January 20, 2009 of $15.96, the net proceeds to the Fund after payment of the estimated offering expenses would be approximately $117,670,391.

                  Oppenheimer & Co. Inc. ("Oppenheimer & Co.") acts as the principal distributor of the Fund's shares on a best efforts basis. Oppenheimer & Co. contracts with unaffiliated brokers, dealers or other financial intermediaries to act as selling agents for the Fund. The Fund reserves the right to withdraw, cancel or modify the offering and to reject any subscription for shares in whole or in part. The Fund pays an ongoing shareholder servicing fee to each broker, dealer or other financial intermediary, including Oppenheimer & Co., whose customers own shares pursuant to an agreement for the provision of shareholder services at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by customers of such broker, dealer or other financial intermediary. The Investment Adviser (as defined below) pays additional ongoing service compensation out of its own assets, not the assets of the Fund, to each broker, dealer or other financial intermediary whose customers own shares at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by such customers. The Fund's shares are not listed or traded on any securities exchange or other securities market. In order to provide a limited degree of liquidity to shareholders, the Fund makes quarterly offers to repurchase 5%-25% of the outstanding shares at their net asset value (5% for each of the first three calendar quarters and 25% for the last calendar quarter of each year). Tendering shareholders may not have all of their tendered shares repurchased by the Fund. See "Repurchase Offers."

                                ----------------

DATED:  JANUARY 31, 2009

(continued from cover page)

                  The Fund pursues its investment objective by allocating its assets across various industry sectors. Advantage Advisers L.L.C., a Delaware limited liability company, serves as investment adviser to the Fund (the "Investment Adviser"). The Investment Adviser allocates the Fund's assets available for investment among three separate investment accounts of the Fund (each, a "Separate Investment Account"), which in turn are managed by one or more separate sub-investment advisers (each, a "Sub-Investment Adviser"). Under normal market conditions, the assets of each Separate Investment Account are invested primarily in the equity securities of public companies in one of the following three sectors: banking/financial services, healthcare/biotechnology and technology. The Investment Adviser initially allocated one-third of the Fund's assets available for investment to each Separate Investment Account and reallocates the Fund's assets over the Separate Investment Accounts (one-third each) at the end of each calendar year.

                  The Fund's shares are not and will not be listed or traded on any securities exchange or other securities market, and there is no assurance that any secondary market will develop for the Fund's shares. The Fund's shares are subject to transfer restrictions, including that the shares must be held in the investor's account with a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund and may only be transferred to persons who are Qualified Investors (as defined herein) and hold the shares with a broker, dealer or other financial intermediary that has entered into such an agreement. Investors may not be able to sell their shares. If an investor attempts to transfer shares to someone who is not a Qualified Investor or to an account with a broker, dealer or other financial intermediary that has not entered into an agreement for the provision of shareholder services to the Fund, the transfer will not be permitted. See "Investor Qualifications and Transfer Restrictions."

                  The Fund continuously offers and sells shares at net asset value plus a sales charge to investors who are Qualified Investors. Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges. In addition, investors who purchase shares through a broker, dealer or other financial intermediary other than Oppenheimer & Co. may be charged a fee by such broker, dealer or other financial intermediary. See "The Offering."

                  The Fund pays the Investment Adviser a management fee computed at an annual rate of 1.25% of the Fund's average daily net assets and incentive fees ("Incentive Fees") generally equal to 20% of each Separate Investment Account's net profit (which includes unrealized gains), subject to reduction for prior period losses of that Separate Investment Account that have not previously been offset against net profits. Investors should be aware that Incentive Fees are calculated and paid based on the separate investment performance of each Separate Investment Account and not on the investment performance of the Fund as a whole, which may result in the Fund paying an Incentive Fee even if its overall return is negative. The Incentive Fee structure presents risks that are not present in investment funds without incentive fees. See "Risk Factors -- Incentive Fees." The overall fee rates applicable to the Fund are similar to those of private investment funds, including hedged equity funds, but significantly higher than those of most other registered investment companies. See "Fees and Expenses -- Management Fee" and "Fees and Expenses -- Incentive Fees."

                  Shares are offered only to investors (if a natural person, together with assets held jointly with spouse) who have a net worth of more than $1.5 million. The minimum initial investment is $25,000; for existing shareholders the minimum additional investment is $1,000 (in each case, including sales charges).

                           --------------------------

                  SHARES OF THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK OR OTHER INSURED DEPOSITORY INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER GOVERNMENT AGENCY.

                               PERFORMANCE HISTORY

                  The bar chart and table below provides some indication of the risks and variability of investing in the Fund. How the Fund has performed in the past (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.

                              ANNUAL TOTAL RETURNS*

[The following table was depicted as a bar chart in the printed material.]


 YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
   2003           2004           2005           2006           2007           2008
   19.43%         -0.36%        6.33%         9.89%           16.65%         -13.32%



                  During the period shown in the bar chart, the highest return for a quarter was 10.42% during the quarter ended June 30, 2003 and the lowest return for a quarter was -13.01% during the quarter ended December 31, 2008. The impact of taxes and sales load is not shown in the bar chart; if reflected, returns would be less than those shown.

                  The table below shows how the Fund's average annual total returns compare to the S&P 500, a broad-based securities index and a composite of appropriate securities indices. The Fund's average annual total returns reflect Fund expenses, and are calculated with and without the effect of the initial maximum sales load of 5%. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, but do not reflect the impact of state or local taxes. Return After Taxes on Distributions and Sale of Fund Shares may be higher than other returns for the same period due to a tax benefit of realizing a capital loss upon the sale of Fund shares. Actual after-tax returns may differ depending on your individual circumstances. The after-tax returns shown are not relevant if you hold your shares in a retirement account or in another tax-deferred arrangement. THE PERFORMANCE DATA SHOWN REPRESENTS PAST PERFORMANCE, WHICH DOES NOT GUARANTEE FUTURE RESULTS. CURRENT PERFORMANCE MAY BE LOWER OR HIGHER THAN THE PERFORMANCE QUOTED.

                          AVERAGE ANNUAL TOTAL RETURNS*
                           (THROUGH DECEMBER 31, 2008)


                                                                                                   LIFE OF FUND
                                                                                                 (SINCE MARCH 27,
                                                            1 YEAR             5 YEAR                 2002)
                                                        -------------------------------------------------------------
Return Before Taxes With Sales Charges                     -17.69%               2.89%                   4.05%
Return Before Taxes Without Sales Charges                  -13.36%               3.95%                   4.85%
Return After Taxes on Distributions With Sales Charges     -20.10%               0.02%                   1.77%
Return After Taxes on Distributions Without Sales
Charges                                                    -15.90%               1.05%                   2.55%
Return After Taxes on Distributions and Sale of Fund
Shares With Sales Charges                                  -17.22%               0.38%                   2.04%
Return After Taxes on Distributions and Sale of Fund
Shares Without Sales Charges                               -12.86%               1.42%                   2.81%
---------------------------------------------------------------------------------------------------------------------
S&P Sector Composite**                                     -40.41%              -5.73%                 -24.00%
S&P 500***                                                 -37.00%              -2.19%                   0.43%


     S&P SECTOR COMPOSITE AND S&P 500 PERFORMANCE SHOWN REFLECTS NO DEDUCTION FOR FEES, EXPENSES OR TAXES.

* From the Fund's inception until October 8, 2008, Kilkenny Capital Management, L.L.C. managed the Fund's Separate Investment Account investing in the healthcare/biotechnology sector. On October 7, 2008, the Fund's Board of Trustees approved a sub-investment advisory agreement with Eden Capital Management Partners, L.P. ("Eden"), and on October 8, 2008, Eden began managing the Fund's Separate Investment Account investing in the healthcare/biotechnology sector.

** These data reflect the combined performance of a one-third-each allocation, as of the appropriate date, to the S&P 500 Health Care Index, the S&P 500 Financials Index and the S&P 500 Information Technology Index (collectively, the "Sector Indices"). Sector Indices are unmanaged and are presented for comparison purposes only. The Fund does not limit its investment to securities comprising the Sector Indices. An investor cannot invest directly in any Sector Index. These data reflect the reinvestment of dividends. Performance of the Fund will differ from that of the Sector Indices. The S&P 500 Health Care Index is a capitalization-weighed index that encompasses two main industry groups: first, companies who manufacture health care equipment and supplies or provide health care related services, including distributors of health care products, providers of basic health-care services, and owners and operators of health care facilities and organizations; second, companies primarily involved in the research, development, production and marketing of pharmaceuticals and biotechnology products. The S&P 500 Financials Index is a capitalization-weighted index of the stocks of all companies in the Standard & Poor's Index of 500 Stocks that are involved in activities such as banking, consumer finance, investment banking and brokerage, asset management, insurance and investment and real estate, including REITs. The S&P 500 Information Index is a capitalization-weighted index of all stocks designed to measure performance of the technology sector of the Standard & Poor's 500 Index. The index was developed commencing with the period 1941-1943.

*** The Standard & Poor's Composite Index of 500 stocks is a well-known, broad based stock market index which is generally representative of the U.S. stock market as a whole. The index is unmanaged and is presented for comparison purposes only. One cannot invest directly in an index. The data reflects reinvestment of dividends. The Fund does not restrict its selection of securities to those comprising the index.

                                    FEE TABLE


SHAREHOLDER TRANSACTION EXPENSES
 Sales load (as a percentage of offering price)(1)(2)............................................5.00%
ANNUAL EXPENSES (AS A PERCENTAGE OF NET ASSETS ATTRIBUTABLE TO SHARES)
 Management fee.................................................................................. 1.25%
 Shareholder servicing fee....................................................................... 0.25%
 Incentive fee(3)................................................................................ 0.03%
 Other expenses(4) .............................................................................. 4.44%
 Acquired Fund Fees and Expenses (5) ............................................................ 0.05%
     Total annual expenses....................................................................... 6.02%

                  The purpose of the Fee Table is to assist an investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. The "Incentive fee" and "Other expenses" shown above are based on net assets of the Fund and the results of operations for the fiscal year ended September 30, 2008.



EXAMPLE                                                                1 YEAR      3 YEARS   5 YEARS    10 YEARS
-------                                                                ------      -------   -------    --------
You would pay the following expenses on a $1,000
investment, assuming a 5% annual return:                               $94         $182       $270        $495


                  THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN IN THE EXAMPLE. For a more complete description of the various costs and expenses, see "Fees and Expenses." Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

                  THE EXAMPLE INCLUDES THE PAYMENT OF OFFERING EXPENSES AND INCENTIVE FEES AND ASSUMES THAT THE ANNUAL RETURN OF EACH SEPARATE INVESTMENT ACCOUNT IS 5%. INCENTIVE FEES ARE CALCULATED SEPARATELY FOR EACH SEPARATE INVESTMENT ACCOUNT BASED ON ITS NET PROFIT, WHICH IS EQUAL TO THE NET REALIZED AND UNREALIZED GAINS OR LOSSES AND NET INVESTMENT INCOME OR LOSS OF THE SEPARATE INVESTMENT ACCOUNT FOR A GIVEN FISCAL PERIOD, SUBJECT TO REDUCTION FOR PRIOR REALIZED AND UNREALIZED LOSSES OF THE SEPARATE INVESTMENT ACCOUNT THAT HAVE NOT PREVIOUSLY BEEN OFFSET AGAINST ITS NET PROFITS. AS A RESULT, THE DOLLAR AMOUNTS IN THE EXAMPLE COULD BE SIGNIFICANTLY HIGHER IF THE FUND'S ACTUAL RATE OF RETURN EXCEEDS 5% OR IF THE FUND'S RETURN IS EARNED DISPROPORTIONATELY ACROSS THE VARIOUS SEPARATE INVESTMENT ACCOUNTS.

-------------
                  (1) The sales load is subject to reduction for certain purchases of $100,000 or more as set forth in the following table:

                               AMOUNT OF                        PER SHARE
                          SHARES PURCHASED                     SALES LOAD
                          ----------------                     ----------
             $25,000 or more but less than $100,000.......       5.00%
             $100,000 or more but less than $250,000......       4.04%
             $250,000 or more but less than $500,000......       3.06%
             $500,000 or more but less than $1 million....       2.06%
             $1 million or more...........................       1.04%

                  Existing shareholders' additional purchases of shares will be cumulatively aggregated together with earlier purchases of shares for determining reduced sales charges.

                  (2) Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as "wrap fee" or similar account) are eligible for a waiver of applicable sales charges.

                  (3) Based on year ended September 30, 2008. Incentive fees generally equal the sum of 20% of each Separate Investment Account's respective net profit (which includes unrealized gains) for the fiscal period. An incentive fee is calculated with respect to each Separate Investment Account; thus, the incentive fee for any fiscal period may exceed 20% of the Fund's net profit or be payable even if the Fund experiences a net loss.

                  (4) Based on year ended September 30, 2008. "Other expenses" include, among other things, administration fees, legal fees, the independent registered public accountant's fees, certain ongoing offering costs, and fees payable to the members of the Board of Trustees that are not "interested persons" of the Fund (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")).

                  (5) Acquired Fund Fees and Expenses include the Fund's pro-rata portion of the cumulative expense charged by an underlying investment company in which the Fund invests.

                                TABLE OF CONTENTS

PROSPECTUS SUMMARY...........................................................1
FINANCIAL HIGHLIGHTS.........................................................7
RISK FACTORS.................................................................8
THE FUND....................................................................20
USE OF PROCEEDS.............................................................20
INVESTMENT STRUCTURE........................................................20
INVESTMENT PROGRAM..........................................................21
MANAGEMENT OF THE FUND......................................................25
POTENTIAL CONFLICTS OF INTEREST.............................................28
DESCRIPTION OF SHARES.......................................................29
FEES AND EXPENSES...........................................................33
THE OFFERING................................................................35
REPURCHASE OFFERS...........................................................36
CALCULATION OF NET ASSET VALUE..............................................38
INVESTOR QUALIFICATIONS AND TRANSFER RESTRICTIONS...........................39
DISTRIBUTION POLICY.........................................................40
GENERAL INFORMATION.........................................................41
PRIVACY POLICY..............................................................41
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION....................43
APPENDIX A -- FORM OF INVESTOR CERTIFICATION................................A-1

                           [INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

                  This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus.



THE FUND....................................      Advantage Advisers Multi-Sector Fund I (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "1940
                                                  Act"), as a closed-end, non-diversified, management investment company.  The Fund commenced operations on March 27, 2002.

                                                  The Fund is a specialized investment vehicle that is similar in certain respects to an unregistered private investment partnership because (i) the Fund's portfolio investments are more actively managed than most other investment companies; (ii) shares of the
                                                  Fund are sold in comparatively large minimum denominations to high net worth individuals and institutional investors; (iii) investors are subject to both asset-based and performance-based fees in connection with the Fund's activities; and (iv) shares of the Fund are not freely transferable and should be considered illiquid.

INVESTMENT PROGRAM..........................      The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged equity investment program.  The term "hedged equity," when used in this context, means the use by a Sub-Investment Adviser (as defined below) of a combination of securities positions held "long," as well as a variety of other investment techniques and instruments, including but not limited to short sales, put and call options on securities and securities indices, swaps, swaptions, forward contracts and leverage, in an effort to enhance the potential for capital appreciation while attempting to preserve capital in, and profit from, adverse or volatile market conditions.  The Fund pursues this objective by investing primarily in securities of issuers in three sectors:  banking/financial services,
                                                  healthcare/biotechnology and technology.  Until otherwise
                                                  determined by the Fund's Board of Trustees (the "Board," and each member, a "Trustee"), the Fund pursues its investment program by allocating its assets among three separate investment accounts
                                                  (each, a "Separate Investment Account").  See "Investment
                                                  Structure."  The Fund's investment adviser ("Investment Adviser")
                                                  is Advantage Advisers L.L.C., a Delaware limited liability company.  The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the
                                                  "Advisers Act").  The Investment Adviser oversees the activities and performance of the Sub-Investment Advisers (as defined below)
                                                  pursuant to an investment advisory agreement ("Investment Advisory
                                                  Agreement") with the Fund.  Each Separate Investment Account is managed by one or more investment professionals (each such person or group of associated persons, a "Portfolio Manager") associated with various investment management firms (each, a "Sub-Investment
                                                  Adviser") that are non-managing members of the Investment Adviser.
                                                  Sub-Investment Advisers have been selected based on their
                                                  experience and expertise in particular sectors and investment strategies.



                                                  The Sub-Investment Advisers are:

                                                  o  KBW Asset Management, Inc., an affiliate of KBW, Inc.,
                                                     which is responsible for managing the banking/financial
                                                     services Separate Investment Account.
                                                  o  Eden Capital Management Partners, L.P., which is
                                                     responsible for managing the healthcare/biotechnology
                                                     Separate Investment Account.
                                                  o  Alkeon Capital Management, L.L.C., which is responsible for managing the technology Separate Investment Account.

                                                  Sub-Investment Advisers, in managing the assets of the Separate
                                                  Investment Accounts, employ investment strategies that are substantially similar to those they use in managing the assets of accounts of such firms' clients. Additional information about the
                                                  Sub-Investment Advisers may be found under the heading "Management of the Fund -- Sub-Investment Advisers and Portfolio Managers." The
                                                  Investment Adviser considers the Sub-Investment Advisers to be specialists in the sector in which they invest. The Sub-Investment
                                                  Advisers have each, in the judgment of the Investment Adviser, shown the ability to achieve superior results within their respective sectors by using their respective investment strategies. The
                                                  Investment Adviser believes that the blending of investment strategies across sectors can be used to achieve more consistent returns with a reduction of risk and volatility.

                                                  The Investment Adviser initially allocated one-third of the Fund's assets available for investment to each Separate Investment Account.
                                                  The portion of the Fund's total assets represented by a particular
                                                  Separate Investment Account has changed, and will change, over time as a result of the Fund's investment operations. The Investment
                                                  Adviser rebalances (to one-third each) the Separate Investment
                                                  Accounts on December 31 of each year. Capital flows into and out of the Fund occurring during a calendar year will be credited or debited, as the case may be, one-third to each Separate Investment
                                                  Account. See "Investment Program."

                                                  The Investment Adviser oversees the activities and performance of the Sub-Investment Advisers. The Investment Adviser with the approval of the Board may remove Sub-Investment Advisers. The
                                                  Investment Adviser may appoint additional Sub-Investment Advisers with the approval of the Board and the approval of a majority of the outstanding voting securities of the Fund as defined by the 1940
                                                  Act.

                                                  In providing services to the Fund, the Investment Adviser relies on personnel of Oppenheimer Asset Management Inc. ("Oppenheimer Asset
                                                  Management") to select Sub-Investment Advisers and to supervise the
                                                  Sub-Investment Advisers. Such personnel evaluate Sub-Investment
                                                  Advisers based on their experience and expertise in a particular investment strategy.

                                                  In managing Separate Investment Accounts, Sub-Investment Advisers
                                                  may utilize the proprietary investment research of other investment firms and/or fundamental analysis of company financial data in seeking to identify attractive investment opportunities for the
                                                  Fund. The research process may involve company visits, use of valuation models, review and analysis of published research, and discussions with industry sources. No assurance can be given that the Fund will achieve its investment objective.

MANAGEMENT OF THE FUND......................      The Board has overall responsibility for the management and supervision of the operations of the Fund.  Any vacancy on the
                                                  Board may be filled by the remaining Trustees, or, if required by the 1940 Act, by a vote of a plurality of the votes cast at a meeting of shareholders.  See "Description of Shares."

FEES PAYABLE TO THE                               The Fund pays to the Investment Adviser a management fee computed
INVESTMENT ADVISER AND                            at an annual rate of 1.25% of the Fund's average daily net assets.
SUB-INVESTMENT ADVISERS.....................      The Investment Adviser pays a fee to each Sub-Investment Adviser at an annual rate of 0.25% of the average daily net assets of each
                                                  Sub-Investment Adviser's Separate Investment Account. The Investment
                                                  Adviser is also entitled to incentive fees ("Incentive Fees") based on each Separate Investment Account's individual investment performance.

                                                  Incentive Fees payable to the Investment Adviser are an amount equal to 20% of each Separate Investment Account's net profit for a given fiscal period (which includes unrealized gains), subject to reduction for prior period losses of that Separate Investment
                                                  Account that have not previously been offset against its net profits. Incentive Fees, if any, will be paid to the Investment
                                                  Adviser promptly after the end of each fiscal period. For purposes of determining Incentive Fees, a "fiscal period" is normally the fiscal year, except that, whenever the assets of a Separate
                                                  Investment Account are reduced as a result of net share repurchases since the date of the end of the prior fiscal period, the period of time from the last fiscal period end through that date constitutes a fiscal period. In such event, only that portion of the accrued
                                                  Incentive Fee that is attributable to the net profits of the portion of the Separate Investment Account's assets withdrawn by the Fund to fund repurchase requests will be paid to the Investment Adviser for such fiscal period.

                                                  Each Sub-Investment Adviser, as a non-managing member of the
                                                  Investment Adviser, is also entitled to share in the profits of the
                                                  Investment Adviser.

                                                  The Fund's Incentive Fee structure presents certain risks that are not present in investment funds without incentive fees or in investment funds where the incentive fee is determined based upon the overall performance of the fund. The fee rates applicable to the
                                                  Fund are similar to those of other private investment funds, including hedged equity funds, but significantly higher than those of most other registered investment companies. In addition, the
                                                  Investment Adviser will be paid an Incentive Fee for a fiscal period if one or more Separate Investment Accounts has positive investment performance even if the Fund's overall performance is negative. See
                                                  "Risk Factors -- Incentive Fees" and "Fees and Expenses -- Incentive
                                                  Fees."

OTHER FEES AND EXPENSES.....................      The Fund pays compensation to brokers, dealers or other financial intermediaries that hold shares for their customers at the annual rate


                                                  of 0.25% of the average daily net asset value of outstanding shares owned by such customers. The Fund pays PNC Global Investment
                                                  Servicing Inc. (or its affiliates) a fee for certain transfer agency, administration, custodial, accounting and investor services provided to the Fund that is not anticipated to exceed 0.80%
                                                  (annualized) of the Fund's net assets. The Fund bears all other expenses incurred in its business and operations, other than those specifically required to be borne by the Investment Adviser or the
                                                  Fund's principal distributor.

OFFERING OF SHARES..........................      Shares are offered at a price equal to the closing net asset value per share on the day an order is accepted, plus a sales charge.
                                                  The Fund continuously offers shares through Oppenheimer & Co. Inc.
                                                  ("Oppenheimer & Co.") as principal distributor.  The minimum initial investment in the Fund is $25,000; for existing
                                                  shareholders, the minimum additional investment is $1,000 (in each case, including sales charges).  Investors are subject to a sales charge as set forth on the cover page to this prospectus, subject to reduction or waiver.  Oppenheimer & Co. has contracted with unaffiliated broker-dealers to act as selling agents for the continuous offering of the Fund's shares.  See "The Offering."
                                                  Investors that purchase shares through such selling agents may be charged a fee by such selling agents.

DISTRIBUTION POLICY.........................      Substantially all of any taxable net capital gain realized on investments will be paid to shareholders at least annually.  Under the Fund's automatic reinvestment plan, dividends will be
                                                  reinvested in additional shares of the Fund unless a shareholder
                                                  "opts out" (i.e., elects not to participate).  Shares will be issued under the plan at their net asset value on the ex-dividend date.  There is no sales charge or other charge for reinvestment.
                                                  The Fund reserves the right to suspend or limit the automatic reinvestment plan at any time.  See "Distribution Policy --
                                                  Automatic Reinvestment Plan."

INVESTOR QUALIFICATIONS.....................      Shares are offered only to investors (if a natural person, together with assets held jointly with spouse) who have a net worth of more than $1.5 million ("Qualified Investors").  Shares may be held only through Oppenheimer & Co. or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund.  Each selling agent is required to enter into such an agreement.  A prospective investor or such prospective investor's broker, dealer or other financial intermediary is required to certify before an investment in the
                                                  Fund may be made that the investor is a Qualified Investor and that the investor will not transfer shares except to a person who is a
                                                  Qualified Investor and who will hold the shares through Oppenheimer
                                                  & Co. or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund.  (A form of certification is attached to this prospectus as Appendix A.) Any attempt to transfer shares to someone who is not a Qualified Investor or to an account other than with Oppenheimer & Co. or a broker, dealer or other financial intermediary that has not entered into such an agreement for the provision of shareholder services will not be permitted and will be void.  In addition, the Fund may (but is not obligated to)
                                                  repurchase any such improperly transferred shares.  See "Investor
                                                  Qualifications and Transfer Restrictions."



INVESTOR SUITABILITY........................      An investment in the Fund involves a considerable amount of risk.
                                                  Because it is possible that an investor may lose some or all of the investment, an investor should not invest in the Fund unless the investor can afford a total loss.  Prior to making an investment decision, a prospective investor should (i) consider the
                                                  suitability of this investment with respect to the investor's investment objectives and personal situation, (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs, and (iii) consult the investor's broker, dealer or other financial intermediary to determine whether the investor's risk profile is suitable for this investment.

SPECIAL INVESTMENT TECHNIQUES...............      The Fund is authorized to use derivative instruments such as short sales, put and call options on securities and securities indices, swaps, swaptions and forward contracts to hedge portfolio risks, for cash management purposes or for non-hedging purposes, and uses leverage in pursuit of its investment objective.  Derivatives employed may relate to a specific security or to the Fund's or any
                                                  Separate Investment Account's portfolio as a whole.  These activities involve additional risk.  See "Risk Factors."

CLOSED-END STRUCTURE........................      The Fund is a closed-end management investment company.  Closed-end funds differ from open-end management investment companies
                                                  (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis.  In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than the
                                                  Fund, including that a mutual fund may not invest more than 15% of its assets in illiquid securities.

LIMITED LIQUIDITY/TRANSFER                        Shares of the Fund are not and will not be listed or traded on any
RESTRICTIONS................................      securities exchange or other securities market, and there is no assurance that any secondary market will develop for the Fund's shares. Shares may be held only through Oppenheimer & Co. or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund.
                                                  YOU WILL NOT BE ABLE TO REDEEM YOUR SHARES ON A DAILY BASIS BECAUSE
                                                  THE FUND IS A CLOSED-END FUND. IN ADDITION, THE FUND'S SHARES ARE
                                                  SUBJECT TO TRANSFER RESTRICTIONS THAT PERMIT TRANSFERS ONLY TO
                                                  PERSONS WHO ARE QUALIFIED INVESTORS AND WHO HOLD THEIR SHARES
                                                  THROUGH BROKERS, DEALERS OR OTHER FINANCIAL INTERMEDIARIES THAT HAVE
                                                  ENTERED INTO AGREEMENTS FOR THE PROVISION OF SHAREHOLDER SERVICES TO
                                                  THE FUND. Brokers, dealers, other financial intermediaries or the
                                                  Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment.

QUARTERLY REPURCHASE OFFERS.................      In order to provide a limited degree of liquidity to shareholders, the Fund conducts quarterly repurchase offers for shares at their net asset value.  Quarterly repurchase offers normally occur near the end



                                                  of each calendar quarter. Currently, the Fund intends to continue to offer to repurchase 5% of its outstanding shares during the first three calendar quarters of each year and 25% of its outstanding shares during the last calendar quarter. If share repurchase requests exceed the number of shares in the Fund's repurchase offer, the Fund may (i) repurchase the tendered shares on a pro rata basis or (ii) increase the number of shares to be repurchased by up to two percent (2%) of the Fund's outstanding shares. As a result, tendering shareholders may not have all of their tendered shares repurchased by the Fund. See "Repurchase Offers."

RISK FACTORS................................      An investment in the Fund involves a high degree of risk.  These include the risks of:

                                                  o   loss of capital;
                                                  o   investing in a fund with substantial assets invested in
                                                      companies dependent on new technologies and scientific
                                                      developments;
                                                  o   investing in a fund with substantial assets invested in
                                                      banking/financial services companies;
                                                  o   investing in a fund with substantial assets invested in
                                                      healthcare/biotechnology companies;
                                                  o   investing in a fund that is non-diversified;
                                                  o   investing in illiquid securities of an unlisted closed-end fund;
                                                  o   investing in a fund with a portfolio turnover rate
                                                      significantly higher than most other registered investment companies;
                                                  o   investing in a fund that may sell securities short;
                                                  o   investing in a fund that may use leverage;
                                                  o   investing in a fund that may use derivatives for hedging
                                                      and non-hedging purposes;
                                                  o   investing in a fund that has the potential for conflicts
                                                      of interest between the Fund and the Investment Adviser
                                                      and its affiliates;
                                                  o   investing in a fund that substantially depends on its
                                                      Sub-Investment Advisers to continue managing its assets;
                                                  o   investing in a fund with significantly higher fees than
                                                      most other registered investment companies;
                                                  o   investing in a fund that may pay incentive fees; and
                                                  o   investing in a fund that cannot guarantee that its
                                                      shareholders will be able to sell their shares in a
                                                      repurchase offer as desired;

                                                  ACCORDINGLY, THE FUND SHOULD BE CONSIDERED A SPECULATIVE INVESTMENT,
                                                  AND YOU SHOULD INVEST IN THE FUND ONLY IF YOU CAN SUSTAIN A COMPLETE
                                                  LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS."


                              FINANCIAL HIGHLIGHTS

                  The following table includes selected data for a share outstanding throughout the period and other performance information derived from the Financial Statements. It should be read in conjunction with the Financial Statements and notes thereto.

                  The financial highlights for the fiscal years and period ended September 30 from 2004 through 2008 have been audited by Ernst & Young LLP, independent registered public accountants, whose report thereon, along with the Financial Statements, are available without charge by writing to the Fund at 200 Park Avenue, 24th Floor, New York, NY 10166, or by calling the Fund toll-free at 1-800-441-9800.



PER SHARE OPERATING PERFORMANCE:             FOR THE        FOR THE         FOR THE        FOR THE        FOR THE
                                           YEAR ENDED      YEAR ENDED     YEAR ENDED     YEAR ENDED      YEAR ENDED
                                          SEPTEMBER 30,   SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,   SEPTEMBER 30,
                                              2008            2007           2006           2005            2004
                                          ---------------------------------------------------------------------------
Net asset value per share, beginning of    $ 27.65         $ 25.18        $ 26.21       $ 24.43           $ 25.92
   period
Income from investment operations(a):
   Net investment loss                      (0.42)          (1.80)         (0.62)        (0.81)            (0.72)
   Net realized and change in
      unrealized gain (loss) from
      investment activities and
      foreign currency transactions         (1.42)            7.48           1.78          3.75              0.40
                                          ---------------------------------------------------------------------------
   Total income (loss) from investment
      operations                            (1.84)            5.68           1.16          2.94            (0.32)
                                          ---------------------------------------------------------------------------
Distributions to shareholders:
   Realized capital gains                   (7.28)          (3.21)         (2.19)        (1.16)            (1.17)
                                          ---------------------------------------------------------------------------
    Total distributions to shareholders     (7.28)          (3.21)         (2.19)        (1.16)            (1.17)
                                          ---------------------------------------------------------------------------
Net asset value per share, end of period   $ 18.53         $ 27.65        $ 25.18        $26.21            $24.43
                                          ---------------------------------------------------------------------------
Total return - gross(b)                    (9.03)%          31.45%          6.21%        14.47%           (0.91)%
                                          ---------------------------------------------------------------------------
Total return - net(b)                      (9.08)%          24.83%          4.61%        12.25%           (1.51%)

Ratios/Supplemental Data
Net assets (dollars in thousands), end     $48,212         $62,715        $70,719       $84,507          $115,856
  of period
Ratio of expenses to average net             4.47%           9.50%          5.09%         4.96%             3.68%
  assets(c)
Ratio of expenses without incentive fee      4.44%           4.24%          3.69%         3.30%             3.11%
  to average net assets(c)
Ratio of incentive fee to average net        0.03%           5.27%          1.40%         1.66%             0.57%
  assets(c)
Ratio of net investment loss to average     (1.97)%         (7.07%)        (2.46%)       (3.26%)           (2.80%)
  net assets(c)
Portfolio turnover rate                       462%            390%           276%          212%              193%
Average debt ratio                           0.54%           1.65%          0.36%         0.09%             0.32%


---------------
 (a) Per share amounts presented are based on average shares outstanding throughout the periods indicated.

 (b) Total return gross/net of incentive fee is calculated assuming an investment on the first day of each period reported, reinvestment of all dividends and distributions, if any, at net asset value on the ex-dividend dates, and a sale at net asset value on the last day of each period reported. The figures do not include any applicable sales charges; results would be lower if they were included. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

 (c) The computation of such ratios for an individual shareholder may vary from these ratios due to the timing of capital transactions.

                                  RISK FACTORS

                  THE FUND IS A SPECULATIVE INVESTMENT AND AN INVESTMENT IN THE FUND ENTAILS SUBSTANTIAL RISKS. THERE CAN BE NO ASSURANCE THAT THE FUND'S INVESTMENT OBJECTIVE WILL BE ACHIEVED. IN PARTICULAR, THE FUND'S USE OF LEVERAGE, ACTIVE TRADING, SHORT SELLING AND DERIVATIVES TRANSACTIONS, AND ITS LIMITED DIVERSIFICATION CAN, IN CERTAIN CIRCUMSTANCES, RESULT IN SIGNIFICANT LOSSES TO SHAREHOLDERS.

GENERAL

                  All securities investments risk the loss of capital.
Investors may experience a significant decline in the value of their investment. The Fund should be considered a speculative investment. Investors should invest only if they can sustain a complete loss of their investment. To the extent that the Fund makes substantial investments in securities of a single issuer or issuers in a single industry sector, the risk of any investment decision is increased.

                  Recent economic developments may magnify the risk of investing in the Fund. Dramatic declines in the housing market, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities, but spreading to credit default swaps and other derivative instruments, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail. Additionally, many lenders and institutional investors have reduced, and in some cases, ceased to provide funding to borrowers, including other financial institutions, reflecting an ongoing concern about the stability of the financial markets generally and the strength of counterparties. See "Investment in Banking/Financial Services Companies," below. More recently, this economic turmoil has spread beyond the banking and financial services industry and has begun to effect other seemingly unrelated industries, such as the U.S. automobile industry. The depth of the current financial crisis is continuing to expand and its ultimate scope, reach and effect cannot be predicted.

                  Consequences of this economic turmoil that may adversely effect the Fund include, among other things:

        o a lack of available credit, lack of confidence in the financial sector and reduced business activity, all which could materially and adversely affect the Fund, each of the sectors in which the Fund invests and economic conditions generally. For example, the Fund offers to repurchase a certain percentage of its outstanding shares each calendar quarter. The erosion of confidence in the financial sector, and the continuing deterioration of the financial markets and economic conditions generally, could lead to larger numbers of shareholders tendering their Fund shares for repurchase. This could result in a general decline in the Fund's asset base over time, thus hampering the Fund's ability to effectively invest its capital to achieve its investment objective. See "Repurchase Offers," below. The longer these conditions persist, the greater the probability that these factors could have an adverse effect on the Fund's financial results and continued viability.

        o a significant decline in the equity markets, which has reduced, and may further reduce, the value of the Fund's portfolio securities;

        o the possibility that derivative instruments and hedging strategies of the type the Fund uses to manage risk might not perform as intended or expected, resulting in higher realized losses and unforeseen cash needs. In addition, the derivative instruments and hedging strategies the Fund uses rely on the performance of various counterparties. Due to the unprecedented challenging conditions in the financial markets, such counterparties may fail to perform, thus rendering the Fund's hedging strategies and derivative positions ineffective, which would likely result in significant losses to the Fund.

                  Legislation has been passed in an attempt to address the instability in the financial markets. This legislation makes up to $700 billion available to the U.S. Treasury Department for its use in efforts to stabilize and support the credit and financial markets. To this end, one use the U.S. Treasury and the bank regulatory agencies have announced is coordinated programs to invest an aggregate of $250 billion (out of the $700 billion) in capital issued by qualifying U.S. financial institutions and to guarantee senior debt of all FDIC insured institutions and their qualifying holding companies, as well as deposits in non-interest bearing transaction accounts. This legislation or similar proposals, as well as other actions such as monetary or fiscal actions of U.S. government instrumentalities or comparable authorities in other countries, may fail to stabilize the financial markets, thereby prolonging the negative effects on the Fund. This legislation and other proposals or actions may also have other consequences, including material effects on interest rates and foreign exchange rates, which could materially affect the Fund's investments in ways that the Fund cannot predict.

                  Even if legislative or regulatory initiatives or other efforts successfully stabilize and add liquidity to the financial markets, the Fund may need to modify its investment strategies in order to satisfy new regulatory requirements or to compete in a changed business environment. For example, temporary prohibitions and restrictions on short sales of securities designed to address perceived abuses have impacted the availability and usefulness of this investment and hedging strategy. See "Short Selling," below. If these or other regulatory actions were to be more than temporary, the Fund's ability to manage risk, capitalize on market opportunities and meet its investment objective may be adversely affected. Furthermore, the U.S. government has indicated its willingness to implement additional measures as it may see fit to address changes in market conditions, and further Congressional responses to this financial crisis may result in a comprehensive overhaul of the regulatory infrastructure governing the financial system. These future governmental measures may have further negative consequences for the Fund and its investments and may diminish future opportunities available to it in ways that cannot be predicted.

                  Given the volatile nature of the current market disruption and the uncertainties underlying efforts to mitigate or reverse the disruption, the Fund, the Investment Adviser and the Sub-Investment Advisers may not timely anticipate or manage existing, new or additional risks, contingencies or developments, including regulatory developments and trends in new products and services, in the current or future market environment. Such a failure could materially and adversely affect the Fund's investments and its ability to meet its investment objectives.

STOCK PRICES FLUCTUATE

                  Apart from the specific risks identified below, the Fund's investments may be negatively affected by the broad investment environment in the securities markets. That investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Further, the recent downturn in the general economy, which originated in the sub-prime mortgage sector of the credit market, has led to unprecedented volatility in the value of stocks and to dramatic declines in the value of stocks. Therefore, as with any fund that invests in stocks, the Fund's net asset value will fluctuate and, in the current investment environment, such fluctuations are likely to occur quickly and dramatically. Investors may experience a significant decline in the value of their investment and could lose money. The Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment.

INVESTMENT IN HEALTHCARE/BIOTECHNOLOGY COMPANIES

                  Under normal market conditions, the Fund invests a substantial portion of its assets in the securities of healthcare/biotechnology companies. The Fund's net asset value may be susceptible to factors affecting such industry and related industries and to greater risk and market fluctuation than the net asset value of a fund that invests in a broader range of portfolio securities. Investments in healthcare/biotechnology companies' securities face specific risks, which include:

        o intensive government regulation, making these companies susceptible to changes in government policy and failures to secure, or unanticipated delays in securing, regulatory approvals;

        o strict regulatory approval requirements for new products and drugs;

        o intensive competition, including products that may quickly become obsolete;

        o scarcity of management, technical, scientific, research and marketing personnel with appropriate training;

        o intellectual property considerations, including the possibility of lawsuits related to patents and other intellectual property;

        o changing investor sentiments and preferences with regard to healthcare/biotechnology sector investments (which are generally perceived as risky);

        o many such companies tend to be smaller companies with limited product lines and financial and managerial resources;

        o less predictable returns, less publicly available information and little or no research by the investment community;

        o reduced liquidity and a limited number of exchange listings or dealers willing to make a market;

        o increased share price volatility because, in periods of investor uncertainty, investor sentiment may favor large, well-known companies over smaller, lesser-known companies; and

        o reliance, in many cases, on one or two key individuals for management.

INVESTMENT IN BANKING/FINANCIAL SERVICES COMPANIES

                  Under normal market conditions, the Fund invests a substantial portion of its assets in the securities of companies engaged in the banking/financial services sector. The Fund's net asset value may be susceptible to factors affecting such sector and related sectors and to greater risk and market fluctuation than the net asset value of a fund that invests in a broader range of portfolio securities. Banking/financial services companies are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a banking/financial services company can make, and the interest rates and fees it can charge. These limitations may have a significant impact on the profitability of a banking/financial services company since profitability is attributable, at least in part, to the company's ability to make financial commitments such as loans. Profitability of a banking/financial services company is largely dependent on the availability and cost of the company's funds, and can fluctuate significantly when interest rates change. The financial difficulties of borrowers can negatively impact the industry to the extent that borrowers may not be able to repay loans made by financial service companies. In addition, many factors affecting companies in such industries are generally beyond such companies' control such as the performance of the U.S. and foreign economies and stock markets and interest rates. Inflation, national and world politics, fiscal policy and current events, will each have a significant effect on such companies' securities performance. The 1940 Act restricts the Fund from acquiring the securities of any company that derives more than 15% of its gross revenues from securities related activities, such as a broker, dealer, underwriter or a federally registered investment adviser (a "securities related issuer") subject to exception. Under Rule 12d3-1 under the 1940 Act, however, the Fund may generally purchase up to 5% of any class of equity securities of a securities related issuer, or up to 10% of the debt securities of a securities related issuer, so long as, in each case, no more than 5% of the Fund's total assets are invested in the securities related issuer. Rule 12d3-1 may operate to limit the size of the banking/financial services Sub-Investment Adviser's investment position with respect to one or more securities related issuers.

                  Banking/financial services companies that are insurance companies may be subject to severe price competition, claims activity, marketing competition and general economic conditions. Particular insurance lines may also be influenced by specific matters. Property and casualty insurer profits may be affected by certain weather catastrophes, terrorist activities and other disasters. Life and health insurer profits may be affected by mortality risks and mortality rates. Individual insurance companies may be subject to material risks including inadequate reserve funds to pay claims and the inability to collect from the insurance companies that insure insurance companies, so-called reinsurance carriers. The 1940 Act restricts the Fund from acquiring any security issued by an insurance company if the Fund owns, or will own as a result of the acquisition, more than 10% of the total outstanding voting stock of the insurance company. The 1940 Act may operate to limit the size of banking/financial services Sub-Investment Adviser's investment position with respect to one or more insurance companies.

                  A recent disruption in the financial and credit markets, which originated in and most dramatically effected the sub-prime mortgage sector of the credit market, has had and likely will continue to have severe expansive and potentially long-term consequences for the banking/financial services sector and, to a large degree, the economy in general. These factors create a highly volatile and uncertain business environment for the banking/financial services companies in which the Fund invests, and significantly increases the risk of investing in these companies. These risks include, but are not limited to, diminished income or operating losses, decreased asset values and impaired financial and mandatory operating ratios, losses of principal and interest on existing loans as a result of borrowers' inability to either make such payments at all or to make such payments in a timely manner, loss of future revenues from a downturn in the volume of loan originations, securitizations and other directly and indirectly related business activity, a loss of collateral value, and slowdown in the housing and related industries, and in the economy generally. These factors and others have resulted in poor financial results, substantial write-downs of the values of assets, volatile and declining stock prices, stricter lending standards, and increased risk of bankruptcy and business failure generally for companies in the banking/financial services industry. There is also a call for increased regulation and more conservative business practices that may impose burdensome and restrictive requirements on companies in the banking/financial services sector.

                  For example, companies in the banking/financial services sector (e.g., investment banks, commercial banks and insurance companies) have incurred billions of dollars in write-downs due to mortgage related investments, forcing these institutions to raise capital and sell assets to shore up their overleveraged balance sheets, which may result in dilutive common and preferred stock offerings, dividend cuts and/or the loss of valuable revenue streams. In several high-profile instances, these write-downs, coupled with the tightening of the credit markets, have resulted in bank failures, bankruptcy and/or distressed sales to other institutions. In addition, some investment banks that have not failed, become bankrupt or been acquired by other institutions have elected to become bank holding companies and consequently are now subject to regulation as such by the U.S. Federal Reserve. While the U.S. Federal Reserve has intervened in this on-going financial crisis by lowering the Fed funds rate and embarking on a series of other policy initiatives to add liquidity to the financial and credit markets, and Congress and the Treasury have committed up to $700 billion in emergency relief to support the credit and financial markets, the immediate and long-term effects of these measures are unclear and, notwithstanding these extraordinary initiatives, market conditions have continued to be volatile and may remain so for the foreseeable future.

                  Additionally, in light of the on-going financial crisis, regulators have implemented unprecedented emergency measures in an attempt to stabilize the financial and credit markets. These measures have had, and may have in the future, a significant adverse impact on the manner in which the Sub-Investment Adviser manages the Fund's investment position with respect to banking/financial services companies. For example, the Fund seeks to achieve its investment objective of capital appreciation while managing risk through the use of a multi-strategy hedged equity investment program. One strategy the Fund uses both to hedge risk, and for non-hedging purposes to achieve its investment objective, is the short sale of securities of banking/financial services companies. During the dramatic decline in the financial markets in September and October of 2008, the SEC issued an emergency order prohibiting the short sale of securities of many companies in an attempt to stabilize the financial markets. While the passage of the Emergency Economic Stabilization Act of 2008 has led to the expiration of this particular emergency order, such unprecedented measures, as well as the general contraction of the credit and derivative markets associated with this economic downturn, may have a significant adverse impact on the ability of the Fund to meet its investment objective and the ability of the Sub-Investment Adviser managing the Fund's investment position in the banking/financial services sector to effectively implement the Fund's investment program. For example, the banking/financial services Sub-Investment Adviser may be forced to pursue alternative hedging or investment strategies that may be less effective or less desirable than short selling. See "Short Selling," below. Furthermore, the Congressional response to the financial crisis may result in a comprehensive overhaul of the regulatory infrastructure governing the financial system, the effect of which can not be predicted.

INVESTMENT IN TECHNOLOGY COMPANIES

                  Under normal market conditions, the Fund invests a substantial portion of its assets in the equity securities of companies that rely significantly on technological events or advances in their product development, production or operations. The value of the Fund's shares may be susceptible to factors affecting technology and technology-related industries and to greater risk and market fluctuation than an investment in a fund that invests in a broader range of portfolio securities. Investments in technology companies' securities face specific risks, which include:

     o  many technology companies will have limited operating histories;

     o rapidly changing technologies and products that may quickly become obsolete;

     o exposure to a high degree of government regulation, making these companies susceptible to changes in government policy and failures to secure regulatory approvals;

     o cyclical patterns in information technology spending which may result in inventory write-offs;

     o scarcity of management, engineering and marketing personnel with appropriate technological training;

     o isolated setbacks since such companies tend to be smaller companies with limited product lines and limited financial resources;

     o  reliance, in many cases, on one or two key individuals for management;

     o the possibility of lawsuits related to technological patents and other intellectual property; and

     o changing investor sentiments and preferences with regard to technology sector investments (which are generally perceived as risky).

EQUITY SECURITIES

                  The Investment Adviser allocates the Fund's assets available for investment among three Separate Investment Accounts, which in turn are managed by one or more Sub-Investment Advisers. A significant portion of the Separate Investment Accounts' respective investment portfolios normally will consist of long and short positions in common stocks and other equity securities including, but not limited to, preferred stocks, convertible preferred stocks and convertible debt securities. The values of equity securities change in response to many factors, including, but not limited to, the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions. Recently, the values of equity securities have been declining in response to the ongoing volatility in the market and in economic conditions generally. See "Investment in Banking/Financial Services Companies," above.

                  The Separate Investment Accounts' investments may include securities that are listed on foreign and U.S. securities exchanges as well as unlisted securities that are traded over-the-counter. Equity securities of companies traded over-the-counter and on foreign exchanges may not be traded in the volumes typically found on a national securities exchange in the U.S. Consequently, a Separate Investment Account may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than is required to dispose of the securities of U.S. exchange listed companies. In addition, significant disparities may exist between "bid" and "asked" prices for financial instruments that are not traded on an exchange. Financial instruments not traded on exchanges also are not subject to the same type of government regulation as exchange traded instruments, and many of the protections afforded to participants in a regulated environment may not be available in connection with such transactions. To the extent that a Separate Investment Account engages in these transactions, the Separate Investment Account must rely on the creditworthiness of its counterparty.

                  There is no minimum required market capitalization of the companies in which a Separate Investment Account may invest, and a Separate Investment Account may invest a significant portion of its assets in securities of companies having smaller market capitalization. Investments in companies with smaller market capitalization are generally riskier than investments in larger, well-established companies. Smaller companies often are more recently formed than larger companies and may have limited product lines, distribution channels and financial and managerial resources. There is often less publicly available information about these companies than there is for larger, more established issuers, making it more difficult for the Investment Adviser or the Sub-Investment Advisers to analyze the value of such companies. The equity securities of smaller companies are often traded over-the-counter and those securities may not be traded in the volume typical for securities that are traded on a national securities exchange. Consequently, a Separate Investment Account may be required to sell these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies. These companies may not be well known to the investing public, may not have significant institutional ownership and may have cyclical, static or only moderate growth prospects. Additionally, the securities of these companies may be more volatile in price and have less liquidity than the securities of companies having larger market capitalization.

COMMON STOCKS

                  Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity's preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

PREFERRED STOCKS

                  Preferred stock generally has a preference over an issuer's common stock as to dividends and upon liquidation, but it ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

IPO SECURITIES

                  A Separate Investment Account may purchase securities of companies in initial public offerings or shortly thereafter. Special risks associated with these securities may include a limited number of shares available for trading, unseasoned trading, lack of investor knowledge of the issuer, and limited operating history. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for a Separate Investment Account to buy or sell significant amounts of shares without an unfavorable impact on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospect of achieving them.

CONVERTIBLE SECURITIES

                  Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their debt characteristics and
(iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. Investments by the Separate Investment Accounts in convertible securities will generally be considered as equity securities.

                  The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a debt security.

                  A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund's ability to achieve its investment objective.

FOREIGN SECURITIES

                  The Fund may invest in the securities of foreign issuers. Investments in foreign securities face specific risks, which include: unfavorable changes in currency rates, exchange control regulations and the repatriation of capital; restrictions on, and costs associated with, the exchange of currencies; different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements; varying custody, brokerage and settlement practices; problems that may arise in connection with the clearance and settlement of trades; increased market risk due to regional economic and political instability; securities markets which are less developed than in the U.S. and subject to a lesser degree of supervision and regulation; greater price volatility due to smaller volume and liquidity in most foreign securities markets; foreign withholding taxes; the seizure and nationalization of foreign deposits; increased potential for corrupt business practices in certain foreign countries; and difficulties in invoking the legal process abroad and enforcing contractual obligations.

LEVERAGE; BORROWING

                  The Fund borrows money for investment purposes and may borrow to meet repurchase requests. To the extent that the Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed. If the Fund's investments decline in value, the loss will be magnified if the Fund has borrowed money to make its investments.

                  If the Fund does not generate sufficient cash flow from operations, it may not be able to repay borrowings, or it may be forced to sell investments at disadvantageous times to repay borrowings. The Fund's performance may be adversely affected if it is not able to repay borrowings (because of the continuing interest expense) or if it is forced to sell investments at disadvantageous times in order to repay borrowings. The Fund may elect to sell its more liquid assets first to repay borrowings, thus increasing its concentration in less liquid securities.

                  The 1940 Act provides that the Fund may not borrow for any purpose if, immediately after doing so, it will have an "asset coverage" of less than 300%. This could prevent the Fund from borrowing to fund the repurchase of shares. For this purpose, an "asset coverage" of 300% means that the Fund's total assets equal 300% of the total outstanding principal balance of indebtedness. The Fund also may be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce its asset level below what is required by the 1940 Act or the Fund's borrowing arrangements, a risk that is more acute in the current economic environment if the Fund borrows money.

                  The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the shareholders, and the terms of any borrowings may contain provisions that limit certain activities of the Fund. Payments of interest and fees incurred in connection with borrowings will increase the Fund's expense ratio and will reduce any income the Fund otherwise would have available. The Fund's obligation to make interest or principal payments on borrowings may prevent the Fund from taking advantage of attractive investment opportunities.

                  To obtain "leveraged" market exposure in certain investments and in an effort to increase the overall return to the Fund of various investments, the Fund may purchase options and other instruments that do not constitute "indebtedness" for purposes of the "asset coverage" requirement. These instruments nevertheless may involve significant economic leverage and therefore involve the risks of loss described herein. In some cases, the leverage may be significant with an associated significant risk of loss.

USE OF DERIVATIVES

                  The Fund is authorized to use derivative instruments to seek to hedge portfolio risk, for cash management purposes and for non-hedging purposes in pursuit of its investment objective of capital appreciation. Investing in derivative investments involves numerous risks. For example:

     o the underlying investment or security might not perform in the manner that the Sub-Investment Adviser expects it to perform, which could make an effort to hedge unsuccessful;

     o the company issuing the instrument may be unable to pay the amount due on the maturity of the instrument;

     o certain derivative investments held by the Fund may trade only in the over-the-counter markets or not at all, and can be illiquid; and

     o derivatives may change rapidly in value because of their inherent leverage.

                  All of this can mean that the Fund's net asset value may change more often and to a greater degree than it otherwise would. The Fund has no obligation to enter into any hedging transactions. Additional information regarding certain specific characteristics of certain derivative instruments that the Fund may utilize is set forth in the Statement of Additional Information under "Additional Investment Policies."

SWAPS AND OTHER CUSTOMIZED DERIVATIVE INSTRUMENTS

                  A Separate Investment Account may take advantage of opportunities in the area of swaps, options on various underlying instruments, swaptions and certain other customized derivative instruments. In addition, a Separate Investment Account may take advantage of opportunities with respect to certain other derivative instruments that are not presently contemplated for use by a Separate Investment Account or which are currently not available, but which may be developed, to the extent such opportunities are both consistent with the Sub-Investment Adviser's investment strategy and the Fund's investment objective and legally permissible for the Fund. Special risks may apply to instruments that are invested in by a Separate Investment Account in the future, which risks cannot be determined at this time or until such instruments are developed or invested in by a Separate Investment Account.

                  A swap is a contract under which two parties agree to make periodic payments to each other based on specified interest rates, an index or the value of some other instrument, applied to a stated, or "notional," amount. Swaps generally can be classified as interest rate swaps, currency swaps, commodity swaps or equity swaps, depending on the type of index or instrument used to calculate the payments. Such swaps would increase or decrease a Separate Investment Account's investment exposure to the particular interest rate, currency, commodity or equity involved. A swaption is an option entitling one party to enter into a swap agreement with the counterparty. In addition to swaps and swaptions, a Separate Investment Account may become a party to various other customized derivative instruments entitling the counterparty to certain payments on the gain or loss on the value of an underlying or referenced instrument. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, counterparty credit risk, legal risk and operations risk. In addition, swaps and other derivatives can involve significant economic leverage and may, in some cases, involve significant risk of loss.

SHORT SELLING

                  Short selling is a speculative investment technique that the Sub-Investment Adviser may use with respect to a Separate Investment Account. It involves the selling of securities that the Fund does not own coupled with the obligation to return such securities at a future date and involves the following additional risks:

     o while the potential gain on a short sale is limited, the loss is theoretically unlimited;

     o it can increase the effect of adverse price movements on the Fund's portfolio;

     o the Fund may not be able to close out a short position at any particular time or at the desired price;

     o the Fund may be subject to a "short squeeze" when other short sellers desire to replace a borrowed security at the same time as the Fund, thus increasing the price the Fund may have to pay for the security and causing the Fund to incur losses on the position;

     o if the market for smaller capitalization or foreign companies becomes illiquid, the Fund may be unable to obtain securities to cover short positions; and

     o  certain foreign markets may limit the Fund's ability to short stocks.

                  The Fund will maintain in a segregated account cash or liquid securities having a value at least equal to the value of the short position, marked to market daily. Segregation of assets or covering short positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

                  In light of the on-going financial crisis, the SEC has adopted temporary rules designed to eliminate certain short selling practices seen as improper or abusive and detrimental to the integrity of the markets. Although these new regulations are meant to curb abusive practices and provide the SEC with useful market information, these new regulations, and the potential for further interventions by the SEC and/or other U.S. regulators, may also have the effect of discouraging or impeding otherwise legitimate short selling practices due to the increased economic, regulatory, compliance and disclosure obligations and/or risks that they present. Because the Fund's investment program focuses on short selling to hedge risk and for non-hedging purposes to meet its investment objective, the risks and/or obligations presented by these new regulations, and of the potential for further interventions, may result in the Sub-Investment Advisers engaging in short sales to a lesser extent then they have in the past or otherwise would, may lead the Sub-Investment Advisers to pursue alternative hedging or investment strategies that may be less effective or less desirable than short selling or to forego such investment opportunities altogether, and these consequences may have a significant adverse impact on the Fund's ability to manage risk, capitalize on market opportunities and meet its investment objectives.

RESTRICTED AND ILLIQUID INVESTMENTS

                  Although each Sub-Investment Adviser invests primarily in publicly traded securities, the Fund may invest up to 15% of the value of its total assets (measured at the time of investment) in investments that are illiquid. These investments may include restricted securities, which are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. Restricted securities and illiquid investments involve the risk that the securities will not be able to be sold at the time desired or at prices approximating the value at which the Fund is carrying the securities. In addition, where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the Fund's ability to sell such security under an effective registration statement. If, during such period, adverse market conditions were to develop, a less favorable price would be received by the Fund. Restricted securities for which no market exists and other illiquid investments are valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Board.

LIMITED DIVERSIFICATION

                  The Fund is a "non-diversified" investment company. Thus, there are relatively few limitations on the percentage of the Fund's assets that may be invested in the securities of any one issuer. To the extent that a relatively high percentage of the Fund's assets are invested in the securities of a limited number of issuers, some of which may be within the same industry, the Fund's investment portfolio will be more susceptible to any single economic, political or regulatory occurrence than the portfolio of a diversified investment company.

                  As a non-fundamental policy, the Fund intends to invest no more than 15% of the value of its total assets (measured at the time of investment) in the securities of any one issuer. This non-fundamental policy may be changed at any time in the future by the Board. In addition, while seeking desirable investments, the Fund may temporarily exceed this limitation subject to other applicable policies and procedures.

RELIANCE ON SUB-INVESTMENT ADVISERS

                  The Fund's ability to identify attractive investment opportunities is substantially dependent upon the Portfolio Managers. The Fund believes that its current Sub-Investment Advisers and their Portfolio Managers have substantial experience in investments in their respective sectors. If one or more of them (or others retained by the Fund) were to cease managing the Fund's assets, the Investment Adviser may not be able to find qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective. In addition, the loss of a Sub-Investment Adviser will cause the Fund's investment allocation to be unbalanced across each sector until another Sub-Investment Adviser can be appointed.

INCENTIVE FEES

                  The Investment Adviser has the right to receive Incentive Fees based on the independent investment performance of each Separate Investment Account. As non-managing members of the Investment Adviser, the Sub-Investment Advisers share in the profits of the Investment Adviser, which may give Sub-Investment Advisers reason to select investments for the Fund that are riskier or more speculative than they would select if the Investment Adviser were paid only an asset-based management fee. Incentive fees may also encourage a Sub-Investment Adviser to use leverage to increase the return on its investments. In addition, the Investment Adviser may receive Incentive Fees for a given fiscal period even if the Fund's overall investment performance for that fiscal period is negative provided that one or more Separate Investment Accounts has positive investment performance and has recovered any cumulative loss.

                  For purposes of determining Incentive Fees, a "fiscal period" is normally the fiscal year, except that, whenever the assets of a Separate Investment Account are reduced as a result of net share repurchases since the date of the end of the prior fiscal period, the period of time from the last fiscal period end through that date constitutes a fiscal period. In addition, the Investment Advisory Agreement may require the Fund to calculate a fiscal period under certain additional circumstances. The Sub-Investment Advisers' incentive compensation will be based on unrealized as well as realized gains. There can be no assurance that such gains will, in fact, ever be recognized. See "Investment Advisory and Other Services" in the Statement of Additional Information.

                  Except as set forth below, the Fund does not accrue an Incentive Fee attributable to any Separate Investment Account unless that Separate Investment Account has fully recovered any cumulative losses from prior periods. However, the total amount of a Separate Investment Account's cumulative loss is shared equally by all outstanding shares of the Fund. Thus, if after a loss is incurred, there are net additional sales of shares (including shares issued as a result of the reinvestment of dividends), the per-share amount (but not the dollar amount) of cumulative loss attributable to a Separate Investment Account will be reduced. These factors may reduce the benefit of the cumulative loss to existing shareholders or to a shareholder that does not reinvest distributions, and may result in a shareholder indirectly bearing a higher percentage Incentive Fee than the shareholder otherwise would.

REPURCHASE OFFERS

                  The Fund offers to purchase only a small portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular repurchase offer. The Fund has at times experienced oversubscribed repurchase offers. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares, but only up to a maximum amount of an additional 2% of the outstanding shares of the Fund beyond the original repurchase offer amount. If the Fund determines not to repurchase additional shares beyond the original repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

                  The Fund's repurchase policy may have the effect of decreasing the size of the Fund over time from what it otherwise would have been. It may, therefore, force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Fund and cause its expense ratio to increase.

                  Incentive Fees are accrued as a liability of the Fund each day and so reduce the net asset value of all shares. The repurchase price received by an investor whose shares are repurchased in a quarterly repurchase offer will therefore reflect an accrual for the Incentive Fee expense if any Separate Investment Account has experienced an increase in net assets due to investment operations from the beginning of the fiscal period through the date of repurchase. However, that Incentive Fee accrual may subsequently be reversed if the Separate Investment Account's performance declines. No adjustment to a repurchase price will be made after it has been fixed.

                  In addition, if the total number of shares repurchased in repurchase offers during a fiscal year results in the Fund closing a fiscal period other than at the Fund's fiscal year end, the Investment Adviser will receive an Incentive Fee payment if any Separate Investment Account has a cumulative net profit for that fiscal period. Thus, the Fund's repurchase policy may have the effect of causing the Investment Adviser to receive payment for a portion of the Incentive Fee in any given fiscal year that it might not have otherwise earned. See "Repurchase Offers -- Consequences of Repurchase Offers."

LIQUIDITY RISKS

                  The Fund does not and will not list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund's shares. Shares may be held only through Oppenheimer & Co. or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. Shareholders are unable to redeem shares on a daily basis because the Fund is a closed-end fund. In addition, the Fund's shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors and who hold their shares through brokers, dealers or other financial intermediaries that have entered into an agreement for the provision of shareholder services to the Fund. Brokers, dealers, other financial intermediaries or the Fund may require substantial documentation in connection with a requested transfer of shares, and shareholders should not expect that they will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Shares are not and will not be traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund periodically offers to repurchase shares, a shareholder may not be able to liquidate its investment in the Fund within a time frame suitable to that shareholder. See "Repurchase Offers."

ACTIVE MANAGEMENT OF PORTFOLIO

                  The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses are high. Although the Fund cannot accurately predict its portfolio turnover, the Investment Adviser expects that the Fund's portfolio turnover rate will significantly exceed that of other registered investment companies. A high turnover rate may also result in the realization of capital gains, including short-term gains which will be taxable to the shareholders as ordinary income.

RELIANCE ON CORPORATE MANAGEMENT AND FINANCIAL REPORTING

                  Many of the strategies implemented by the Sub-Investment Advisers rely on the financial information made available by the issuers in which the Separate Investment Accounts invest. The Sub-Investment Advisers may not have the ability to independently verify the financial information disseminated by the issuers in which the Separate Investment Accounts may invest and are dependent upon the integrity of both the management of these issuers and the financial reporting process in general. Investors such as the Fund can incur material losses as a result of corporate mismanagement, fraud and accounting irregularities.

MARKET DISRUPTION AND GEOPOLITICAL RISK

                  The aftermath of the war with Iraq, the continuing occupation of Iraq and continuing terrorist attacks around the world may have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the occupation cannot be predicted with any certainty. The war and occupation, terrorism and related geopolitical risks have led, and may in the future lead to, increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. Those events could also have an acute effect on individual issuers or related groups of issuers. These risks could also adversely affect individual issuers and securities markets, interest rates, inflation and other factors relating to the Fund's shares.

SPECIAL RISKS OF SEPARATE INVESTMENT ACCOUNT STRUCTURE

                  The Investment Adviser may receive Incentive Fees that are based, in part, on the investment performance of each Separate Investment Account irrespective of the performance of any other Separate Investment Account or the investment performance of the Fund as a whole. Thus, the Investment Adviser may receive Incentive Fees in any year (or fiscal period) in the event one or more of the Separate Investment Accounts has positive investment return even if the Fund's overall investment return is negative.

                  The Fund's investment decisions are made by the Sub-Investment Advisers of each Separate Investment Account. Such decisions are made independently of Sub-Investment Advisers of the other Separate Investment Accounts. In certain circumstances, one Separate Investment Account may be acquiring shares of an issuer whose shares are being disposed of by another Separate Investment Account (for example, the healthcare/biotechnology and technology Separate Investment Accounts). Consequently, the Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result. In addition, a loss resulting from the sale of a security by one Separate Investment Account may be disallowed for federal income tax purposes under the "wash sale" rule if the Fund purchases such security in another Separate Investment Account within a certain period of time after such sale.

POTENTIAL CONFLICTS OF INTEREST

                  The Investment Adviser, the Sub-Investment Advisers, or their respective affiliates, provide investment management and other services to various entities. Each of the foregoing may also carry on substantial investment activities for their own accounts and for other accounts (collectively, "Other Accounts"). The Fund has no interest in these activities. As a result of the foregoing, the Investment Adviser, Sub-Investment Advisers and their respective affiliates are engaged in substantial activities other than on behalf of the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons devote only so much of their time to the management of the Fund's investments as in their judgment is necessary and appropriate.

                  There may be circumstances under which the Investment Adviser or the Sub-Investment Advisers may cause one or more of their Other Accounts to commit a different percentage of their respective assets to an investment opportunity than to which the Investment Adviser or Sub-Investment Adviser commits the Fund's assets. There also may be circumstances under which the Investment Adviser or the Sub-Investment Advisers may consider participation by their Other Accounts in investment opportunities in which the Investment Adviser or the Sub-Investment Adviser does not intend to invest on behalf of the Fund, or vice versa. In addition, the Sub-Investment Advisers may receive research products and services in connection with the brokerage services that the Investment Adviser and its affiliates may provide from time to time to one or more Other Accounts or to the Fund. See "Potential Conflicts of Interest" and, in the Statement of Additional Information, "Additional Potential Conflicts of Interest" and "Brokerage."

                  Oppenheimer & Co. or its affiliates may act as financial adviser or lender to the Fund's portfolio companies or to affiliates of the portfolio companies to the extent that it determines that such activities are consistent with applicable law. In providing advisory and financial services, Oppenheimer & Co. or its affiliates may take actions, including, without limitation, restructuring, foreclosure, requiring additional collateral, charging significant fees and interest, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, that may be contrary to the interests of the Fund.

                                    THE FUND

                  Advantage Advisers Multi-Sector Fund I is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund was organized on August 14, 2001 in the State of Delaware. The Fund commenced operations on March 27, 2002. The Fund's principal office is located at 200 Park Avenue, 24th Floor, New York, New York 10166. Advantage Advisers L.L.C. is responsible for the Fund's investment activities pursuant to the Investment Advisory Agreement. Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve as the Trustees of the Fund. See "Management of the Fund -- Board of Trustees."

                                 USE OF PROCEEDS

                  The Fund expects that any proceeds from the sale of shares, excluding the amount of any sales charge paid by investors, will be used to implement the Fund's investment program and objectives as soon as practicable, consistent with market conditions, after receipt of such proceeds by the Fund.

                              INVESTMENT STRUCTURE

                  The Fund is a specialized investment vehicle that combines certain of the features of a private investment partnership with those of a closed-end investment company that is offered to the public. Private investment partnerships are unregistered, commingled asset pools that are often aggressively managed and offered in large minimum denominations (typically between $250,000 and $1 million) through private placements to a limited number of high net worth individual and institutional investors. The general partners of these partnerships are typically compensated through asset-based fees and performance-based allocations. Closed-end investment companies are 1940 Act-registered asset pools, typically organized as corporations or business trusts, whose shares are offered to the public under the 1933 Act, and that usually are managed more conservatively than most private investment partnerships, subject to relatively modest minimum investment requirements (often less than $2,000) and publicly offered to a broad range of investors. The investment advisers to these companies are typically compensated through asset-based (but not performance-based) fees.

                  The Fund is similar to a private investment partnership in that its investment portfolio may be more actively managed than most other registered investment companies and its shares are sold in comparatively large minimum denominations ($25,000) solely to qualified high net worth individual and institutional investors, whose investment is subject to both asset-based and performance-based fees. However, the Fund, like other closed-end investment companies, has registered as an investment company under the 1940 Act and has registered its offering of shares under the 1933 Act in order to continuously offer its shares to the public. This permits a larger number of investors that have a higher tolerance for investment risk to participate in its hedged equity investment program without making the more substantial minimum capital commitment that is required by most private investment partnerships.

                  To facilitate the Fund's investment program under which various Sub-Investment Advisers are assigned responsibility for managing separate, designated portions of the Fund's assets, the Fund has established a Separate Investment Account for each Sub-Investment Adviser. The Fund currently has established three Separate Investment Accounts.

                               INVESTMENT PROGRAM

INVESTMENT OBJECTIVE

                  The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged-equity investment program. The term "hedged equity," when used in this context, means the use by a Sub-Investment Adviser of a combination of securities positions held "long" as well as a variety of other investment techniques and instruments, including but not limited to short selling, put and call options on securities and securities indices, swaps, swaptions, forward contracts and leverage, in an effort to enhance the potential for capital appreciation while attempting to preserve capital in, and profit from, adverse or volatile market conditions. No assurance can be given that the Fund will achieve its investment objective.

INVESTMENT STRATEGY

                  The Investment Adviser oversees the activities and performance of the Sub-Investment Advisers pursuant to the Investment Advisory Agreement. Advantage Advisers, Inc., a Delaware corporation wholly-owned by Oppenheimer Asset Management, is the managing member of the Investment Adviser and the Sub-Investment Advisers are non-managing members of the Investment Adviser. In providing services to the Fund, the Investment Adviser relies on personnel of Oppenheimer Asset Management to select Sub-Investment Advisers and to supervise the Sub-Investment Advisers. Such personnel evaluate Sub-Investment Advisers based on their experience and expertise in a particular investment strategy.

                  The Investment Adviser considers the Sub-Investment Advisers to be specialists in the sectors in which they invest. The Sub-Investment Advisers have each, in the judgment of the Investment Adviser, shown the ability to achieve superior results in their sectors and within their particular investment strategies. However, history shows that no one particular investment sector or strategy produces consistent or above average total return results, either on an absolute or relative basis, over all phases of a cycle in the equity market. Although a particular investment strategy may not achieve above average performance over any given period within a cycle, the Investment Adviser believes that the blending of investment strategies across sectors can be used to achieve more consistent returns with a reduction of risk and volatility.

                  The Investment Adviser initially allocated one-third of the Fund's assets available for investment to each Separate Investment Account. The portion of the Fund's total assets represented by a particular Separate Investment Account has changed, and will change, over time as a result of the Fund's investment operations. The Investment Adviser rebalances (to one-third each) the Separate Investment Accounts on December 31 of each year. Capital inflows (through additional sales of shares and dividend reinvestments) and capital outflows (through share repurchases or dividends) occurring during the calendar year will be credited or debited, as the case may be, one-third to each Separate Investment Account.

                  In managing the investments of the Fund, the Sub-Investment Advisers may utilize the proprietary investment research of other investment firms and/or fundamental analysis of company financial data in seeking to identify attractive investment opportunities. The research process may involve company visits, use of valuation models, review and analysis of published research, and discussions with industry sources. The research process may also involve direct contact with the management of the companies in which the Fund invests, augmented where necessary by contacts with competitors, suppliers or end users of relevant products. Certain Sub-Investment Advisers may use information provided by specialized research firms or regional brokerage companies in order to become more knowledgeable about particular industries and geographic areas. In addition, brokerage firm analysts may be used as either research backup or company specialists. Trade publications and industry sources will also be studied on a regular basis. Finally, the network of investment managers and analysts with which the Investment Adviser, the Sub-Investment Advisers and Portfolio Managers have become acquainted during the years in which they have worked as asset managers may be utilized as informal sources of information.

                  The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may significantly exceed those of other registered investment companies. Additionally, a high portfolio turnover rate may result in the realization of capital gains, including short-term gains which are taxable to shareholders as ordinary income. Nevertheless, the tax implications of the Fund's active trading style generally will not be a factor in the management of the Fund's portfolio. The rebalancing of the assets allocated to each Separate Investment Account will also have the effect of increasing the Fund's portfolio turnover.

                  Under normal market conditions, the Fund principally invests its assets in the equity or equity related securities of U.S. and non-U.S. issuers in the banking/financial services, healthcare/biotechnology and technology sectors. As a non-fundamental policy, the Fund intends to invest no more than 15% of the value of its total assets (measured at the time of investment) in the securities of any one issuer. This non-fundamental policy may be changed at any time in the future by the Board. In addition, while seeking desirable investments, the Fund may temporarily exceed this limitation, subject to other applicable policies and procedures. During periods of adverse market conditions in any of the sectors in which the Fund invests, or in the equity securities market generally, the Fund and each Separate Investment Account may temporarily reduce the Fund's exposure to securities of issuers in such sectors or invest the Fund's assets in high quality fixed-income securities, including money market instruments, or hold its assets in cash. The Fund may also invest in money market instruments or hold cash for liquidity purposes to meet repurchase requests or otherwise.

                  The securities in which the Fund invests typically are traded on nationally and internationally recognized securities exchanges or liquid over-the-counter markets. Depending upon market conditions and the availability of suitable investment opportunities, the Fund may utilize leverage in pursuing its investment objective. Leverage is the practice of borrowing money to purchase investments, which the Fund may do by purchasing securities on margin, borrowing from a bank or entering into reverse repurchase agreements. Equity securities in which the Fund invests may include common and preferred stock and other securities having equity characteristics, including convertible debt securities, put and call options on securities and securities indices, warrants and rights. As part of its investment program, the Fund may effect short sales of securities and may invest in debt securities. The Fund may also utilize swaps, swaptions and other derivative instruments such as forward contracts and structured equity related products, subject, however, to certain limitations described elsewhere in this prospectus or in the Statement of Additional Information, including any policies established by the Board. The Fund may also invest in non-convertible bonds and other non-convertible debt securities when a Sub-Investment Adviser believes that these securities offer opportunities for capital appreciation or a more favorable risk/reward ratio. Each of the foregoing described activities entails risk. See "Risk Factors -- Leverage; Borrowing," "Risk Factors -- Use of Derivatives" and "Risk Factors -- Short Selling."

                  Additional information about the types of investments that will be made by the Fund, its investment practices and related risk factors is provided below and in the Statement of Additional Information. Except as otherwise indicated, the Fund's investment policies and restrictions are not fundamental and may be changed without a vote of shareholders under the 1940 Act.

INDUSTRY SECTORS

Banking/Financial Services

                  The Fund invests a portion of its assets in the equity securities of companies engaged in the banking/financial services sector. Personnel associated with KBW Asset Management, Inc. ("KBWAM"), an affiliate of KBW, Inc., manage the Separate Investment Account that invests in banking/financial services companies. Background information on KBWAM and biographical information concerning KBWAM's Portfolio Manager personnel is set forth below under "Management of the Fund -- Sub-Investment Advisers and Portfolio Managers." Since 1998, KBWAM has managed various accounts utilizing the same strategy utilized in managing the banking/financial services Separate Investment Account.

                  Companies engaged in the banking/financial services sector include: commercial and industrial banks; savings and loan associations, savings banks and other thrift institutions; consumer and industrial finance and leasing companies; securities brokerage and portfolio investment management firms; and insurance companies. Generally, the Fund anticipates investing a significant majority of the total assets of the Separate Investment Account in the securities of 40-50 banking/financial services companies.

                  Investments may include long and short positions in equity securities. The Sub-Investment Advisers may from time to time invest in cash, debt securities and various derivatives, including options on securities and stock index options in order to hedge its Separate Investment Account. A substantial portion of the Separate Investment Account's assets are in securities issued by commercial banks and thrift institutions. The Separate Investment Account may invest in any sized capitalization companies. Although this Separate Investment Account is invested primarily in securities of U.S. issuers, up to 25% of the value of its assets may be invested in the securities of foreign issuers, including depositary receipts relating to foreign securities. See "Risk Factors -- Investments in Foreign Securities." KBWAM seeks to invest in banking/financial services companies believed to be undervalued or that, in the Portfolio Manager's judgment, offer other opportunities for capital appreciation based on consideration of relevant company-, sector- and market-specific factors and trends. For example, the strategy seeks to identify securities of banking/financial services companies in particular market sectors that are undervalued relative to other issuers in the same sector or that have characteristics making the issuer an acquisition target. Conversely, the strategy may also include selling short the securities of issuers believed to be overvalued relative to similar issuers. In this regard, the strategy may make use of "pairs trading," which involves the purchase of the equity securities of a banking/financial services issuer trading at lower than expected price/earnings ratios and the simultaneous short sale of the equity securities of another banking/financial services issuer trading at higher than expected price/earnings ratios.

                  The banking/financial services Separate Investment Account's investments may also include positions in non-convertible bonds and other non-convertible debt securities when the Portfolio Managers believe that these securities offer opportunities for capital appreciation, and may also include investments in share accounts of savings and loan associations and other mutual savings institutions to the extent that conversions of those organizations to stock companies offer capital appreciation potential.

                  Another factor in the investment decision making process is the continuing consolidation in the banking/financial services sector generally and in the banking and thrift industries in particular. KBWAM believes that the consolidation in the industry will accelerate substantially over the next several years due to a variety of factors including increased efforts at cost savings in technology through economies of scale, excess capital generation and a desire to expand into new markets and regions, and a favorable economic and regulatory environment. The industry-wide consolidation is expected to create numerous opportunities for capital appreciation through investment in the securities of financial institutions that become targets for consolidation.

Healthcare/Biotechnology

                  The Fund invests a portion of its assets in healthcare/biotechnology companies. A Portfolio Manager associated with Eden Capital Management Partners, L.P. ("Eden") is primarily responsible for the management of this Separate Investment Account, which focuses primarily on pharmaceutical and medical device companies, as well as point-of-care service providers. Background information on Eden and biographical information concerning this Portfolio Manager are set forth below under "Management of the Fund -- Sub-Investment Advisers and Portfolio Managers." Since 1996, Eden has managed various accounts utilizing the same strategy utilized in managing the healthcare/biotechnology Separate Investment Account. Eden began managing the Fund's healthcare/biotechnology Separate Investment Account on October 8, 2008. From the Fund's inception until October 8, 2008, a Portfolio Manager associated with Kilkenny Capital Management, L.L.C. ("Kilkenny") was primarily responsible for the management of the Fund's healthcare/biotechnology Separate Investment Account.

                  Eden emphasizes investments in healthcare/biotechnology companies that it believes are undervalued by the market relative to their long-term prospects, the value of their assets, or competitive positioning, and in healthcare/biotechnology companies that it believes have the potential to develop above-average earnings, sales or asset growth. Eden seeks to be opportunistic across a broad array of investment alternatives in the healthcare/biotechnology sector and seeks capital appreciation by employing a long/short hedged equity strategy.

                  Eden's strategy employs a disciplined, original fundamental research process to develop earnings models through which it seeks to identify investment ideas, and to target select companies facing strong fundamental change. Eden's approach is valuation-sensitive and generally focuses on a long-term investment horizon, though Eden will take both long and short investment positions in healthcare/biotechnology companies. Generally, the healthcare/biotechnology Separate Investment Account is expected to have a long bias, but from time to time may have a short bias or neutral bias. Eden generally expects to focus its investments in smaller- and mid-capitalization issues, but may invest the Separate Investment Account's assets without regard to market capitalization. Eden also expects that its investments in biotechnology companies will generally represent relatively small positions in the Separate Investment Account's portfolio and that it will broadly diversify the Separate Investment Account's assets across various healthcare sectors.

                  Eden intends to sell short the securities of healthcare/biotechnology businesses that it believes are significantly overvalued. Core short positions will exhibit flawed business models, aggressive accounting, balance sheet degradation, weak management and/or other significant business challenges. Short positions will tend to be in companies with slightly larger market caps where there is greater liquidity and ease in closing a position. Together the long and short strategies aim at diversifying risk and providing a hedge to the underlying markets.

                  The goal of the investment research and analysis conducted by Eden is to identify attractive investments, as determined by their current market value relative to their intrinsic value. While investment ideas may be entertained from brokerage analysts, Eden relies on its own judgment in making investment decisions for the healthcare/biotechnology Separate Investment Account. Eden's intention is to follow no specific formulas regarding which investments to make other than the application of appropriate analysis and judgment to the opportunities at hand. Additionally, Eden intends to use its network of professional contacts in the healthcare/biotechnology industry to supplement its research and analysis and to help generate investment ideas.

Technology

                  The Fund invests a portion of its assets in technology companies and companies which derive a major portion of their revenue directly or indirectly from business lines which benefit from technological events and advances (collectively, "Technology Sector Issuers"). A Portfolio Manager associated with Alkeon Capital Management, L.L.C. ("Alkeon Capital") is primarily responsible for managing this Separate Investment Account. Background information on Alkeon Capital and biographical information concerning Alkeon Capital's portfolio management personnel are set forth below under "Management of the Fund -- Sub-Investment Advisers and Portfolio Managers." Since July 1996, personnel of Alkeon Capital have managed various accounts for affiliates of the Investment Adviser and its predecessors utilizing the same strategy that is utilized in managing the technology Separate Investment Account.

                  Technology Sector Issuers include those companies whose processes, products or services, in the judgment of Alkeon Capital, are or may be expected to be positively or negatively effected by technological developments. Examples of the types of industries in which the Separate Investment Account may invest include, but are not limited to: aerospace; electronics; information sciences (including computer hardware and software, and the Internet); networking; semiconductors; and telecommunications (including equipment makers and service providers).

                  The Fund's technology sector Separate Investment Account focuses on Technology Sector Issuers that Alkeon Capital believes will be instrumental in, or will benefit from, accelerating demand for their products. Under normal market conditions, the Separate Investment Account invests in the securities of both U.S. and foreign Technology Sector Issuers. In selecting investments, Alkeon Capital considers industry-wide trends and company-specific factors. Trends in the past have included: deregulation of global telecommunication markets and the associated need for upgrading existing network infrastructure; increased corporate spending on information technology for both hardware and software; the dramatic growth of the Internet and electronic commerce; the use of semiconductor technology in industrial applications that involve extensive computation; and increasingly complex media applications. Such trends tend to impact particular sectors of the technology market. On the long side of the portfolio, investments generally will be in companies that are believed to have or are developing technologies that will have a substantial and prolonged impact on particular business segments of the economy and that are expected to become instrumental in accelerating economic growth in those business segments. Company-specific factors are important indicators of a company's ability to compete effectively in rapidly changing technological markets. Factors considered include: investment in research and development at a level that represents a significant portion of the company's sales; a strong and experienced management team; a customer-oriented corporate philosophy; the ability to create an organizational structure that can attract engineering talent and motivate such talent through appropriate incentives; and, where applicable, a demonstrated track record in making acquisitions in emerging technologies that can help a company successfully augment its existing product line and accelerate revenues and earnings.

                  Alkeon Capital employs an opportunistic strategy with regards to market capitalization, and employs long and short positions in securities, options trading and a variety of other securities and derivatives trading in attempting to achieve the Fund's investment objective. Alkeon Capital may attempt to hedge the Separate Investment Account primarily using short selling and options but may employ a variety of other investment instruments both as a general principle and in times of market adversity. However, there is no requirement as to the extent to which the Separate Investment Account will be hedged and there can be no assurance that the use of hedging will be successful.

                             MANAGEMENT OF THE FUND

                  The Investment Adviser is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the Fund. It is responsible for all decisions regarding the Fund's assets, including supervising the allocation of the Fund's assets across various investment strategies and styles and monitoring compliance with the investment objective and policies of the Fund. The Investment Adviser makes all decisions regarding investment strategies and styles to be pursued by the Sub-Investment Advisers on behalf of the Fund (subject to the supervision of the Board) pursuant to an Investment Advisory Agreement with the Fund. Each Separate Investment Account is managed by a Portfolio Manager associated with a Sub-Investment Adviser. Sub-Investment Advisers have been selected based on their experience and expertise in particular sectors and investment strategies.

                  The Investment Adviser, with the approval of the Board, may remove a Sub-Investment Adviser. The Investment Adviser may appoint additional Sub-Investment Advisers with the approval of the Board and the approval of a majority of the outstanding voting securities of the Fund, as defined by the 1940 Act.

                  In providing services to the Fund, the Investment Adviser relies on personnel of Oppenheimer Asset Management to select Sub-Investment Advisers and to supervise the Sub-Investment Advisers. Such personnel evaluate the Sub-Investment Advisers based on their experience and expertise in a particular investment strategy or strategies. Personnel of Oppenheimer Asset Management that perform services on behalf of the Investment Adviser have substantial experience managing single and multi-manager private investment partnerships, including hedged equity investment products with investment strategies similar to the Fund's.

                  Sub-Investment Advisers have complete discretion to purchase and sell securities and other investments with respect to the assets of the Fund consistent with the investment objective, policies and restrictions of the Fund and subject to the overall supervision of the Board. In addition, Sub-Investment Advisers have discretion to select brokers and dealers to effect securities transactions for their respective Separate Investment Account. The Investment Adviser monitors compliance with all applicable investment limitations, including those imposed by the 1940 Act.

                  Additional information regarding the Investment Advisory Agreement and the services provided by the Investment Adviser, the Sub-Investment Advisers and others is provided in the Statement of Additional Information under "Investment Advisory and Other Services."

BOARD OF TRUSTEES

                  The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business.

                  The Board consists of six trustees. Five trustees are independent and one trustee is an "interested person" of the Fund as defined in the 1940 Act. One of the independent trustees, Luis Rubio, is not a U.S. resident and substantially all of his assets may be located outside of the United States. Mr. Rubio does not have an agent for service of process in the United States. As a result, it may be difficult for U.S. investors to effect service of process upon Mr. Rubio within the United States or to realize judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States. In addition, it is not certain that civil liabilities predicated upon the federal securities laws on which a valid judgment of a court in the United States is obtained would be enforceable in the courts of the jurisdiction in which Mr. Rubio resides, or that courts of the jurisdiction in which Mr. Rubio resides would enforce such liabilities in original actions.

                  The identity of the members of the Board, and brief biographical information regarding each Trustee, is set forth in the Statement of Additional Information under "Management of the Fund."

THE INVESTMENT ADVISER

                  Advantage Advisers L.L.C. serves as Investment Adviser and manages the investment program of the Fund, subject to the ultimate supervision of and subject to any policies established by the Board. The Investment Adviser may receive Incentive Fees based on the performance of each Separate Investment Account. See "Fees and Expenses -- Incentive Fees."

                  The Investment Adviser was formed as a Delaware limited liability company in August, 2001 and is registered as an investment adviser under the Advisers Act. The offices of the Investment Adviser are located at 200 Park Avenue, 24th Floor, New York, New York 10166.

                  Advantage Advisers, Inc., a wholly-owned subsidiary of Oppenheimer Asset Management, is the managing member of (and therefore may be deemed to control) the Investment Adviser and oversees the Investment Adviser's provision of investment advice to the Fund. Each of Eden, KBWAM and Alkeon Capital are non-managing members of the Investment Adviser, and each has entered into a sub-investment advisory agreement with the Investment Adviser and the Fund to provide the advisory services described herein. Each of Eden, KBWAM and Alkeon Capital is registered as an investment adviser under the Advisers Act.

                  Oppenheimer & Co. is a full-service, self-clearing securities brokerage firm headquartered in New York, and a broker-dealer and an investment adviser registered with the U.S. Securities and Exchange Commission (the "SEC"). Oppenheimer & Co. is a member firm of the New York Stock Exchange and all principal U.S. exchanges and is a member of the Financial Industry Regulatory Authority, Inc. Oppenheimer & Co. has over 1,600 financial consultants and, as of December 31, 2008, ranked among the top 10 independent full-service retail broker-dealers in the United States, based on number of financial consultants and client assets. Oppenheimer & Co.'s address is 125 Broad Street, New York, New York 10004.

                  Oppenheimer Holdings Inc. ("OPY") is the ultimate parent of both Oppenheimer Asset Management and Oppenheimer & Co. Oppenheimer Asset Management is a wholly-owned subsidiary of E.A. Viner International Co. ("E.A. Viner"), which in turn is wholly-owned by OPY. OPY is a publicly traded company listed on the New York Stock Exchange. Oppenheimer & Co. is a wholly-owned subsidiary of Viner Finance Inc., which in turn is wholly-owned by E.A. Viner. In excess of 50% of the Class B (voting) shares of OPY are owned by Phase II Financial Ltd., an Ontario corporation controlled by Albert G. Lowenthal; in excess of 44% of the Class B (voting) shares of OPY are owned by Elka Estates Limited, an Ontario corporation controlled by Olga Roberts.

                  The Fund may utilize brokerage services provided by affiliated brokers, including Keefe, Bruyette & Woods, Inc., Oppenheimer & Co. and Mainsail Group L.L.C. See "Potential Conflicts of Interest" and, in the Statement of Additional Information, "Brokerage."

SUB-INVESTMENT ADVISERS AND PORTFOLIO MANAGERS

KBW Asset Management, Inc.

                  Personnel associated with KBWAM manage the Fund's banking/financial services Separate Investment Account. KBWAM is wholly-owned by KBW, Inc. As of December 31, 2008, KBWAM had approximately $102 million of assets under management. Keefe, Bruyette & Woods, Inc. ("Keefe, Bruyette & Woods"), which is also a wholly-owned subsidiary of KBW, Inc., is an institutionally-oriented securities broker-dealer and a full service investment bank devoted exclusively to the banking and financial services industries. A New York Stock Exchange-member firm, Keefe, Bruyette & Woods serves investors, banks and thrifts through its research, trading, corporate finance and advisory work. Keefe, Bruyette & Woods was founded in 1962. On November 9, 2006, KBW, Inc. became a public company, with its shares of common stock trading on the New York Stock Exchange under the ticker symbol "KBW." KBWAM's principal office is located at 787 7th Avenue, 6th Floor, New York, New York 10019. Keefe, Bruyette & Woods' principal office is located at 787 7th Avenue, 4th Floor, New York, New York 10019.

                  John B. Wimsatt is the Portfolio Manager of KBWAM who is primarily responsible for management of the banking/financial services Separate Investment Account. Mr. Wimsatt has been the Portfolio Manager of the banking/financial services Separate Investment Account since July 2007. Prior to joining KBWAM, Mr. Wimsatt was a Portfolio Manager and Analyst at Levin Capital Strategies, LP, focusing on the financial services sector. Before joining Levin Capital Strategies, LP, he held similar positions at Axia Capital Management and Franklin Mutual Advisors. He began his career at Friedman, Billings, Ramsey Group where he focused on financial services research and portfolio management for internal hedge funds. Mr. Wimsatt holds a B.A. in Finance from Fairleigh Dickinson University.

Eden Capital Management Partners, L.P.

                  Personnel associated with Eden manage the Fund's healthcare/biotechnology Separate Investment Account. Eden was organized as a Texas limited partnership in 1996, is registered as an investment adviser under the Advisers Act and has provided investment advisory services to private investment funds since 1996 and registered investment companies since 2004. As of December 31, 2008, Eden managed assets of approximately $115 million. Eden's offices are located at 2727 Allen Parkway, Suite 1880, Houston, Texas 77019.

                  Mr. Adam J. Newar is the Portfolio Manager primarily responsible for the management of the Fund's healthcare/biotechnology Separate Investment Account and has served in that capacity since October 8, 2008. Prior to October 8, 2008, a Portfolio Manager associated with Kilkenny was primarily responsible for the management of the Fund's healthcare/biotechnology Separate Investment Account. Mr. Newar is the Chief Investment Officer and the controlling person of Eden (and its predecessor company), which he formed in April 1996.

                  Mr. Newar has over 20 years of investment experience in areas including private equity, corporate finance, and mergers and acquisitions, as well as equity and debt portfolio management. Mr. Newar has served as a Director of Briar Capital, a private specialty finance company, since 2003. Prior to joining Eden and Briar Capital, Mr. Newar served as an Independent Director of Fiesta Mart, Inc. from 1992 until 1996. From 1994 until 1996, he was Chief Financial Officer of HNG Storage Co., a developer and operator of natural gas storage facilities. He was also Chief Operating Officer of Security Bank, N.A. from 1991 until 1994. Mr. Newar also worked for Orien Ventures, a private equity firm, as a Vice President from 1987 until 1990. Mr. Newar began his career at Dillon, Read & Co., from 1983 until 1985, starting as a corporate finance analyst and later moving to the investment bank's venture capital group. Mr. Newar holds an MBA from Harvard Business School and served as Chairman of the 1994 Harvard Business School International Alumni Conference. He also holds a B.A. from Stanford University in economics and political science.

                  Eden is also a non-managing member of Advantage Advisers Management, L.L.C., an affiliate of the Investment Adviser, and the investment adviser to Advantage Advisers Augusta Fund LLC ("Augusta"), a registered investment company in the same fund complex as the Fund. Augusta is a registered closed-end investment company and is the only other registered investment company for which Eden provides investment advisory services. In its capacity as non-managing member of Advantage Advisers Management, L.L.C., Eden provides employees who currently serve as portfolio managers for Augusta. Mr. Newar, the Portfolio Manager primarily responsible for the management of the Fund's healthcare/biotechnology Separate Investment Account, is also the portfolio manager primarily responsible for Augusta.

Alkeon Capital Management, L.L.C.

                  Personnel associated with Alkeon Capital manage the Fund's technology Separate Investment Account. Panayotis ("Takis") Sparaggis, who founded Alkeon Capital in December 2001, is a controlling person of Alkeon Capital. From May 1995 through the founding of Alkeon Capital, Mr. Sparaggis was employed by CIBC World Markets Corp. or its predecessors. As of December 31, 2008, Alkeon Capital managed approximately $1.18 billion in assets. Alkeon Capital is located at 350 Madison Avenue, 9th Floor, New York, New York 10017.

                  Mr. Sparaggis is also Chief Investment Officer of Alkeon Capital and its Portfolio Manager who is primarily responsible for management of the technology Separate Investment Account and has served in that capacity since the Fund's inception. Mr. Sparaggis has managed investments using the same investment strategy that Alkeon Capital uses in managing the Fund's technology Separate Investment Account since July 1996. From 1993 until 1995, Mr. Sparaggis was with Credit Suisse First Boston Investment Management and was responsible for security analysis and portfolio management for domestic investments, including proprietary trading on long-short equities and convertible arbitrage. From 1995 to December 2001, Mr. Sparaggis was a managing director and senior portfolio manager in the asset management division of CIBC World Markets Corp. Mr. Sparaggis, received a Ph.D. in Electrical and Computer Engineering and a Masters in Business Administration simultaneously from the University of Massachusetts in 1993. He received an IBM fellowship in physical sciences in 1992 and 1993. He received a Masters in Electrical and Computer Engineering from the University of Massachusetts in 1990 and a Bachelor of Science degree in Electrical Engineering and Computer Science from the National Technical University of Athens in 1988.

                  The Statement of Additional Information provides additional information about the Portfolio Managers' compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers' ownership of securities issued by the Fund.

ADMINISTRATOR, CUSTODIAN, TRANSFER AGENT AND DIVIDEND PAYING AGENT

                  PNC Global Investment Servicing, Inc. ("PGIS") provides certain administrative, accounting and investor services, including acting as transfer agent and dividend paying agent, to Oppenheimer Asset Management's U.S. funds, including the Fund. PGIS, the second largest provider of mutual fund administrative services in the United States, which formerly did business under the name "PFPC, Inc.," is an indirect, wholly-owned subsidiary of PNC Bank Corp. and an affiliate of PNC Bank, N.A. Through its offices in Delaware, Pennsylvania and Massachusetts, PGIS performs accounting and administrative services for a wide variety of mutual funds and other pooled investment vehicles. PGIS's principal business address is 4400 Computer Drive, Westborough, Massachusetts 01581.

                  PFPC Trust Company ("PFPC Trust") serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board of the Fund in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Investment Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. PFPC Trust's principal business address is 103 Bellevue Parkway, Wilmington, Delaware 19809.

                         POTENTIAL CONFLICTS OF INTEREST

                  Oppenheimer Asset Management controls Advantage Advisers, Inc., the managing member of the Investment Adviser, and thus may be deemed to control the Investment Adviser. In addition, Oppenheimer & Co. (directly or through its affiliates, including Oppenheimer Asset Management), carries on substantial investment activities for its own account and for other registered investment companies, private investment partnerships, institutions and individual clients (collectively, "Oppenheimer Clients"). The Fund has no interest in these activities. As a result of the foregoing, Oppenheimer & Co. and Oppenheimer Asset Management and their officers or employees who assist Oppenheimer Asset Management in its management of Advantage Advisers, Inc. will be engaged in substantial activities other than as managing member of the Investment Adviser and may have conflicts of interest in allocating their time and activities between the Fund, the Investment Adviser and Oppenheimer & Co. Oppenheimer & Co. and Oppenheimer Asset Management and their officers and employees devote only so much time to the affairs of the Investment Adviser as in their judgment is necessary and appropriate.

                  Oppenheimer & Co. currently acts as the principal distributor for the Fund's shares and bears various costs associated with its activities as distributor. Oppenheimer & Co., as an affiliate of the managing member of the Investment Adviser and in its capacity as distributor for the Fund, compensates its account executives for their ongoing servicing of Oppenheimer & Co.'s customers with whom they have placed shares based upon the amount of customer assets being serviced. See "Fees and Expenses -- Shareholder Servicing Fee" and "The Offering."

                  Situations may arise in which accounts affiliated with Oppenheimer & Co. or its affiliates have purchased securities that would have been suitable for investment by the Fund, but which the Fund, for various reasons, did not choose to purchase. This could affect the availability (or price) of investments to the Fund at a later time. From time to time, in the course of its brokerage, investment or dealer activities, Oppenheimer & Co. or its affiliates may trade, position or invest in, for its own account, the same securities as those in which the Fund invests. This could have an adverse impact on the Fund's investment performance.

                  Oppenheimer & Co. and its affiliates may provide brokerage and other services from time to time to one or more accounts or entities managed by the Sub-Investment Advisers or one of their affiliates.

                  The Sub-Investment Advisers, their respective affiliates and the persons who serve as Portfolio Managers carry on substantial investment activities other than on behalf of the Fund, including for other advised accounts and for their own accounts. In addition, the Sub-Investment Advisers, their respective affiliates and the persons serving as Portfolio Managers advise (or serve as general partners of) investment funds, and may in the future serve in a similar capacity for other investment funds, including registered investment companies and private investment companies, established by the Sub-Investment Advisers or others, with investment programs similar to that of the Fund. (All accounts managed by the Sub-Investment Advisers, excluding the Separate Investment Accounts, are referred to collectively as the "Other Accounts.") The Fund has no interest in these activities. As a result of the foregoing, the Sub-Investment Advisers and the persons who serve as Portfolio Managers are engaged in substantial activities other than on behalf of the Fund or their respective Separate Investment Account and may have conflicts of interest in allocating their time and activity between the Fund, their respective Separate Investment Account and the Other Accounts. These persons devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

                  In addition, the Sub-Investment Advisers may receive research products and services in connection with the brokerage services that Oppenheimer & Co. and its affiliates may provide from time to time to one or more Other Accounts or to the Fund. The Fund may also pay brokerage commissions to affiliated broker-dealers. Additional information regarding the Fund's brokerage allocation practices is provided in the Statement of Additional Information under "Brokerage."

                  Additional information regarding potential conflicts of interest is provided in the Statement of Additional Information under "Additional Potential Conflicts of Interest."

                              DESCRIPTION OF SHARES

                  The Fund is an unincorporated business trust organized under the laws of the State of Delaware. The Fund is authorized to issue an unlimited number of shares of beneficial interest, $0.001 par value. The Board is authorized to increase or decrease the number of shares the Fund is authorized to issue. Each share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.

                  All shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Fund sends annual and semi-annual reports, including financial statements, to all shareholders. The Fund does not intend to hold annual meetings of shareholders. Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form. Any transfer of shares will be void if made (i) to an account held through a broker, dealer or other financial intermediary that has not entered into an agreement for the provision of shareholder services to the Fund or (ii) to any person who is not a Qualified Investor. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred shares at their then current net asset value. This repurchase right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer.

                  Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value. Shares of the Fund are not listed on any exchange and the Fund does not expect that any secondary market will develop for the shares. Investors will be required to contact their broker, dealer or other financial intermediary with respect to the possibility of selling shares. Prices received or paid for shares in transactions will not be available to the public, thus the Fund and shareholders will not be able to inform themselves if such transactions were effected at a premium or a discount to net asset value. The Fund cannot offer any assurance that any broker or dealer will make a market in the shares or that transactions in any such market will be effected at a price equal to or higher than net asset value.

CERTAIN PROVISIONS IN THE DECLARATION OF TRUST AND BY-LAWS

                  The Fund's Second Amended and Restated Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium by discouraging a third party from seeking to obtain control over the Fund. Any such attempts to acquire control of the Fund could have the effect of increasing the expenses of the Fund and disrupting the normal operations of the Board and the Fund. The approval, adoption or authorization of certain transactions with any Principal Shareholder (as defined below) requires the affirmative vote of a majority of the Trustees followed by the affirmative vote of the holders of at least 75% of the outstanding shares, unless the transaction has been approved by at least 80% of the Trustees, in which case "a majority of the outstanding voting securities" (as defined in the 1940 Act) shall be required. For purposes of these provisions, a 5% or greater holder of a class or series of shares (a "Principal Shareholder") refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares.

                  The 5% holder transactions subject to these special approval requirements are:

     o the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder;

     o the issuance of any securities of the Fund to any Principal Shareholder for cash, except pursuant to the automatic dividend reinvestment plan;

     o the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or

     o the sale, lease or exchange to the Fund or any subsidiary of the Fund, in exchange for securities of the Fund, of any assets of any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.

                  To convert the Fund to an open-end investment company, the Declaration of Trust requires the favorable vote of a majority of the Board followed by the favorable vote of the holders of at least 75% of the outstanding shares, unless such amendment has been approved by at least 80% of the Trustees, in which case "a majority of the outstanding voting securities" (as defined in the 1940 Act) shall be required. The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end investment company be approved by the shareholders. The Board believes, however, that the closed-end structure is desirable in light of the Fund's investment objective and policies. Therefore, investors should assume that it is not likely that the Board would vote to convert the Fund to an open-end fund.

                  To liquidate the Fund, the Declaration of Trust requires the favorable vote of a majority of the Board followed by the favorable vote of the holders of at least 75% of the outstanding shares, unless such amendment has been approved by at least 80% of the Trustees, in which case "a majority of the outstanding voting securities" (as defined in the 1940 Act) shall be required.

                  The Board has determined that provisions with respect to the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

                  The Fund's By-Laws contain provisions requiring shareholders to give the Fund advance notice of any nominations of individuals for election to the Board or any other business the shareholder wishes to bring before a shareholder meeting in order for such nomination or other business to be properly brought before a shareholder meeting (the "Advance Notice Provision"). The terms of this provision are summarized below and reference should be made to the By-Laws, as amended, on file with the SEC for the full text of the Advance Notice Provision.

                  The Advance Notice Provision is the exclusive means by which a shareholder may properly make nominations of individuals for election to the Board or bring other business before a meeting of shareholders (other than matters brought in conformity with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Under the Advance Notice Provision, for a shareholder to properly make a nomination of an individual for election to the Board or bring other business before a meeting of shareholders, the shareholder must have given timely notice thereof in writing to the President of the Fund and any such other business must otherwise be a proper matter for action by shareholders. Only shareholders who were shareholders at the time of giving such notice, and at the time of the shareholder meeting, and who are entitled to vote at the shareholder meeting may properly make such nominations or proposals.

                  For a shareholder notice given under the Advance Notice Provision to be "timely," it must be delivered to the President of the Fund at the principal executive offices of the Fund not later than the close of business on the 7th day following the date on which the Board gave notice of a meeting of shareholders, and it must set forth the following information:

     o as to each individual whom the shareholder proposes to nominate for election to the Board, such person's name, age, business address, residence address and all other information relating to such person that is required to be disclosed in solicitations of proxies for election of trustees in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such individual's written consent to being named in the proxy statement as a nominee and to serving as a Trustee if elected;

     o as to any other business that the shareholder proposes to bring before the meeting of shareholders, a description of such business, the reasons for proposing such business at the meeting of shareholders and any material interest in such business of such shareholder, including any anticipated benefit therefrom;

     o as to the shareholder giving notice, the name and record address of such shareholder and the number of shares which are directly or indirectly owned beneficially or of record by such shareholder;

     o as to the shareholder giving notice and, to the extent known by such shareholder giving notice, as to any individual whom the shareholder proposes to nominate for election to the Board, whether and the extent to which any hedging, derivative or other transaction has been entered into with respect to the Fund or its shares within the past six months, the effect or intent of which transaction is to mitigate loss or manage risk or benefit relating to share price changes for, or to increase or decrease the voting power of, such person;

     o to the extent known by the shareholder giving the notice, the name and address of any other shareholder supporting the nominee for election to the Board or the proposal of other business; and

     o as to the shareholder giving notice, a representation that such shareholder intends to appear in person or by proxy at the meeting of shareholders to nominate the individuals named in its notice or bring such other business before the meeting of shareholders.

                  Additionally, the Advance Notice Provision provides that shareholders may only make nominations of individuals for election to the Board at a meeting of shareholders at which Trustees are to be elected pursuant to the Board's notice of meeting given pursuant to the Fund's Declaration of Trust. The chairman of the meeting of shareholders is empowered under the Advance Notice Provision to determine whether such nominations or proposals of other business have been properly brought before the meeting of shareholders pursuant to the Advance Notice Provision. If the chairman of the meeting of shareholders determines that such nominations or proposals of other business were not properly brought before the meeting, such nominations will be disregarded and such other business will not be transacted.

CERTAIN TAX MATTERS

                  The following discussion is a brief summary of certain United States federal income tax considerations affecting the Fund and its shareholders. The discussion reflects applicable tax laws of the United States as of the date of this prospectus, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the "IRS") retroactively or prospectively. No attempt is made to present a detailed explanation of all United States federal, state, local and foreign tax concerns affecting the Fund and its shareholders (including shareholders owning large positions in the Fund), and the discussion set forth herein does not constitute tax advice.

                  The Fund has elected and qualified, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986 (the "Code"), as amended. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

                  Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of the Fund's net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Shareholders may be proportionately liable for taxes on income and gains but shareholders not subject to tax on their income will not be required to pay any tax on amounts distributed to them. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. Investors in the Fund should be aware that the benefits of the reduced tax rate applicable to long-term capital gains and qualified dividend income may be impacted by the application of the alternative minimum tax to individual shareholders.

                  Investors are urged to consult their own tax advisers regarding specific questions about federal (including the application of the alternative minimum tax), state, local or non-U.S. tax consequences to them of investing in the Fund. For additional information, see the Statement of Additional Information under "Taxes."

OUTSTANDING SECURITIES



                                                                               AMOUNT OUTSTANDING
                                                                            EXCLUSIVE OF SHARES HELD
                                                 AMOUNT HELD BY FUND OR      BY THE FUND OR FOR ITS
   TITLE OF CLASS         AMOUNT AUTHORIZED          FOR ITS ACCOUNT                 ACCOUNT
   --------------         -----------------          ---------------                 -------
                                                                            (as of December 31, 2008)
Common Shares                 Unlimited                     0                     2,823,408


                                FEES AND EXPENSES

MANAGEMENT FEE

                  In return for the services described herein and in the Statement of Additional Information under "Investment Advisory and Other Services," the Fund pays a management fee to the Investment Adviser for management services and for services provided by the Investment Adviser or an affiliate for certain administrative services computed at the annual rate of 1.25% of the Fund's average daily net assets, which is due and payable in arrears within five business days after the end of each month. This fee is accrued daily as an expense to be paid out of the Fund's assets and has the effect of reducing the net asset value of the Fund. The Investment Adviser pays a fee to each Sub-Investment Adviser for services provided by each Sub-Investment Adviser computed at the annual rate of 0.25% of the average daily net assets of each Sub-Investment Adviser's Separate Investment Account.

INCENTIVE FEES

                  The Fund may pay Incentive Fees to the Investment Adviser at the end of each fiscal period calculated as summarized herein. Incentive Fees are payable to the Investment Adviser from the Fund (out of assets allocated to the Separate Investment Account) based on the independent investment performance of each Separate Investment Account over a given fiscal period. The Investment Adviser is paid an Incentive Fee equal to 20% of each Separate Investment Account's net profit, which is equal to the net realized and unrealized gains or losses and net investment income or loss of the Separate Investment Account for a given fiscal period, subject to reduction for prior period realized and unrealized losses of the Separate Investment Account that have not previously been offset against its net profits. There can be no assurance that such gains will, in fact, ever be recognized.

                  The Investment Adviser is under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee with respect to a Separate Investment Account for a given fiscal period will not be reversed by the subsequent decline in assets of that Separate Investment Account in any subsequent fiscal period.

                  The Fund calculates and accrues Incentive Fees daily based on each Separate Investment Account's investment performance. The Fund's net asset value is reduced or increased each day to reflect these calculations. For purposes of calculating the Incentive Fee, expenses of the Fund that are not specifically attributable to any Separate Investment Account are allocated to all Separate Investment Accounts when incurred, one-third each.

                  Incentive Fees payable, or portion thereof, are determined as of, and are promptly paid after, the last day of a given fiscal period. A fiscal period is normally the Fund's fiscal year, except that, whenever the assets of a Separate Investment Account are reduced as a result of net share repurchases since the date of the end of the prior fiscal period, the period of time from the last fiscal period end through that date constitutes a fiscal period. In such event, only that portion of the accrued Incentive Fee that is attributable to the net profits of the portion of the Separate Investment Account's assets withdrawn by the Fund to fund repurchase requests is paid to the Investment Adviser for such fiscal period. In addition, the Investment Advisory Agreement may require the Fund to calculate a fiscal period under certain additional circumstances. See "Investment Advisory and Other Services" in the Statement of Additional Information.

                  No Incentive Fee with respect to a Separate Investment Account is payable for any fiscal period unless losses and depreciation attributable to such Separate Investment Account's cumulative loss account from prior fiscal periods have been recovered. The Fund establishes a cumulative loss account for each Separate Investment

Account which is equal to the dollar amount of that Separate Investment Account's cumulative net loss. Thus, if any Separate Investment Account has a balance in its cumulative loss account at the end of a fiscal period, there will be no Incentive Fee payable for such Separate Investment Account. The Fund tracks each Separate Investment Account's "cumulative loss" on a daily basis. Each time the assets of a Separate Investment Account are reduced through net share repurchases since the date of the end of the prior fiscal period (resulting in the close of a fiscal period), the Fund adjusts the amount of any cumulative loss attributable to a Separate Investment Account downward in proportion to the decrease in assets; thereby reducing the amount of cumulative loss attributable to the Separate Investment Account.

                  Each Sub-Investment Adviser, as a non-managing member of the Investment Adviser, will be entitled to share in the profits of the Investment Adviser.

                  For the year ended September 30, 2008, the Fund paid Incentive Fees to the Investment Adviser of $15,514. A discussion regarding the basis for the Board's approval of the annual continuance of the Investment Advisory Agreement and the Sub-Investment Advisory Agreements with KBWAM and Alkeon Capital can be found in the Fund's semi-annual report to the shareholders for the six-month period ending March 31, 2008, and a discussion regarding the basis for the Board's approval of the Sub-Investment Advisory Agreement with Eden will be available in the Fund's semi-annual report to shareholders for the six-month period ending March 31, 2009. Eden began by managing the Fund's healthcare/biotechnology Separate Investment Account, and became a non-managing member of the Investment Adviser, on October 8, 2008. Prior to October 8, 2008, Kilkenny managed the Fund's healthcare/biotechnology Separate Investment Account and was a non-managing member of the Investment Adviser. Therefore, prior to October 8, 2008 Kilkenny, as a non-managing member of the Investment Adviser, was entitled to share in the profits of the Investment Adviser, including any profits derived from the amount of the Incentive Fees paid to the Investment Adviser disclosed above.

SHAREHOLDER SERVICING FEE

                  The Fund pays compensation to selected brokers, dealers and other financial intermediaries, including Oppenheimer & Co., that hold shares for their customers in accordance with the several selling and servicing agreements between the Fund's principal distributor and the brokers, dealers and other financial intermediaries that act as selling agents in the offering of the Fund's shares. The shareholder servicing fee is payable quarterly at an annual rate of 0.25% of the average daily net asset value of outstanding shares owned by customers of such brokers, dealers and other financial intermediaries.

                  Brokers, dealers and other financial intermediaries are compensated for providing customary shareholder services which include responding to shareholder questions about the Fund and the transferability of shares, assisting in selecting dividend payment options and assisting the Fund in administering repurchases as well as for their services in assisting clients in determining whether they are qualified to invest in the Fund. The selling and servicing agreements provide that the brokers, dealers and other financial intermediaries have implemented procedures designed to enable them to form a reasonable belief that any transferees of the shares that are their clients are Qualified Investors and that each broker, dealer or other financial intermediary will agree to cooperate in the event of a regulatory audit to determine the Qualified Investor status of the shareholders for whom it holds shares. Servicing fees are accrued daily as an expense of the Fund.

OTHER FEES AND EXPENSES OF THE FUND

                  PGIS and its affiliates provide transfer agency, administration, custodial, accounting and investor services to the Fund which are in addition to the services provided by the Investment Adviser, as described above. In consideration for these services, the Fund pays PGIS (or its affiliates) a fee that is not anticipated to exceed 0.80% (annualized) of the Fund's net assets, plus reimbursement of certain out-of-pocket expenses. For a more complete description of the services provided by PGIS and its affiliates, see "Management of the Fund -- Administrator, Custodian, Transfer Agent and Dividend Paying Agent."

                  The Fund bears all expenses incurred in its business and operations, other than those specifically required to be borne by the Investment Adviser or Oppenheimer & Co.

                  The Investment Adviser and the principal distributor are reimbursed by the Fund for certain expenses that they incur on behalf of the Fund.

                                  THE OFFERING

                  Shares are offered at a price equal to the closing net asset value per share on the day an order is received, plus a sales charge. The Fund continuously offers shares to Qualified Investors. Shares are currently made available through Oppenheimer & Co., as principal distributor, on a best efforts basis, subject to various conditions. The Fund is not obligated to sell any shares that have not been placed with Qualified Investors. The minimum initial investment in the Fund is $25,000; for existing shareholders, the minimum additional investment is $1,000. Out of the purchase price per share, investors will be subject to a sales charge of up to 5.00% per share. The purchase price per share for purchases of $100,000 or more will be reduced as set forth on the cover page of this prospectus and in the "Fee Table" (located on page v). The Fund will cumulatively aggregate shareholders' additional purchases of shares together with earlier purchases of shares for determining reduced sales charges. For purposes of determining reduced sales charges, an investor may combine his or her investment together with investments by the investor's spouse, or by certain individual accounts (including IRAs, Keogh and 403(b) Plans), by joint accounts of such persons, and by trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges. In addition, sales charges will be waived on purchases of shares by the Trustees and officers of the Fund and employees of Oppenheimer & Co., Oppenheimer Asset Management, and the Sub-Investment Advisers.

                  Oppenheimer & Co. has contracted with unaffiliated broker/dealers to act as selling agents in the continuous offering. Such selling agents may charge investors a fee. The Board may terminate the principal distributor on 30 days' prior written notice. The Investment Adviser pays additional ongoing service compensation out of its own assets, not the assets of the Fund, to each broker, dealer or other financial intermediary whose customers own shares at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by such customers. Certain selling agents, or their affiliates, may charge investors an additional fee for purchasing shares.

                  Shares of the Fund are not and will not be listed or traded on any securities exchange or other market (such as the NASDAQ Market) and are subject to restrictions on transfer. None of the principal distributor or any other broker, dealer or other financial intermediary that acts as a selling agent in the offering intends to make a market in the shares.

                  The Fund has agreed to indemnify the principal distributor and its affiliates and certain other persons against certain liabilities under the 1933 Act. Neither the principal distributor nor any other broker, dealer or other financial intermediary is obligated to buy any shares from the Fund.

                  In determining whether to consummate any sales of shares, the Fund will take into account all factors it considers relevant, including market conditions, the cash available to it for investment, the number of shares available for sale and the Fund's experience with repurchase offers. The Board may discontinue additional sales at any time.

                                REPURCHASE OFFERS

                  No trading market exists for Fund shares. The Fund does not expect any trading market to develop for its shares. As a result, an investor in the Fund has very limited opportunities to sell shares. To provide investors with a degree of liquidity, and the ability to receive net asset value on a disposition of shares, the Fund conducts quarterly offers to repurchase its shares. The repurchase offers are limited to 5% to 25% of the Fund's outstanding shares in the Board's discretion. Currently, the Fund expects to offer to repurchase 5% of its outstanding shares on or prior to the end of the first three calendar quarters of each year and 25% of its outstanding shares on or prior to each calendar year end. Shares are repurchased at their net asset value; the Fund does not charge a repurchase fee. The quarterly offers are made pursuant to a fundamental policy of the Fund that may be changed only with the approval of the Fund's shareholders.

                  At the end of each quarter, the Fund will offer to repurchase at least 5% of the number of shares outstanding on the date repurchase requests are due. The Board may establish a larger percentage for any quarterly repurchase offer. However, the percentage will not be less than 5% or more than 25% of the shares outstanding on the date repurchase requests are due.

                  Quarterly repurchase offers occur each September, December, March and June and currently close generally on the third Friday of the month.

                  Prior to the commencement of any repurchase offer, the Fund sends a notification of the offer to shareholders via their brokers, dealers or other financial intermediaries. The notification specifies, among other things:

     o  the percentage of shares that the Fund is offering to repurchase;

     o  the date on which a shareholder's repurchase request is due;

     o the date that will be used to determine the Fund's net asset value applicable to the share repurchase, which is generally expected to be the third Friday of the month;

     o the date by which shareholders will receive the proceeds from their share sales; and

     o the net asset value of the shares of the Fund no more than seven days prior to the date of the notification.

                  The Fund intends to send this notification approximately 30 days before the due date for the repurchase request. In no event will the notification be sent less than 21 or more than 42 days in advance of the due date for repurchase requests. Certificated shares are not available. A shareholder's broker, dealer or other financial intermediary may require additional time to mail the repurchase offer to the shareholder, to process the request, and to credit the account with the proceeds of any repurchased shares.

                  The due date for repurchase requests is a deadline that will be strictly observed. If a shareholder's broker, dealer or other financial intermediary fails to submit a shareholder's repurchase request in good order by the due date, the shareholder will be unable to liquidate the shares until a subsequent quarter, and the shareholder will have to resubmit the request in that subsequent quarter. Shareholders should advise their brokers, dealers or other financial intermediaries of their intentions in a timely manner. Shareholders may withdraw or change their repurchase request at any point before the due date for repurchase requests.

FUNDAMENTAL POLICIES WITH RESPECT TO SHARE REPURCHASES

                  The Fund has adopted the following fundamental policies with respect to its share repurchases which may only be changed by a majority vote of the outstanding voting securities of the Fund as defined in the 1940 Act:

     o The Fund will make periodic share repurchase offers each calendar quarter (in March, June, September, December), pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

     o The repurchase request due dates will be the Wednesday immediately preceding the third Friday of the last month of each calendar quarter (or the prior business day if that day is a New York Stock Exchange holiday).

     o There will be a maximum 14-day period between the due date for each repurchase request and the date on which the Fund's net asset value for that repurchase is determined.

OVERSUBSCRIBED REPURCHASE OFFER

                  There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the percentage determined by the Board for each repurchase offer sets a maximum number of shares that may be purchased by the Fund. The Fund has at times experienced oversubscribed repurchase offers. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares, but only up to a maximum amount of an additional 2% of the outstanding shares of the Fund beyond the original repurchase offer amount. If the Fund determines not to repurchase additional shares beyond the original repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

                  If prorating is necessary, the Fund will send a notice of prorating on the business day following the due date. The number of shares each investor asked to have repurchased will be reduced by the same percentage. If any shares that a shareholder wishes to have repurchased by the Fund are not repurchased because of prorating, a shareholder will have to wait until the next repurchase offer, and the shareholders repurchase request will not be given any priority over other shareholders' requests at this later date. Thus, there is a risk that the Fund may not purchase all of the shares a shareholder wishes to sell in a given quarter or in any subsequent quarter.

                  In anticipation of the possibility of prorating, some shareholders may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood of prorating. There is no assurance that shareholders will be able to sell as many of their shares as they desire to sell.

                  The Fund may suspend or postpone a repurchase offer in limited circumstances, but only with the approval of a majority of the Board, including a majority of the Independent Trustees. These circumstances are:

     o if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code;

     o for any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

     o for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

     o for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

                  If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund thereafter renews the repurchase offer, the Fund shall send a new notification of the offer to shareholders.

DETERMINATION OF REPURCHASE PRICE

                  The repurchase price payable in respect of a repurchased share is equal to the share's net asset value on the date specified in the notice. The Fund's net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. Changes in the Fund's net asset value may be more pronounced and more rapid than with other funds because of the Fund's investment objective and policies and the potential for Incentive Fees. The Fund's net asset value per share may change materially between the date a repurchase offer is mailed and the due date, and it may also change materially shortly after a repurchase due date and the date on which the net asset value for repurchases is determined. The method by which the Fund calculates net asset value is discussed below. See "Calculation of Net Asset Value."

PAYMENT

                  The Fund expects to repurchase shares the business day after the net asset value determination date. Proceeds will be distributed to brokers, dealers or other financial intermediaries for distribution to their customers as specified in the repurchase offer notification, in any event, no later than seven days after the net asset value determination date.

IMPACT OF REPURCHASE POLICY

                  From the time the Fund distributes each repurchase offer notification until the net asset value determination date, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, liquid assets means assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period of time equal to the period between a repurchase request deadline and the repurchase payment date, or of assets that mature by the repurchase payment date. The Fund is also permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for shareholders. See "Risk Factors -- Leverage; Borrowing."

CONSEQUENCES OF REPURCHASE OFFERS

                  The Fund believes that repurchase offers are generally beneficial to the Fund's shareholders, and are expected to be funded from available cash or sales of portfolio securities. However, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares into a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling liquid investments, the Fund will hold a larger proportion of its total assets in illiquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which would in turn reduce the Fund's net asset value.

                  Repurchase offers provide shareholders with the opportunity to dispose of shares at net asset value. There is no assurance that any secondary market for the Fund's shares will develop, and in the event that a secondary market does develop, it is possible that shares would trade in that market at a discount to net asset value.

                  Repurchase of the Fund's shares will tend to reduce the number of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets will tend to increase the Fund's expense ratio. In addition, the repurchase of shares by the Fund is a taxable event to shareholders. For a discussion of these tax consequences, see "Taxes" in the Statement of Additional Information.

                  Repurchase offers, to the extent they result in a net outflow of capital from the Fund since the date of the end of the prior fiscal period, will cause the Fund to calculate fiscal periods more frequently than annually. If that occurs, shareholders could be adversely affected. For example, the Fund may be required to pay the Investment Adviser a portion of Incentive Fees accrued through that date based on the Separate Investment Accounts' respective investment performances for a fiscal period under circumstances where, if no interim fiscal periods had occurred, the Investment Adviser would not have been eligible to receive an Incentive Fee payment for an entire fiscal year. Conversely, if at the time any Separate Investment Account has a cumulative loss, such cumulative loss will be reduced in proportion to the amount of assets withdrawn from the Separate Investment Account to pay the share repurchases, with the result that the Investment Adviser will be in a better position to eventually earn an Incentive Fee with respect to that Separate Investment Account. See "Risk Factors -- Repurchase Offers."

                         CALCULATION OF NET ASSET VALUE

                  The value of the net assets of the Fund is determined on each business day as of the close of regular business of the New York Stock Exchange in accordance with the procedures set forth below under the supervision of the Board.

                  Domestic exchange traded equity securities (other than options) other than those that trade on NASDAQ are valued at their last reported composite sale prices as reported on such exchanges or, in the absence of any reported sale on a particular day, at their composite bid prices (for securities held long) or their composite ask prices (for securities held short), as reported by such exchanges. Securities traded on NASDAQ are valued (i) at the NASDAQ Official Closing Price ("NOCP") (which is the last trade price at or before 4:00:02 (EST) adjusted up to NASDAQ's best offer price if the last trade is below such bid and down to NASDAQ's best offer price if the last trade is above such offer price); (ii) if no NOCP is available, at the last sale price on NASDAQ prior to the calculation of the Fund's net asset value; (iii) if no sale is shown on NASDAQ, at the bid price; or (iv) if no sale is shown and no bid price is available for a period of seven business days, the price will be deemed "stale" and the value will be determined at fair value. Securities traded on a foreign securities exchange are valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Other securities for which market quotations are readily available are valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by the Investment Adviser under the supervision of the Board.

                  Debt securities (other than convertible debt securities) are valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Investment Adviser monitors the reasonableness of valuations provided by the pricing service. Such debt securities with remaining maturities of 60 days or less are, absent unusual circumstances, valued at amortized cost.

                  If in the view of the Investment Adviser, the bid price of a listed option or debt security (or ask price in the case of any such security held short) does not fairly reflect the market value of the security, the Investment Adviser may value the security at fair value.

                  All assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by the Investment Adviser under the supervision of the Board.

                  Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net asset value if the Investment Adviser's judgments regarding appropriate valuations should prove incorrect.

                  The fair values of one or more assets may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund's net asset value. As a result, the Fund's issuance or repurchase of its shares at net asset value at a time when it owns securities that are valued at fair value may have the effect of diluting or increasing the economic interest of existing shareholders. Fair values assigned to the Fund's investments also affect the amount of the management fees and Incentive Fees. See "Risk Factors -- Incentive Fees." All fair value determinations by the Investment Adviser are subject to the review of the Board.

                  Expenses of the Fund, including management fees and Incentive Fees payable to the Investment Adviser, shareholder servicing fees and the costs of any borrowings, are accrued daily and taken into account for the purpose of determining net asset value.

                INVESTOR QUALIFICATIONS AND TRANSFER RESTRICTIONS

                  Shares of the Fund are offered only to Qualified Investors (if a natural person, together with assets held jointly with spouse) that have a net worth of more than $1.5 million ($1,500,000). A prospective investor or such prospective investor's broker, dealer or other financial intermediary are required to certify, before an investment in the Fund may be made, that the investor is a Qualified Investor, and that the investor will not transfer shares except to a person who is a Qualified Investor and who will hold the shares through the principal distributor or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. A form of certification is attached to this prospectus as Appendix A.

                  In accordance with Rule 205-3 under the Advisers Act, certain executive officers or Trustees of the Fund, or certain "knowledgeable employees" of the Investment Adviser or the Sub-Investment Advisers, may also invest in the Fund.

                  Shares may be transferred only to another Qualified Investor. In addition, shares may be held only through a broker, dealer or other financial intermediary that is a party to an agreement for the provision of shareholder services to the Fund. Such brokers, dealers and other financial intermediaries have agreed to note the existence of transfer restrictions on confirmations of sales by them to their customers occurring after the closing. These brokers, dealers and other financial intermediaries have also agreed to ensure that transfers between their customers are made only to Qualified Investors. Any purported transfer of shares (i) to an account held through a broker, dealer or other financial intermediary that is not party to an agreement for the provision of shareholder services to the Fund or (ii) to any person who is not a Qualified Investor, will be void, and the intended transferee will acquire no rights in the shares sought to be transferred. In addition, any purported transfer that violates the foregoing transfer restrictions will provide the Fund with the right, but not the obligation, to repurchase such shares at their then current net asset value from such transferor investor's transferee or estate. This right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. It will be difficult to sell or transfer shares. Shareholders may be unable to sell or transfer shares in the manner or at the time they desire, and they should not expect that they will be able to transfer their shares at all.

                               DISTRIBUTION POLICY

                  Dividends will be paid annually on the shares in amounts representing substantially all of the Fund's net investment income, if any, earned each year. Payments on the shares will vary in amount depending on investment income received and expenses of operation. It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that the Fund is unlikely to have income or pay dividends. The Fund is not a suitable investment if you require regular dividend income.

                  Substantially all of any taxable net capital gain realized on investments will be paid to shareholders at least annually.

                  In addition, depending upon the performance of the Fund's investments, the related growth of the Fund's net assets, and the availability of attractive investment opportunities, the Fund may from time to time make a distribution that constitutes a return of capital for federal income tax purposes. For additional information, see "Taxes" in the Statement of Additional Information.

                  The net asset value of each share that you own will be reduced by the amount of the distributions or dividends that you receive from that share.

AUTOMATIC REINVESTMENT PLAN

                  The automatic reinvestment plan is available for shareholders who wish to purchase additional shares using dividends and/or capital gain distributions paid by the Fund. Shareholders may elect to:

     o  reinvest 100% of both dividends and capital gain distributions;

     o  receive dividends in cash and reinvest capital gain distributions; or

     o  receive both dividends and capital gain distributions in cash.

                  Dividends and capital gain distributions to shareholders will be automatically reinvested unless the Fund is otherwise instructed by any broker, dealer or other financial intermediary. Shareholders will not be charged any fees as a result of participating in the plan. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

                  Shares will be issued at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. Shareholders are free to change their election at any time by contacting their broker, dealer or other financial intermediary, who will inform the Fund. Your request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

                  Although shareholders receive no cash for distributions reinvested through the plan, ordinary income and/or capital gains are realized for federal income tax purposes on the ex-dividend date. Distributions may also be subject to state and local taxes in the year they are declared. Shareholders will be required to report distributions on their tax returns, even if the distribution is reinvested in additional shares.

                  The Fund reserves the right to suspend the automatic reinvestment plan at any time and require shareholders to receive all distributions in cash. The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund does not currently expect to suspend or limit the reinvestment plan, but it may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Investment Adviser considers suitable for the Fund.

                  ADDITIONAL INFORMATION ABOUT THE PLAN CAN BE OBTAINED BY CONTACTING YOUR FINANCIAL ADVISER.

                               GENERAL INFORMATION

                  The Fund's fiscal year ends on each September 30. The Fund's tax year for federal income tax purposes also ends on each September 30.

                  Inquiries concerning the Fund and shares (including information concerning subscription and withdrawal procedures) should be directed to your financial adviser.

                  All potential investors in the Fund are encouraged to consult appropriate legal and tax counsel.

                                PRIVACY POLICY OF
                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                           ADVANTAGE ADVISERS, L.L.C.
                        OPPENHEIMER ASSET MANAGEMENT INC.
                             OPPENHEIMER & CO. INC.

In connection with providing financial services to you, our clients, it is necessary for Oppenheimer & Co. Inc. ("Oppenheimer") to collect items of nonpublic, personal information ("personal information") about you. Oppenheimer knows the importance of maintaining the privacy and confidentiality of your personal information. This Policy addresses Oppenheimer's treatment of client personal information and answers the questions most clients have regarding such treatment.

WHAT TYPES OF PERSONAL INFORMATION DO WE COLLECT/MAINTAIN AND FROM WHERE DO WE COLLECT IT?
When opening your account, Oppenheimer will collect information about you such as your name, age, address, citizenship, marital status, phone numbers, e-mail address and Social Security/Taxpayer Identification Number. Additionally, Oppenheimer collects background information, information concerning your creditworthiness and your credit history from consumer reporting agencies and other outside vendors when opening your account. Furthermore, in order to provide you with services and products best suited to your financial needs, Oppenheimer will collect information such as income sources, assets, financial/investment goals/objectives, and investment experience from you.

Oppenheimer collects much of your personal information directly from you. This is via your new account application, other documents that you may be asked to submit from time to time and through correspondence such as telephone calls or electronic mail. We also collect certain personal information (background information and credit history) from outside sources, including third party vendors who perform background checks and verify identities and consumer reporting agencies. Lastly, Oppenheimer collects/compiles information from your account records, such as what investments you hold, the transactions taking place in your account and your account balances.

HOW IS YOUR PERSONAL INFORMATION UTILIZED?
Oppenheimer uses your personal information in a variety of ways in connection with providing you with services to meet your financial goals and needs. As already stated, we use your information to establish your account here. Federal laws and regulations including, the Patriot Act, require financial institutions, like Oppenheimer, to obtain and maintain certain information about their clients. In addition, your financial advisor will use this personal information for investment purposes, to help you with your overall investment program and to communicate with you about products or investments that you have expressed an interest in or that they believe may be of interest to you.

From time to time, in the course of providing these services, Oppenheimer may share your personal information with nonaffiliated parties. Among the nonaffiliated third parties we may share your information with are: service providers that we use to generate statements or reports on your accounts, vendors who verify your creditworthiness or identity, companies we use to process transactions in your account, companies that provide marketing services for us and entities that provide legal or consulting services to Oppenheimer. Furthermore, Oppenheimer may enter into joint marketing agreements with nonaffiliated third parties. Please note that, in these cases, Oppenheimer only shares your personal information with nonaffiliated third parties after entering into a contractual relationship that: (1) limits the nonaffiliated third party from using your personal information for any purpose other than the purpose Oppenheimer intended and (2) requires the nonaffiliated party to keep your personal information confidential. Additionally, Oppenheimer may also share your personal information to nonaffiliated third parties where permitted by law.

Occasionally, your personal information like your creditworthiness may be shared with companies that are affiliated with Oppenheimer in connection with marketing of their products or services.

In certain cases you may "opt out," of information sharing. Please see the section entitled OPTING OUT OF INFORMATION SHARING to learn when and how you can instruct Oppenheimer not to share your personal information.

HOW DO WE PROTECT YOUR PERSONAL INFORMATION?
Oppenheimer has procedural, physical and technological safeguards that protect against loss or unauthorized disclosure of your personal information.

         Procedurally, Oppenheimer employees are bound by, and held accountable to, a code of conduct and policies regarding confidentiality and the treatment of client information. Furthermore, only those Oppenheimer employees who require access to your personal information in order to provide customary services (investment, administrative, legal) to your account are granted access to your personal information.

         Physically, Oppenheimer has policies that require our employees to store and destroy documents containing your personally identifiable information in accordance with federal guidelines.

         Technologically, Oppenheimer uses methods such as encrypting files, locking down access to client information to prevent removal from the firm and masking of data on computer screens to protect your personal information.

As previously mentioned, before Oppenheimer shares your personal information with a nonaffiliated third party (other than for legal or regulatory purposes), we require that party to enter into a contractual agreement that limits the use of your personal information and requires that party to maintain the confidentiality of your personal information.

Finally, should your relationship with Oppenheimer end, your personal information will remain protected in accordance with our privacy practices as outlined in this Policy.

OPTING OUT OF SHARING YOUR INFORMATION
Oppenheimer reserves the right to disclose or share your personal information with the above-described nonaffiliated third parties, for the above-described purposes as permitted by applicable federal laws and regulations.

You may, however, instruct Oppenheimer not to share information with our affiliated companies about your creditworthiness or for marketing purposes, for purposes other than servicing or maintaining your account, as described above. Below is a description of how you may opt out of that information sharing.

You may also opt out of information sharing with nonaffiliated parties except in those circumstances described above. Below is a description of how you may opt out of that information sharing.

For your convenience, Oppenheimer provides several METHODS FOR YOU TO OPT OUT of sharing your information in the above circumstances and as permitted by law. You may:

         (1) Contact the financial advisor who services your account and direct him to add your name to Oppenheimer's "Opt Out" list; or

         (2) Send an email to us at: optout@opco.com with your name and account number requesting that your name be added to Oppenheimer's "Opt Out" list;

REVISED POLICIES
This Policy may change from time to time to reflect changes in our practices and in regulations concerning the collection and use of personal information. Oppenheimer customers will receive notification of any revisions or changes to this policy. A current version of this Policy will also be available at WWW.OPCO.COM. If you have any questions or would like more information, please do not hesitate to contact your Financial Advisor.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

ADDITIONAL INVESTMENT POLICIES.............................................S-1
INVESTMENT ADVISORY AND OTHER SERVICES.....................................S-7
MANAGEMENT OF THE FUND....................................................S-10
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............S-18
ADDITIONAL POTENTIAL CONFLICTS OF INTEREST................................S-18
TAXES.....................................................................S-20
BROKERAGE.................................................................S-24
PROXY VOTING POLICIES AND PROCEDURES......................................S-26
GENERAL INFORMATION.......................................................S-31
FINANCIAL STATEMENTS......................................................S-32

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


                                   APPENDIX A

                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I


                   Account No.:
                   Broker Name:

                             INVESTOR CERTIFICATION

                  This certificate relates to Advantage Advisers Multi-Sector Fund I (the "Fund") and is given to you as broker with respect to a potential purchase of shares in the Fund.

                  I hereby certify that I am a natural person with, or I am signing on behalf of a company with, a net worth of more than $1,500,000 (if a natural person, together with assets held jointly with my spouse). If I am signing on behalf of a company, I further certify that (A) such company is not a private investment company,* a registered investment company or a business development company or (B) if such a company, each equity owner can make the certification in the preceding sentence. For purposes of this test, net worth is the fair market value of the assets that I (jointly with my spouse) or such company own(s) other than household effects, less all indebtedness and liabilities of any type (including joint liabilities with any other person). I agree to produce evidence to support the foregoing certification upon request.

                  In addition, I hereby confirm that I understand and agree that should I (or the company) purchase shares of the Fund, the following conditions will apply to the ownership and transfer of the shares:

                  (1) Shares may be held only through a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund;

                  (2) Shares may not be transferred, including by bequest, except to a person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000, who agrees to hold his, her or its shares through a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund, and who agrees not to transfer the shares except to another person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000 and agrees to comply with the foregoing ownership and transfer restrictions; and

                  (3) Upon any transfer of shares in violation of the foregoing clauses (1) or (2), in addition to any other remedy that it may have, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred shares.

                  Notwithstanding that the Fund is registered under the Investment Company Act of 1940, and the shares are being offered under an effective registration statement under the Securities Act of 1933, I acknowledge, understand and recognize that there will be no secondary market for the shares and that liquidity is limited as set forth in the prospectus. I understand that you, the Fund, the Investment Adviser and the Sub-Investment Advisers are relying on the certification and agreements made herein in determining qualification and suitability as an investor in the Fund. I understand that shares of the Fund are not an appropriate investment for, and may not be acquired by, any person who can not make this certification, and agree to indemnify you and hold you harmless from any liability that you may incur as a result of this certification being untrue in any respect. I understand that it may be a violation of state and federal law for me (or the company) to provide this certification if I know that it is not true. I have read the preliminary or final prospectus for the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that I (or the company) may lose some or all of my (or its) investment. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. I will promptly advise you if any of the statements herein ceases to be true prior to my (or the company's) purchase of shares.

                  Date:                      By:_________________________
                                             Name:

* For this purpose, "private investment company" means a company that would be defined as an investment company under Section 3(a) of the Investment Company Act but for the exception provided from the definition by Section 3(c)(1) of such Act (i.e., not more than 100 security owners).

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






                                [LOGO] ADVANTAGE

                                    ADVISERS


                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I

                          Shares of Beneficial Interest












                                   PROSPECTUS

                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I

                           200 Park Avenue, 24th Floor
                            New York, New York 10166
                                 (212) 667-4225

                       STATEMENT OF ADDITIONAL INFORMATION

                  This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Advantage Advisers Multi-Sector Fund I (the "Fund"), dated January 31, 2009. A copy of the prospectus may be obtained by contacting the Fund at the address or telephone number set forth above. Capitalized terms not otherwise defined in this SAI have the respective meanings assigned to them in the prospectus.

                  NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This SAI is dated January 31, 2009.

                                TABLE OF CONTENTS

ADDITIONAL INVESTMENT POLICIES...............................................S-1
INVESTMENT ADVISORY AND OTHER SERVICES.......................................S-7
MANAGEMENT OF THE FUND......................................................S-10
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..............S-18
ADDITIONAL POTENTIAL CONFLICTS OF INTEREST..................................S-18
TAXES.......................................................................S-20
BROKERAGE...................................................................S-24
PROXY VOTING POLICIES AND PROCEDURES........................................S-26
GENERAL INFORMATION.........................................................S-31
FINANCIAL STATEMENTS........................................................S-32

                         ADDITIONAL INVESTMENT POLICIES

                  The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

FUNDAMENTAL POLICIES

                  The Fund has adopted the following six fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the Investment Company Act of 1940, as amended (the "1940 Act")):

                  (1) The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities, as defined hereafter) of issuers engaged in any single industry.

                  (2) The Fund will not issue senior securities representing stock, but may borrow money from banks, brokers and other lenders, and may engage in transactions involving the issuance by the Fund of "senior securities" representing indebtedness, to the extent permitted by the 1940 Act.

                  (3) The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the U.S. Securities Act of 1933, as amended (the "1933 Act"), in connection with the disposition of its portfolio securities.

                  (4) The Fund will not make loans of money or securities to other persons, except through purchasing debt securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

                  (5) The Fund will not purchase or sell commodities, commodity contracts, foreign currency, futures or futures contracts except as, and to the extent, permitted by applicable law without the Fund becoming subject to registration with the Commodity Futures Trading Commission as a commodity pool.

                  (6) The Fund will not purchase, hold or deal in real estate, but may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.

                  The investment objective of the Fund and its policies with respect to share repurchases (as set forth in the prospectus) are also fundamental and may not be changed without a vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act).

                  Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called,
(i) of 67 percent or more of the voting securities present at the meeting, if the holders of more than 50 percent of the outstanding voting securities of the Fund are present or represented by proxy; or (ii) of more than 50 percent of the outstanding voting securities of the Fund, whichever is less.

                  With respect to the investment restriction set forth in (1) above, and other policies described herein and in the prospectus, except the incurrence of leverage or the issuance or deemed issuance of a senior security, if a percentage restriction is adhered to at the time of entering into the investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of the restriction or policy. In addition to the restrictions contained in the fundamental investment policies stated above, the Fund is subject to certain restrictions imposed by the 1940 Act on registered investment companies, including restrictions with respect to its investment in the securities of other investment companies, insurance companies and companies engaged in certain securities related businesses.

ADDITIONAL SIGNIFICANT INVESTMENT POLICIES

                  The Fund intends to reserve its freedom of action with respect to short sales, purchasing securities on margin and the writing of put and call options. The Fund does not intend to limit the percentage amounts of assets to be devoted to such activities. Such activities, however, are subject to the asset coverage requirements of the 1940 Act. See "Certain Portfolio Securities and Other Investment Policies -- Leverage" below.

CERTAIN PORTFOLIO SECURITIES AND OTHER INVESTMENT POLICIES

                  BONDS AND OTHER DEBT SECURITIES. A Separate Investment Account may invest a portion of its assets in bonds and other debt securities when, in the judgment of the Investment Adviser (subject to any policies established by the Board of Trustees of the Fund (the "Board" and each member, a "Trustee")), such investments are warranted. In addition, a Separate Investment Account may invest in high quality debt securities for temporary defensive purposes and to maintain liquidity. Debt securities include, among other securities: bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government Securities") or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

                  A Separate Investment Account may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Adviser to be of comparable quality. Non-investment grade debt securities (typically called "junk bonds") are securities that have received a rating from a NRSRO of below investment grade or have been given no rating, and are considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Analysis of the creditworthiness of issuers of lower-rated securities may be more complex than for issuers of higher quality debt securities. Lower-rated securities may be more susceptible to losses and real or perceived adverse economic and competitive industry conditions than higher grade securities. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower-rated securities, especially in a thinly traded market. A Separate Investment Account will not invest more than 20% of its total assets in non-convertible debt securities which have not received an investment grade rating from at least one NRSRO.

                  LEVERAGE. The Fund may borrow money for the purchase of securities by a Separate Investment Account, a practice known as "leverage." The use of leverage involves certain risks. In this regard, the Fund for a Separate Investment Account may make margin purchases of securities, borrow money from banks and enter into reverse repurchase agreements. The Fund may also borrow money for temporary or emergency purposes or in connection with the repurchase of shares.

                  Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. This involves the transfer of the underlying security to a counterparty in exchange for cash proceeds based on a percentage (which can be as high as 95% to 100%) of the value of the debt instrument.

                  Although leverage will increase investment return if a Separate Investment Account earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if a Separate Investment Account fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of the value of a Separate Investment Account. In the event that a Separate Investment Account's equity or debt instruments decline in value, the Separate Investment Account could be subject to a "margin call" or "collateral call," pursuant to which the Separate Investment Account must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of the Separate Investment Account's assets, the Separate Investment Account might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. A Separate Investment Account also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

                  The 1940 Act requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness), measured at the time the Fund or any Separate Investment Account incurs the indebtedness. The staff of the Securities and Exchange Commission's Division of Investment Management (the "SEC Staff") takes the position that short sales of securities, reverse repurchase agreements, use of margin, sales of put and call options on specific securities or indices, investments in certain other types of instruments (including certain derivatives such as swap agreements), and the purchase and sale of securities on a when-issued or forward commitment basis, may be deemed to constitute indebtedness subject to the Asset Coverage Requirement. Compliance with the Asset Coverage Requirement will be monitored by the Investment Adviser.

                  The SEC Staff has stated that it will not deem a portfolio position involving such instruments to be subject to the Asset Coverage Requirement if an investment company "covers" its position by segregating liquid securities on its books or in an account with its custodian in amounts sufficient to offset the liability associated with the position. Generally, in conjunction with portfolio positions that are deemed to constitute senior securities, the Fund (which includes each Separate Investment Account) must: (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the portfolio position with offsetting portfolio securities. Segregation of assets or covering portfolio positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

                  In order to obtain "leveraged" market exposure in certain investments and to increase the overall return to a Separate Investment Account of various investments, the Separate Investment Account may purchase options and other derivatives or synthetic instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and therefore may, in some cases, involve significant risks of loss.

                  SHORT SALES. A Sub-Investment Adviser may attempt to limit exposure to a possible market decline in the value of its Separate Investment Account through short sales of securities of companies that it (subject to any policies established by the Board) believes possess volatility characteristics similar to those being hedged. In addition, a Sub-Investment Adviser may use short sales for non-hedging purposes to pursue its investment objective. To effect a short sale, a Separate Investment Account will borrow a security from a brokerage firm to make delivery to the buyer. The Separate Investment Account is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Until the security is replaced, the Separate Investment Account is required to pay to the brokerage firm any accrued interest or dividend and may be required to pay a premium.

                  A Separate Investment Account will realize a gain if the borrowed security declines in price between the date of the short sale and the date on which the Separate Investment Account replaces the security. The Separate Investment Account will incur a loss if the price of the borrowed security increases between those dates. This loss can increase rapidly and without effective limit. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Separate Investment Account may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the same security are receiving similar requests, a "short squeeze" can occur, wherein the Separate Investment Account might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling as a hedging strategy may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged. Short selling may exaggerate the volatility of the value of a Separate Investment Account. Short selling may also produce higher than normal portfolio turnover and may result in increased transaction costs to the Fund and shareholders.

                  REVERSE REPURCHASE AGREEMENTS. Reverse repurchase agreements involve a Separate Investment Account's sale of a security to a bank or securities dealer and the Separate Investment Account's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Separate Investment Account. Reverse repurchase transactions are a form of leverage which may also increase the volatility of a Separate Investment Account. The Fund has adopted specific policies designed to minimize certain of the risks of loss associated with reverse repurchase transactions.

                  SPECIAL INVESTMENT INSTRUMENTS AND TECHNIQUES. A Sub-Investment Adviser may utilize a variety of special investment instruments and techniques (described below) to hedge its investment portfolio against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue the Fund's investment objective. These strategies may be executed through derivative transactions. The instruments a Sub-Investment Adviser may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that a Sub-Investment Adviser may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions to pursue the Fund's investment objective.

                  CALL AND PUT OPTIONS ON INDIVIDUAL SECURITIES. A Sub-Investment Adviser may purchase call and put options in respect of specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A Separate Investment Account's purchase of a call or put option subjects the Separate Investment Account to the risk of the loss of its entire investment in the option if the price of the underlying security does not increase above the exercise price of the call option, or decline below the price of the exercise price of the put option, as the case may be, by more than the premium paid.

                  A covered call option written by a Separate Investment Account is a call option with respect to the Separate Investment Account which owns the underlying security. The sale of such an option exposes the Separate Investment Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option written by a Separate Investment Account is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund's books or with the Fund's custodian to fulfill the obligation undertaken. The sale of such an option exposes the Separate Investment Account during the term of the option to a decline in price of the underlying security while depriving the Separate Investment Account of the opportunity to invest the segregated assets.

                  A Separate Investment Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Separate Investment Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Separate Investment Account would ordinarily make a similar "closing sale transaction," which involves liquidating the Separate Investment Account's position by selling the option previously purchased, although the Separate Investment Account would be entitled to exercise the option should it deem it advantageous to do so. A Separate Investment Account may also invest in so-called "synthetic" options or other derivative instruments written by broker-dealers.

                  Option transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, a Separate Investment Account bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. These options may also be illiquid and, in such cases, the Separate Investment Account may have difficulty closing out its position. Over-the-counter options purchased and sold by a Separate Investment Account may also include options on baskets of specific securities.

                  WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the value of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

                  CALL AND PUT OPTIONS ON SECURITIES INDICES. A Separate Investment Account may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment strategy and the Fund's investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. The effectiveness of purchasing or writing stock index options for hedging purposes will depend upon the extent to which price movements in the Separate Investment Account correlate with price movements of the stock index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Separate Investment Account will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use of options on stock indices will be subject to a Sub-Investment Adviser's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

                  LENDING PORTFOLIO SECURITIES. The Fund may lend securities of a Separate Investment Account to domestic and foreign brokers, dealers and financial institutions. These loans will be secured by collateral (consisting of cash, U.S. Government Securities or irrevocable letters of credit) maintained in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The Fund may at any time call the loan and obtain the return of the securities loaned. The Fund will be entitled to payments equal to the interest and dividends on the loaned security and may receive a premium for lending the securities. Lending portfolio securities may result in income to the Fund, but there may be delays in the recovery of the loaned securities or a loss of rights in the collateral supplied should the borrower fail financially. Securities lending involves a form of leverage, and the Fund may incur a loss if securities purchased with the collateral from securities loans decline in value.

                  WHEN-ISSUED AND FORWARD COMMITMENT SECURITIES. A Separate Investment Account may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by the Separate Investment Account to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Separate Investment Account. When-issued securities and forward commitments may be sold prior to the settlement date. If a Separate Investment Account disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss.

These transactions by Separate Investment Accounts in the aggregate will be subject to the Fund's limitation on indebtedness unless, at the time the Separate Investment Account enters into such a transaction, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold on a forward basis will not honor its purchase obligation. In such cases, the Separate Investment Account may incur a loss.

                  RESTRICTED AND ILLIQUID INVESTMENTS. Although the Separate Investment Accounts will invest primarily in publicly traded securities, the Investment Advisory Agreement (as defined hereafter) permits the Investment Adviser to invest up to 15% of the value of the Fund's total assets (measured at the time of investment) in investments that are illiquid. These investments may include restricted securities, which are securities that may not be sold to the public without an effective registration statement under the 1933 Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. In recognition of the increased size and liquidity of the institutional markets for unregistered securities and the importance of institutional investors in the formation of capital, the Securities and Exchange Commission (the "SEC") has adopted Rule 144A under the 1933 Act, which is designed to further facilitate efficient trading among qualified institutional investors by permitting the sale of certain unregistered securities to qualified institutional buyers. To the extent privately placed securities held by any Separate Investment Account qualify under Rule 144A, and an institutional market develops for those securities, the Separate Investment Account likely will be able to dispose of the securities without registering them under the 1933 Act. To the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities, investing in Rule 144A securities could have the effect of increasing the level of the Fund's illiquidity. The Fund may adopt procedures under which certain Rule 144A securities will not be deemed to be subject to the 15% of total assets limitation on investments in illiquid securities, if certain criteria are satisfied with respect to those securities and the market therefor. Foreign securities that can be freely sold in the markets in which they are principally traded are not considered by the Fund to be restricted or illiquid. Regulation S under the 1933 Act permits the sale abroad of securities that are not registered for sale in the United States. Repurchase agreements with maturities of more than seven days will be treated as illiquid.

                  Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time a Separate Investment Account may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, a Separate Investment Account might obtain a less favorable price than prevailed when it decided to sell. Restricted securities for which no market exists and other illiquid investments are valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Board.

                  Restricted securities and illiquid investments involve the risk that the securities will not be able to be sold at the time desired by a Sub-Investment Adviser or at prices approximating the value at which the Separate Investment Account is carrying the securities. As a result, in determining the proportion of the value of its total assets that will be invested in restricted and illiquid investments, the Fund will consider the need to maintain an adequate level of liquidity in its portfolio in order for the Fund to fund the repurchase of shares from shareholders without unnecessarily adversely impacting the value of the Fund's portfolio. See "Repurchase Offers" in the prospectus.

                  INVESTMENTS IN DISTRESSED COMPANIES AND RESTRUCTURINGS. A Separate Investment Account may invest in securities and private claims and obligations of domestic and foreign entities which are experiencing significant financial or business difficulties, such as non-performing and sub-performing loans, loan participations, claims held by trade or other creditors, partnership interests and similar financial instruments, most of which are not publicly traded and which may involve a substantial degree of risk. If a Separate Investment Account makes such an investment, it may lose a substantial portion or all of its investment in a troubled loan or equity interest or may be required to accept cash or securities with a value less than their share of the investment. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult for a Sub-Investment Adviser to obtain information as to the true condition of such entities.

                  A Separate Investment Account may make certain speculative purchases of financial instruments of companies that are involved in, or which its Sub-Investment Adviser believes will be involved in, corporate restructurings, that they believe are undervalued because of an extraordinary event, or that are expected to undergo a change in value because of an expected occurrence. A Separate Investment Account may also make concentrated investments in financial instruments of companies that may be or may become targets for takeovers. If a Separate Investment Account purchases financial instruments in anticipation of an acquisition attempt or reorganization or with the intention to influence the management and policies of the issuer of the financial instruments, and an acquisition attempt or reorganization does not in fact occur or they are not able to so influence the issuer of the financial instruments, the Separate Investment Account may sell the financial instruments at a material loss.

                  In most forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (for example, for failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied) or will result in a distribution of cash or a new financial instrument the value of which will be less than the purchase price to a Separate Investment Account of the financial instruments in respect of which such distribution was made.

                  TEMPORARY INVESTMENTS. For defensive purposes, a Sub-Investment Adviser may temporarily invest all or a substantial portion of its Separate Investment Account's assets in high quality debt securities, including money market instruments, or may temporarily hold cash or cash equivalents in such amounts as the Sub-Investment Adviser deems appropriate under the circumstances. Securities will be deemed to be of high quality if they are rated in the top three categories by an NRSRO or, if unrated, are determined to be of comparable quality by the Investment Adviser. Money market instruments are high quality, short-term debt obligations (which generally have remaining maturities of one year or less), and may include: U.S. Government Securities; commercial paper; certificates of deposit and banker's acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation; and repurchase agreements for U.S. Government Securities. In lieu of purchasing money market instruments, a Sub-Investment Adviser may purchase shares of money market mutual funds that invest primarily in U.S. Government Securities and repurchase agreements involving those securities, subject to certain limitations imposed by the 1940 Act.

                  A Separate Investment Account may also invest in money market instruments or purchase shares of money market mutual funds pending investment of its assets in equity securities or non-money market fixed-income securities, or to maintain such liquidity as may be necessary to effect repurchases of shares or for other purposes.

                  Repurchase agreements are agreements under which the Fund or a Separate Investment Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund or a Separate Investment Account at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent, the Fund's or a Separate Investment Account's right to dispose of the securities may be restricted, or the value of the securities may decline before the disposition of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund or a Separate Investment Account may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. If the seller defaults, the value of the securities may decline before the disposition of them. If the Fund or a Separate Investment Account enters into a repurchase agreement that is subject to foreign law and the other party defaults, the Fund or a Separate Investment Account may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and may suffer delays and losses in disposing of the collateral as a result. The Fund has adopted specific policies designed to minimize certain of the risks of loss from the Fund's repurchase agreement transactions.

                     INVESTMENT ADVISORY AND OTHER SERVICES

                  Subject to the supervision and control of the Board, the Investment Adviser manages the assets of the Fund and administers its business and affairs pursuant to an investment advisory agreement (the "Investment Advisory Agreement"). The Investment Advisory Agreement and the sub-investment advisory agreements with KBWAM and Alkeon Capital (each, a "Sub-Investment Advisory Agreement") were initially approved by the Board (including a majority of the Independent Trustees, as defined hereafter), at a meeting held in person on January 24, 2003, and approved on April 25, 2003 by a majority of the outstanding voting securities of the Fund. The sub-investment advisory agreement with Eden (also, a "Sub-Investment Advisory Agreement") was initially approved by the Board (including a majority of the Independent trustees, as defined hereafter), at a meeting held in person on October 7, 2008, and approved on December 23, 2008 by a majority of the outstanding voting securities of the Fund.

                  The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide that each will continue in effect for two years and that, after the initial period of effectiveness, will continue in effect for successive 12 month periods, provided that such continuance is specifically approved at least annually by the vote of a majority of the Board who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such continuance, and either:
(i) the vote of a majority of the outstanding voting securities of the Fund; or
(ii) the vote of a majority of the full Board. At a meeting held in person on March 7, 2008, the Board (including a majority of the Independent Trustees) approved the renewal of the Investment Advisory Agreement and the Sub-Investment Advisory Agreements with KBWAM and Alkeon Capital. The initial period of effectiveness of the Sub-Investment Advisory Agreement with Eden will expire in 2010. A discussion regarding the basis for the Board's approval of the annual continuance of the Investment Advisory Agreement and the Sub-Investment Advisory Agreements with KBWAM and Alkeon Capital can be found in the Fund's semi-annual report to the shareholders for the six-month period ending March 31, 2008, and a discussion regarding the basis for the Board's approval of the Sub-Investment Advisory Agreement with Eden will be available in the Fund's semi-annual report to shareholders for the six-month period ending March 31, 2009.

                  The Investment Adviser is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the Fund. It makes all decisions regarding the Fund's assets, including monitoring compliance with the investment objective and policies of the Fund. The Investment Adviser makes all decisions regarding investment strategies and styles to be pursued by the Sub-Investment Advisers on behalf of the Fund (subject to the supervision of the Board).

                  The Investment Advisory Agreement provides that, in consideration for providing certain management services and for certain administrative services (provided by the Investment Adviser or an affiliate), the Investment Adviser shall be entitled to receive a management fee and Incentive Fees ("Incentive Fees"), as set forth under "Fees and Expenses" in the prospectus. The management fee and Incentive Fee arrangements between the Fund and the Investment Adviser were also reapproved in person by the Board (including a majority of the Independent Trustees) on March 7, 2008.

                  The Investment Adviser has been paid advisory fees and Incentive Fees by the Fund as set forth in the following table.

PERIOD OR YEAR                            ADVISORY FEES          INCENTIVE FEES
--------------                            -------------          --------------
Year Ended September 30, 2006              $   995,942            $1,121,015
Year Ended September 30, 2007              $   819,686            $3,457,584
Year Ended September 30, 2008              $   741,425            $   15,514

                  Each Sub-Investment Advisory Agreement provides that, in consideration for providing certain portfolio management services (as described under "Investment Program--Industry Sectors" in the prospectus), each Sub-Investment Adviser shall be entitled to receive a management fee, as set forth under "Fees and Expenses" in the prospectus. The management fee arrangements between the Fund, the Investment Adviser and each Sub-Investment Adviser were approved in person by the Board (including a majority of the Independent Trustees).

                  Each Sub-Investment Adviser has been paid management fees by the Investment Adviser as set forth in the following table.

                                                  YEAR ENDED                    YEAR ENDED                  YEAR ENDED
SUB-INVESTMENT ADVISER                        SEPTEMBER 30, 2006            SEPTEMBER 30, 2007          SEPTEMBER 30, 2008
--------------------------------------- ------------------------------ --------------------------- ----------------------------

Alkeon Capital                                 $70,042                        $59,397                        $54,137

KBWAM                                          $66,829                        $52,043                        $47,631

Eden(1)                                        $0                             $0                             $0

-----------------
(1) Eden began managing the Fund's healthcare/biotechnology Separate Investment Account on October 8, 2008. Therefore, the Investment Adviser did not pay any management fees to Eden for the periods indicated. From the Fund's inception until October 8, 2008, Kilkenny managed the Fund's healthcare/biotechnology Separate Investment Account. The Investment Adviser paid management fees to Kilkenny of $63,107, $53,175 and $44,935 for the fiscal years ended September 30, 2006, September 30, 2007 and September 30, 2008, respectively.

                  The Investment Advisory Agreement generally provides that the Incentive Fee with respect to any Separate Investment Account is calculated and paid (if any) to the Investment Adviser at the end of a given fiscal period, which will generally be on each fiscal year end of the Fund or more frequently in the event that the closing of a fiscal period occurs as a result of net share repurchases since the date of the last fiscal period end. For purposes of calculating Incentive Fees in the event that the Sub-Investment Adviser of a Separate Investment Account is terminated (whether pursuant to the termination of the Sub-Investment Advisory Agreement or the Investment Advisory Agreement (as set forth below)) at a time when the Fund has accrued an Incentive Fee for such Sub-Investment Adviser's Separate Investment Account, the Investment Advisory Agreement provides that the Fund will treat the termination date as if such date were a fiscal period ending on the Fund's fiscal year end. The Incentive Fees will be based on unrealized as well as realized gains. There can be no assurance that such gains will, in fact, ever be recognized.

                  Management services provided by the Investment Adviser include, among others: supervising and managing the investment and reinvestment of, the Fund's assets and, in connection therewith, having complete discretion in purchasing and selling securities and other assets for the Fund and in voting, exercising consents and exercising all other rights appertaining to such securities and other assets on behalf of the Fund consistent with the investment objective, policies and restrictions of the Fund subject to the overall supervision of the Board; supervising continuously the investment program of the Fund and the composition of its investment portfolio and, in connection therewith, identifying, making arrangements for and retaining Sub-Investment Advisers to assist in managing the Fund's assets and monitoring adherence by the Sub-Investment Advisers to the investment strategies selected for use by the Fund; arranging for the purchase and sale of securities and other assets held in the investment portfolio of the Fund; and providing, or arranging to have provided, investment research to the Fund.

                  Notwithstanding the foregoing, the Investment Adviser delegates to each Sub-Investment Adviser complete discretion in purchasing and selling securities and other assets for their respective Separate Investment Accounts, including voting, exercising consents and exercising all other rights pertaining to such securities and other assets on behalf of the Fund consistent with the investment objective, policies and restrictions of the Fund and such Sub-Investment Adviser's policies and procedures.

                  Those certain administrative services provided by the Investment Adviser include: overseeing the determination and publication of the Fund's net asset value in accordance with the Fund's policy with respect thereto as adopted from time to time by the Board; overseeing the maintenance by the Fund's custodian and transfer agent and dividend disbursing agent of certain books and records of the Fund as required under Rule 31a-1(b)(4) of the 1940 Act and maintaining (or overseeing maintenance by such other persons as approved by the Board) such other books and records required by law or for the proper operation of the Fund; overseeing the preparation and filing of the Fund's federal, state and local income tax returns and any other required tax returns; reviewing the appropriateness of and arranging for payment of the Fund's expenses; preparing for review and approval by officers of the Fund financial information for the Fund's semi-annual and annual reports to shareholders, proxy statements (if any) and other communications with shareholders, and arranging for the printing and dissemination of such reports and other communications to shareholders; preparing for review by officers of the Fund semi-annual and annual financial reports, N-SAR, N-CSR, N-PX, N-Q and such other reports, forms and filings to or with the SEC as may be required by the 1940 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Investment Advisers Act of 1940 (the "Advisers Act") or the Sarbanes-Oxley Act of 2002; preparing reports relating to the business and affairs of the Fund as may be mutually agreed upon and not otherwise appropriately prepared by the Fund's custodian, counsel or auditors; making such reports and recommendations to the Board concerning the performance of the independent accountants as the Board may reasonably request or deem appropriate; making such reports and recommendations to the Board concerning the performance and fees of the Fund's custodian and transfer agent and dividend disbursing agent as the Board may reasonably request or deem appropriate; overseeing and reviewing calculations of fees paid to the Fund's service providers; overseeing the Fund's portfolio and performing necessary calculations as required under
Section 18 of the 1940 Act; consulting with the Fund's officers, independent accountants, legal counsel, custodian, accounting agent, transfer agent and dividend disbursing agent in establishing the accounting policies of the Fund and monitoring financial and shareholder accounting services; implementing the Fund's share repurchase program as authorized by the Board; implementing the Fund's plan to sell additional shares on a continuous or periodic basis; determining amounts available for distribution as dividends and distributions to be paid to shareholders; preparing and arranging for the printing of dividend notices to shareholders; and providing the Fund's dividend disbursing agent and custodian with such information as is required for such parties to effect the payment of dividends and distributions and to implement the Fund's dividend reinvestment plan; preparing such information and reports as may be required by any banks from which the Fund borrows funds; providing such assistance to the Fund's custodian, counsel and auditors as generally may be required to properly carry on the business and operations of the Fund; assisting in the preparation and filing of Forms 3, 4, and 5 pursuant to Section 16 of the 1934 Act and
Section 30(h) of the 1940 Act for the officers and Trustees of the Fund; responding to, or referring to the Fund's officers or transfer agent, shareholder (including any potential shareholder) inquiries relating to the Fund; and supervising any other aspects of the Fund's administration as may be agreed to by the Fund and the Investment Adviser.

                  Oppenheimer & Co. Inc. ("Oppenheimer & Co.") and/or the Investment Adviser, in their sole discretion, from time to time may use their own resources (which, in the case of the Investment Adviser, may include profits from the fees it receives from the Fund) to pay additional compensation to brokers or dealers that are selling agents for the performance of certain of the administrative services set forth above (and for certain additional distribution services) in a one-time payment of up to 0.10% of the value of shares sold by such brokers and dealers and trail payments at an annual rate of up to 0.05% of the daily net asset value of the shares held by such brokers and dealers for their customers. Subject to the foregoing, Oppenheimer & Co. and the Investment Adviser may, in their sole discretion, increase or decrease the amount of additional compensation they make from their own resources to such brokers or dealers.

                  The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide for indemnification by the Fund of the Investment Adviser or the Sub-Investment Adviser and each of their respective members, managers, officers, employees, agents, associates and controlling persons and the directors, partners, members, officers, employees and agents thereof (including any individual who serves at the Investment Adviser's (or the Sub-Investment Adviser's) request as director, officer, partner, member, trustee or the like of another entity) (each such person being an "Indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable state law) reasonably incurred by them in connection with, or resulting from, their actions or inactions in connection with the performance of or under the Investment Advisory Agreement or a Sub-Investment Advisory Agreement. Indemnification is (or will be) available only to the extent the loss, claim, liability or expense did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Investment Advisory Agreement (or any Sub-Investment Advisory Agreement).

                  The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide that it may be terminated at any time, without the payment of any penalty, either by: (1) the Fund, by action of the Board or by vote of a majority of the outstanding voting securities of the Fund, on 60 days' written notice; or (2) the Investment Adviser (or the Sub-Investment Adviser) on 60 days' written notice to the Fund. The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide that each will terminate immediately in the event of its "assignment" (as defined in the 1940 Act).

                             MANAGEMENT OF THE FUND

                  The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business. Below is a list of the Trustees of the Fund, and brief biographical information regarding each Trustee. An independent Trustee (the "Independent Trustee") is a Trustee who is not an "interested person" (as defined by the 1940
Act) of the Fund or the Investment Adviser.

INDEPENDENT TRUSTEES


                                                                                                                  NUMBER OF
                                                                                                                PORTFOLIOS IN
                               TERM OF OFFICE                                                                    FUND COMPLEX
  NAME, AGE, ADDRESS(1) AND    AND LENGTH OF             PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS             OVERSEEN BY
  POSITION(S) WITH THE FUND     TIME SERVED            OTHER TRUSTEESHIPS/DIRECTORSHIPS HELD BY TRUSTEE            TRUSTEE
-------------------------------------------------------------------------------------------------------------------------------
Luis Rubio, 53                  Indefinite;    Dr. Rubio is President of Centro de Investigation Para el              4
Trustee                            Since       Desarrollo, A.C. (Center of Research Development) (2000 to
                                  May 2003     present) and a Director of the same organization (1984 to
                                               2000); Adjunct Fellow of the Center for Strategic and
                                               International Studies; Director of The India Fund, Inc. and The
                                               Asia Tigers Fund, Inc.  He is also Director of Advantage
                                               Advisers Technology Partners, L.L.C. and certain other offshore private investment funds administered by Oppenheimer, which are affiliates.  Dr. Rubio is also a director of Empresas Ica SA de
                                               CV, a Mexican construction company (since 2006).

Janet L. Schinderman, 57        Indefinite;    Ms. Schinderman is an education consultant and specializes in          4
Trustee                            Since       international relations, board management and initiating
                                  May 2003     special projects; she had been Associate Dean for Special
                                               Projects and Secretary to the Board of Overseers at Columbia
                                               Business School of Columbia University (1990 to 2006) and
                                               Executive Assistant to the President of Illinois Institute of
                                               Technology (1987 to 1990). She also serves as an independent director for a registered investment company of The Central
                                               Park Group.

Lawrence Becker, 53             Indefinite;    Mr. Becker is a private investor in real estate management             4
Trustee                            Since       concerns.  From February 2000 through June 2003, he was Vice
                                October 2003   President -  Controller/Treasurer for National Financial
                                               Partners, which specializes in financial services
                                               distribution.  Prior to that, Mr. Becker was a Managing
                                               Director - Controller/Treasurer of Oppenheimer Capital (which is not affiliated with Oppenheimer Asset Management, Inc.) and its Quest for Value Funds. Mr. Becker is a licensed certified public accountant. Mr. Becker is also Director of The
                                               Asia Tigers Fund, Inc. and The India Fund, Inc.

Jesse H. Ausubel, 57            Indefinite;    Mr. Ausubel serves as a director for the Richard Lounsbery             4
Trustee                            Since       Foundation and the Program for the Human Environment.  He is
                                 July 2006     also a Senior Research Associate at  The Rockefeller
                                               University.  He is a Program Director for the Alfred P. Sloan
                                               Foundation and an Adjunct Scientist at the Woods Hole
                                               Oceanographic Institution.

James E. Buck, 72               Indefinite;    Mr. Buck retired in 2002 as Senior Vice President and Secretary        4
Trustee                            Since       of the New York Stock Exchange, Inc. (the "Exchange") and the
                                 July 2006     subsidiaries of the Exchange, including the NYSE Foundation.
                                               Mr. Buck serves as the lead director for the Advantage Advisers funds.

(1) The address of each Independent Trustee is c/o Oppenheimer Asset Management, 200 Park Avenue, 24th Floor, New York, New York 10166.

INTERESTED TRUSTEE

                                                                                                                 NUMBER OF
                                                                                                               PORTFOLIOS IN
   NAME, AGE, ADDRESS AND    TERM OF OFFICE                                                                    FUND COMPLEX
    POSITION(S) WITH THE      AND LENGTH OF             PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS             OVERSEEN BY
            FUND               TIME SERVED                  OTHER DIRECTORSHIPS HELD BY TRUSTEE                   TRUSTEE
---------------------------- ----------------   ------------------------------------------------------------- ----------------
Bryan McKigney*, 50           Indefinite term   Mr. McKigney is a Senior Managing Director and the Chief             4
c/o Oppenheimer Asset           as Trustee;     Administrative Officer of Oppenheimer Asset Management
Management Inc.               Since December    Inc.  He has been in the financial services industry since
200 Park Avenue                  1, 2004.       1981 and has held various management positions at Canadian
New York, NY  10166          One year term as   Imperial Bank of Commerce (1993-2003) and the Chase
Trustee, President and CEO     President and    Manhattan Bank N.A. (1981-1993).
                                CEO; Since
                               September 23,
                                   2004.

* "Interested person" of the Fund as defined in the 1940 Act. Mr. McKigney is an interested person due to his position as President and Chief Executive Officer of the Fund and as a Managing Director and the Chief Administrative Officer of Oppenheimer Asset Management Inc., which is a corporate parent of the managing member of the Investment Adviser.

                  At a special meeting of shareholders of the Fund held on July 24, 2006 for the purpose of electing Trustees, the Fund's shareholders re-elected all of the current Trustees and approved the election of two new Trustees, Messrs. Jesse H. Ausubel and James E. Buck to the Board. Mr. Buck serves as "lead Independent Trustee."

                  The Trustees serve on the Board for terms of indefinite duration. A Trustee's position in that capacity will terminate if the Trustee is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Trustee may resign, subject to giving 90 days' prior written notice to the other Trustees, and may be removed for cause only, and not without cause, by action taken by a majority of the remaining Trustees followed by the holders of at least 75% of the shares then entitled to vote. In the event of any vacancy in the position of a Trustee, the remaining Trustees may appoint an individual to serve as a Trustee, so long as immediately after the appointment at least two-thirds (2/3) of the Trustees then serving have been elected by the shareholders. The Board may call a meeting of shareholders to fill any vacancy in the position of a Trustee, and must do so within 60 days after any date on which Trustees who were elected by the shareholders cease to constitute a majority of Trustees then serving.

                  Mr. Rubio is not a U.S. resident and substantially all of his assets may be located outside of the United States. Mr. Rubio does not have an agent for service of process in the United States. As a result, it may be difficult for U.S. investors to effect service of process upon Mr. Rubio within the United States or to realize judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States. In addition, it is not certain that civil liabilities predicated upon the federal securities laws on which a valid judgment of a court in the United States is obtained would be enforceable in the courts of the jurisdiction in which Mr. Rubio resides, or that courts of the jurisdiction in which Mr. Rubio resides would enforce such liabilities in original actions.

COMPENSATION TABLE

                  The following table sets forth certain information regarding the compensation received by the Independent Trustees from the Fund and from all registered investment companies for which the Investment Adviser or one of its affiliates serve as investment adviser for the fiscal year ending September 30, 2008. No compensation is paid by the Fund to Trustees who are "interested persons" (as defined by the 1940 Act) of the Fund or the Investment Adviser.

                                                    PENSION OR                                TOTAL COMPENSATION
                                               RETIREMENT BENEFITS      ESTIMATED ANNUAL       FROM OPPENHEIMER
                           COMPENSATION         ACCRUED AS PART OF       BENEFITS UPON         ASSET MANAGEMENT
NAME OF TRUSTEE*             FROM FUND            FUND EXPENSES            RETIREMENT          REGISTERED FUNDS
---------------------- ---------------------- ----------------------- --------------------- ------------------------

Jesse H. Ausubel               $13,250                   0                     0                     $42,250
James E. Buck                  $16,000                   0                     0                     $52,750
Luis Rubio                     $13,500                   0                     0                     $42,000
Janet Schinderman              $13,500                   0                     0                     $42,750
Lawrence Becker                $13,500                   0                     0                     $42,750

* Only Independent Trustees are compensated by the Fund.

                  Prior to March 1, 2006, the Independent Trustees were each paid an annual retainer of $7,000 and per meeting fees of $700 (or $100 in the case of telephonic meetings) by the Fund, and were reimbursed by the Fund for their reasonable out-of-pocket expenses. In addition, each of the Independent Trustees, as an Audit Committee member, were paid a per-meeting fee of $100 for any Audit Committee meeting not held contemporaneously with an in-person or telephonic meeting of the Board. Effective March 1, 2006, the Independent Trustees are each paid by the Fund an annual retainer of $7,000 and per-meeting fees of: $1,000 for attendance at in-person meetings of the Fund; $1,000 for attendance at in-person meetings of one or more committees of the Fund of which such Independent Trustee is a member that are held on any day other than the day of a meeting of the Trustees; and $250 for participation in any telephonic meetings of the Fund or any committee thereof that are held on any given day (except that participating Independent Trustees will be paid $1,000 for certain substantive telephonic meetings). The Independent Trustees are reimbursed by the Fund for their reasonable out-of-pocket expenses. The Trustees do not receive any pension or retirement benefits from the Fund. In addition, Mr. Buck will be paid an additional retainer of $2,500 per year as "lead Independent Trustee."

EQUITY SECURITIES OWNED BY TRUSTEES

                  The following table sets forth certain information regarding the equity securities of the Fund and the equity securities of other funds sharing the Fund's Investment Adviser owned by the Trustees as of December 31, 2008. As of December 31, 2008, the Independent Trustees, and their immediate family members, did not beneficially own or own of record securities in the Investment Adviser, Oppenheimer & Co. or any persons (other than registered investment companies) directly or indirectly controlling, controlled by or under common control with the Investment Adviser or Oppenheimer & Co.

                                                                          AGGREGATE DOLLAR RANGE OF EQUITY
                                         DOLLAR RANGE OF                 SECURITIES IN ALL FUNDS OVERSEEN OR
                                        EQUITY SECURITIES                   TO BE OVERSEEN BY TRUSTEE IN
NAME OF TRUSTEE                            IN THE FUND                     FAMILY OF INVESTMENT COMPANIES
---------------------------- ----------------------------------------- ----------------------------------------

Bryan McKigney                           $50,001 - $100,000                        $50,001 - $100,000
Jesse H. Ausubel                               None                                      None
James E. Buck                                  None                                      None
Luis Rubio                                     None                                      None
Janet L. Schinderman                           None                                      None
Lawrence Becker                                None                                      None



BOARD COMMITTEES

                  The Board has an Audit Committee, consisting of the Independent Trustees, which meets semi-annually at a minimum, and may meet more frequently as needed. Mr. Becker has been appointed as Chairman of the Audit Committee and has been designated as an "audit committee financial expert." The Audit Committee has, as its primary purpose, oversight responsibility with respect to: (i) the adequacy of the Fund's accounting and financial reporting processes, policies and practices; (ii) the integrity of the Fund's financial statements and the independent audit thereof; (iii) the adequacy of the Fund's overall system of internal controls and, as appropriate, the internal controls of certain service providers; (iv) the Fund's compliance with certain legal and regulatory requirements; (v) determining the qualification and independence of the Fund's independent auditors; and (vi) the Fund's internal audit function. To the extent there are Trustees who are not members of the Audit Committee, the Audit Committee members shall report its activities to the full Board on a regular basis and make such recommendations as the Audit Committee may deem necessary or appropriate. The Audit Committee had five meetings in the fiscal year ended September 30, 2008.

                  The Board has a Nominating Committee, comprised of the Independent Trustees, which exists principally for the purpose of recommending and selecting persons to serve in the capacity of Independent Trustee. In reviewing and evaluating a potential nominee, the Nominating Committee considers relevant factors, including, but not limited to: (i) whether the nominee is an "interested person," as defined under the 1940 Act, of the Fund; (ii) whether the nominee has any relationships with the Fund, the Investment Adviser or its service providers that might impair the nominee's independence; (iii) whether the nominee can devote the time necessary to properly fulfill his or her responsibilities; (iv) what contribution the nominee can make to the Board and the Fund, considering the nominee's experience, education and other facts deemed relevant by the Nominating Committee; and (v) the nominee's character and integrity. The Nominating Committee will consider nominees recommended by shareholders in written requests addressed to the attention of the Nominating Committee or President in care of the Fund and which include biographical data regarding the proposed nominee, set forth the qualifications of the proposed nominee, and otherwise comply with the Advance Notice Provision of the Fund's By-Laws. Nominees recommended by shareholders will be evaluated based on the previously identified criteria. The Nominating Committee did not meet in the fiscal year ended September 30, 2008.

FUND OFFICERS

                  In accordance with the Declaration of Trust, the Board has selected the following persons to serve as officers of the Fund:

                                                                                                              NUMBER OF
                                                                                                              FUNDS IN
                              TERM OF                                                                       FUND COMPLEX
NAME, ADDRESS(1), AGE AND   OFFICE AND                                                                        FOR WHICH
  POSITION(S) WITH THE       LENGTH OF                       PRINCIPAL OCCUPATION(S)                         POSITION IS
         FUND(2)            TIME SERVED                        DURING PAST 5 YEARS                              HELD
-------------------------- ------------ ------------------------------------------------------------------- --------------
Vineet Bhalla, 48            One year;  Mr. Bhalla has been a Senior Vice President at Oppenheimer Asset          4
Chief Financial Officer     Since July  Management since May 2005.  From July 2002 to May 2005, he was an
                             27, 2005.  Assistant Vice President at Zurich Capital Markets, Inc, a
                                        Director of the Client Service Group at GlobeOp Financial
                                        Services, and a Senior Consultant at Capital Markets Company.
                                        Prior to that, he was a Vice President at Blackrock Financial
                                        Management since June 1999.  Mr. Bhalla is a Certified Public
                                        Accountant.  He graduated with an MBA from Saint Mary's
                                        University, Halifax, Canada in 1986.

Stephen C. Beach, 55         One year;
Chief Compliance Officer    Since March Since February 2005, Mr. Beach has been the Chief Compliance              4
                             18, 2005.  Officer for Oppenheimer Asset Management.  Prior to that, he had his own law firm with a focus on mutual funds, investment
                                        advisers and general securities law, beginning in 2001.  Mr.
                                        Beach obtained an LL.M. in Taxation at Temple University School of Law during the period 1999-2001.

Deborah Kaback, 57           One year;  Ms. Kaback has been a Senior Vice President at Oppenheimer Asset          4
Chief Legal Officer and     Since July  Management since June 2003.  She was Executive Director of CIBC
Vice President               23, 2003.  World Markets Corp. from July 2001 through June 2003.  Prior to that, she was Vice-President and Senior Counsel of Oppenheimer
                                        Funds, Inc. from November 1999 through July 2001. Prior
                                        to that, she was Senior Vice President and Deputy General Counsel
                                        at Oppenheimer Capital from April 1989 through November 1999.

Bryan McKigney, 50           One year   Mr. McKigney is Senior Director and the Chief Administrative              4
President, CEO and            term as   Officer of Oppenheimer Asset Management Inc.  He has been in the
Trustee                      President  financial services industry since 1981 and has held various
                             and CEO;   management positions at Canadian Imperial Bank of Commerce
                               Since    (1993-2003) and the Chase Manhattan Bank N.A. (1981-1993).
                             September
                             23, 2004.
                            Indefinite
                              term as
                             Trustee;
                               Since
                            December 1,
                               2004.

                  (1) The address of each officer is c/o Oppenheimer Asset Management, 200 Park Avenue, 24th Floor, New York, New York 10166.

                  (2) Officers are not compensated by the Fund.

PORTFOLIO MANAGERS

                  Banking/Financial Services. John Wimsatt is the Portfolio Manager of KBW Asset Management, Inc. ("KBWAM") who is primarily responsible for management of the banking/financial services Separate Investment Account. As of December 31, 2008, Mr. Wimsatt managed or was a member of the management team for the following client accounts other than the Fund (asset amounts are approximate and have been rounded):

                                                                              NUMBER OF
                                                                          ACCOUNTS SUBJECT          ASSETS
                                                NUMBER OF    ASSETS OF          TO A             SUBJECT TO A
TYPE OF ACCOUNT                                  ACCOUNTS    ACCOUNTS      PERFORMANCE FEE     PERFORMANCE FEE
------------------------------------------------------------------------------------------------------------------


Registered Investment Companies                     0            0                 0                   0

Pooled Investment Vehicles Other Than
    Registered Investment Companies                 1      $73.1 million           1             $61.8 million

Other Accounts                                      0            0                 0                   0

                  Healthcare/Biotechnology. Adam J. Newar serves as the Portfolio Manager of Eden Capital Management Partners, L.P. ("Eden") who is primarily responsible for management of the healthcare/biotechnology Separate Investment Account. As of December 31, 2008, Mr. Newar managed or was a member of the management team for the following client accounts other than the Fund (asset amounts are approximate and have been rounded):

                                                                               NUMBER OF
                                                                           ACCOUNTS SUBJECT
                                                NUMBER OF     ASSETS OF          TO A        ASSETS SUBJECT TO A
TYPE OF ACCOUNT                                  ACCOUNTS     ACCOUNTS      PERFORMANCE FEE    PERFORMANCE FEE
-----------------------------------------------------------------------------------------------------------------

Registered Investment Companies                     1      $48 million              1           $48 million

Pooled Investment Vehicles Other Than               4      $54 million              4           $54 million
   Registered Investment Companies

Other Accounts                                      0            0                  0                 0

                  Technology. Panayotis ("Takis") Sparaggis is the Portfolio Manager of Alkeon Capital Management L.L.C. ("Alkeon Capital") who is primarily responsible for management of the technology Separate Investment Account. As of December 31, 2008, Mr. Sparaggis managed or was a member of the management team for the following client accounts other than the Fund (asset amounts are approximate and have been rounded):

                                                                              NUMBER OF
                                                                           ACCOUNTS SUBJECT         ASSETS
                                                 NUMBER OF    ASSETS OF          TO A            SUBJECT TO A
TYPE OF ACCOUNT                                  ACCOUNTS     ACCOUNTS     PERFORMANCE FEE     PERFORMANCE FEE
------------------------------------------------------------------------------------------------------------------

Registered Investment Companies                      1         $611 million       1            $611 million

Pooled Investment Vehicles Other Than
   Registered Investment Companies                   9         $553 million       9            $553 million

Other Accounts                                       0               0            0                  0

                  Actual or apparent conflicts of interest may arise when a Portfolio Manager also has day-to-day management responsibilities with respect to one or more other accounts. These potential conflicts include:

                  o Allocation of Limited Time and Attention. Because each Portfolio Manager manages other accounts, each Portfolio Manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those accounts as if the Portfolio Manager were to devote substantially more attention to the management of fewer accounts.

                  o Allocation of Limited Investment Opportunities. If a Portfolio Manager identifies an investment opportunity that may be suitable for multiple accounts, the Fund may not be able to take full advantage of that opportunity because the opportunity may need to be allocated among all or many of these accounts.

                  o Pursuit of Differing Strategies. At times, a Portfolio Manager may determine that an investment opportunity may be appropriate for only some of the accounts for which he exercises investment responsibility, or may decide that certain of these accounts should take differing positions with respect to a particular security. In these cases, the Portfolio Manager may execute differing or opposite transactions for one or more accounts which may affect the market price of the security or the execution of the transactions, or both, to the detriment of one or more of his accounts.

                  o Performance Fees. Each Portfolio Manager manages other accounts that are subject to a performance allocation or performance fee which in some cases may be greater than the fee payable by the Fund. This could create a conflict because a Portfolio Manager of Sub-Adviser may benefit if a more attractive investment is allocated to an account that bears a greater performance allocation or fee.

                  See "Potential Conflicts of Interest" in the Prospectus and "Additional Potential Conflicts of Interest" below.

PORTFOLIO MANAGER COMPENSATION

                  The compensation of Mr. Wimsatt consists of a salary, bonus, employee benefits, profit sharing plan and potentially restricted stock awards. Total compensation is based on the performance of the funds that Mr. Wimsatt manages.

                  Mr. Newar's compensation consists of a salary, periodic advances and the income from the profits of Eden derived by him as its sole principal. The level of Eden's profitability in turn is dependent on the advisory fees and performance fees and allocations received from the Fund and other advisory clients.

                  Mr. Sparaggis' compensation consists of periodic draws and the income from the profits of Alkeon Capital derived by him as its sole principal. The level of Alkeon Capital's profitability in turn is dependent on the advisory fees and performance fees and allocations received from the Fund and other advisory clients.

SECURITIES OWNERSHIP OF PORTFOLIO MANAGERS

                  As of December 31, 2008, no Portfolio Manager beneficially owned any securities issued by the Fund.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


                  As of December 31, 2008, the Trustees and officers as a group owned of record or beneficially less than one percent of the outstanding shares of the Fund. As of December 31, 2008, the Investment Adviser held of record shares of the Fund as indicated on the following chart. As of December 31, 2008, Raymond James & Associates, Inc., Oppenheimer & Co. Inc. and Raymond James Financial Services, Inc. held of record, in nominee accounts for their respective clients, 1,164,088, 805,865 and 688,198 shares, respectively, of the Fund representing approximately 41%, 29% and 24%, respectively, of the outstanding shares of the Fund. Raymond James & Associates, Inc. has an address of 880 Carillon Parkway, St. Petersburg, FL 33716, Oppenheimer & Co. Inc. has an address of 125 Broad St., New York, NY 10004, and Raymond James Financial Services, Inc. has an address of 880 Carillon Parkway, St. Petersburg, FL 33716. As of December 31, 2008, to the Fund's knowledge, no other shareholder owned of record or beneficially 5% or more of the outstanding shares of the Fund, except as indicated on the following chart:

                               NAME AND ADDRESS OF              AMOUNT AND NATURE OF
    TITLE OF CLASS               BENEFICIAL OWNER               BENEFICIAL OWNERSHIP      PERCENT OF CLASS
    --------------             -------------------              --------------------      ----------------
    Common Shares              Dean & Laura Desantis,             216,352 shares(1)             7.66%
                        Trustees for Dean Desantis Revocable
                                    Living Trust

                                  799 Sanctuary Dr.
                                Boca Raton, FL 33431


    Common Shares                 CDD Partners Ltd.               160,611 shares(1)             5.68%

                                  12121 NW 11th St.
                                Plantation, FL 33323


    Common Shares                Investment Adviser                5,937 shares(2)                *

                          c/o Oppenheimer Asset Management
                              200 Park Ave., 24th Floor
                                 New York, NY 10166

-----------------------

* Less than one percent.

(1) Raymond James & Associates, Inc. is the record holder of these shares and holds these shares in a nominee account for the beneficial owner.

(2) These shares are owned directly.








                   ADDITIONAL POTENTIAL CONFLICTS OF INTEREST

PARTICIPATION IN INVESTMENT OPPORTUNITIES

                  The Investment Adviser may provide, and the Sub-Investment Advisers (or their affiliates) provide, investment advice for certain private investment funds and may be appointed in the future to serve as the investment adviser or portfolio manager to other registered investment companies, private investment partnerships or managed accounts that may pursue investment strategies similar to that of the Fund (the "Similar Accounts"). As a general matter, the Investment Adviser (subject to any policies established by the Board) will consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Investment Adviser or the Sub-Investment Advisers for investment for the Similar Accounts. There may be circumstances, however, under which the Investment Adviser or the Sub-Investment Advisers will cause one (or more) of the Similar Accounts to commit a different percentage of its assets to an investment opportunity than the Investment Adviser or the Sub-Investment Advisers will cause the Fund to commit its (or any Separate Investment Account's) assets. There may also be circumstances under which the Investment Adviser or the Sub-Investment Advisers will consider or recommend participation by the Similar Accounts in investment opportunities in which the Investment Adviser or such associated Sub-Investment Adviser does not intend to invest on behalf of the Fund.

                  The Investment Adviser will evaluate for the Fund, and it is anticipated that the Sub-Investment Advisers will evaluate for each Similar Account, a variety of factors that may be relevant in determining whether, and to what extent, a particular investment opportunity or strategy is appropriate and feasible for the Fund (a Separate Interest Account) or a Similar Account at a particular time, including, but not limited to, the following: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (e.g., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Similar Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Similar Accounts may differ from time to time. In addition, the fees and expenses of the Fund may differ from those of the Similar Accounts. Accordingly, prospective Investors should note that the future performance of the Fund and the Similar Accounts may vary.

                  When the Investment Adviser and/or a Sub-Investment Adviser determine(s) that it would be appropriate for the Fund and one or more Similar Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with the Investment Adviser's responsibilities under the Advisers Act and the 1940 Act and the Investment Adviser's and the Sub-Investment Adviser's own internal procedures. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Similar Accounts, in all trades. However, no participating entity or account will receive preferential treatment over any other and the Investment Adviser and the Sub-Investment Advisers will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders. Because investment decisions for each Separate Investment Account are made by Sub-Investment Advisers, who will be responsible for placing orders for their Separate Investment Account, orders for the three Separate Investment Accounts will not be aggregated together but may be aggregated with orders placed by the Sub-Investment Advisers.

                  Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by Sub-Investment Advisers. These situations may be based on, among other things, the following: (i) legal restrictions on the combined size of positions that may be taken for the Fund and the Similar Accounts, thereby limiting the size of the Fund's position; (ii) the difficulty of liquidating an investment for the Fund and the Similar Accounts where the sale of the combined positions cannot be absorbed; or (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of these options or other instruments.

                  The members of the Investment Adviser, the Sub-Investment Advisers and their directors, managers, officers and employees (including the Portfolio Managers) and other affiliated persons may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of Oppenheimer & Co., the Investment Adviser, or a Sub-Investment Adviser that are the same, different or made at a different time than positions taken for the Fund. In order to mitigate the possibility that the Fund (or investors) will be adversely affected by this personal trading, the Fund, the Investment Adviser and Oppenheimer & Co. have adopted a Joint Code of Ethics and each Sub-Investment Adviser has adopted a Code of Ethics in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions. The Joint Code of Ethics and each Sub-Investment Adviser's Code of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-551-8090. The Joint Code of Ethics and each Sub-Investment Adviser's code of ethics are also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of the Joint Code of Ethics and each Sub-Investment Adviser's Code of Ethics may be obtained, after paying a duplicating fee, by E-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549.

OTHER MATTERS

                  The Investment Adviser and the Sub-Investment Advisers will not purchase securities or other property from, or sell securities or other property to, the Fund except that Oppenheimer & Co., Mainsail Group, L.L.C. (an affiliate of Alkeon Capital), or Keefe, Bruyette & Woods (an affiliate of KBWAM) may act as broker for the Fund in effecting securities transactions. See "Brokerage." In addition, the Fund may effect certain principal transactions in securities with one or more Other Accounts, except for accounts in which a Sub-Investment Adviser or any affiliate thereof serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from a Sub-Investment Adviser's or any affiliate's appointment as an investment adviser or portfolio manager to the account). These transactions would be effected in circumstances where the Investment Adviser has determined that it would be appropriate for the Fund to purchase and it has been determined that it would be appropriate for such Other Account to sell, or the Fund to sell and such Other Account to purchase, the same security or instrument on the same day. The purchases and sales will be made pursuant to procedures adopted by the Fund pursuant to Rule 17a-7 under the 1940 Act. Among other things, those procedures are intended to ensure that: (i) each transaction will be effected for cash consideration at the current market price of the particular securities; (ii) no transaction will involve restricted securities or other securities for which market quotations are not readily available; and (iii) no brokerage commissions, fees (except for customary transfer fees) or other remuneration will be paid in connection with the transaction.

                  The Fund is not permitted to purchase or sell securities of any issuer as to which the Investment Adviser has obtained material, non-public information, until such time as the information is no longer material or has become publicly known. This policy could adversely affect the Fund's investment performance because the Fund may (i) hold securities of an issuer with respect to which the Investment Adviser has adverse information, or (ii) not purchase securities of any issuer with respect to which the Investment Adviser has favorable information.

                  As a result of the investment banking and corporate finance activities of Oppenheimer & Co., the Fund may be subject to future restrictions on its ability to purchase or sell certain securities. Additionally, the Fund may purchase securities during the existence of an underwriting or selling syndicate in which Oppenheimer & Co. or any of its affiliates, Mainsail Group, L.L.C. or Keefe, Bruyette & Woods is participating only subject to certain conditions. This could have an adverse impact on the Fund's investment performance.

                  Future investment activities of Oppenheimer & Co. (or its affiliates) or the Sub-Investment Advisers and their principals, partners, directors, officers or employees, including the Sub-Investment Advisers, may give rise to additional conflicts of interest.

                                      TAXES

                  The following is a general summary of the material anticipated U.S. federal income tax consequences of the purchase, ownership and disposition of shares of the Fund. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions, published positions of the Internal Revenue Service ("IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion is limited to U.S. persons who hold shares of the Fund as capital assets for federal income tax purposes. This summary does not address all of the federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under federal income tax laws. No ruling has been or will be obtained from the IRS regarding any matter relating to the shares. No assurance can be given that the IRS would not assert a position contrary to any of the tax aspects described below. The discussions set forth here and in the prospectus do not constitute tax advice. Shareholders must consult their own tax advisers as to the federal income tax consequences of the purchase, ownership and disposition of shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

FEDERAL INCOME TAXATION OF THE FUND

                  The Fund has elected and qualified, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Code. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

                  To avoid a nondeductible 4% federal excise tax, the Fund will be required to distribute by December 31st of each year at least an amount equal to the sum of (i) 98% of its ordinary income for such year, (ii) 98% of its capital gain net income (which generally is computed on the basis of the one-year period ending on October 31st of such year), and (iii) any amounts that were not distributed in previous taxable years on which the Fund paid no U.S. federal income tax. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

                  If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.

NATURE OF THE FUND'S INVESTMENTS

                  Certain of the Fund's investment practices are subject to special and complex federal income tax provisions that may, among other things,
(i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain and qualified dividend income into higher taxed short-term capital gain or ordinary income,
(iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the timing as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions.

DISTRIBUTIONS TO SHAREHOLDERS

                  Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of the Fund's net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Distributions in excess of the Fund's current and accumulated earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

                  The federal income tax rates generally will be reduced to 15% (5% for individuals in lower tax brackets) on (1) long-term capital gains received by individuals and (2) "qualified dividend income" received by individuals from certain domestic and foreign corporations. The reduced rates for capital gains generally apply to long-term capital gains from sales or exchanges recognized on or after May 6, 2003 and cease to apply for taxable years beginning after December 31, 2010. The reduced rate for dividends generally applies to "qualified dividend income" received in taxable years after December 31, 2002 and ceases to apply for taxable years beginning after December 31, 2010. Fund shareholders, as well as the Fund itself, must also satisfy certain holding period and other requirements in order for the reduced rates to apply. Because the Fund intends to invest primarily in equity securities, a portion of the ordinary income dividends paid by the Fund should be eligible for the reduced rate applicable to "qualified dividend income." No assurance can be given as to what percentage of the ordinary income dividends, if any, will consist of "qualified dividend income." To the extent that distributions from the Fund are designated as capital gain dividends, such distributions will be eligible for the reduced rates applicable to long-term capital gains. For a summary of the maximum tax rates applicable to capital gains (including capital gain dividends), see "Capital Gains Rates" below. Distributions from the Fund generally will not be eligible for the corporate dividends received deduction.

                  Although dividends generally will be treated as distributed when paid, dividends declared in October, November, or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the shareholders on December 31 of the year the distributions are declared. In addition, certain other distributions made after the close of a taxable year of the Fund may be "spilled back" and treated as paid by the Fund (except for purposes of the nondeductible 4% federal excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

                  Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

                  Certain foreign currency gains and losses attributable to currency exchange rate fluctuations are treated as ordinary income or loss. Such income (or loss) may increase (or decrease) the Fund's income available for distribution.

SALE OF SHARES

                  A shareholder will recognize a gain or loss on the sale of shares (other than a repurchase as described below) equal to the difference between their adjusted tax basis in the shares sold and the amount received. Generally, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and will be treated as a long-term capital gain or loss if the shares have been held for more than one year. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to the Automatic Reinvestment Plan. In such a case, the tax basis of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a shareholder on the sale or exchange of Fund shares held by a shareholder for six months or less will be treated for federal income tax purposes as a long-term capital loss to the extent of any distributions of long-term capital gains received by the shareholder with respect to such shares and the amount of any undistributed capital gain of the Fund required to be included in the income of the shareholder with respect to such shares.

CAPITAL GAINS RATES

                  The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers investing in the Fund is (i) the same as the maximum ordinary income tax rate for capital assets held for one year or less or (ii) for net capital gains recognized on or after May 6, 2003, 15% for capital assets held for more than one year (5% for individuals in lower tax brackets and 20% for net capital gains recognized in taxable years beginning after December 31, 2010). The maximum long-term capital gains rate for corporations is 35%.

REPURCHASE OF SHARES

                  The repurchase of shares by the Fund generally will be a taxable transaction for federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a "complete redemption" of the shareholder's interest in the Fund or is "substantially disproportionate" or "not essentially equivalent to a dividend" with respect to the shareholder. In determining whether any of these tests have been met, shares actually owned and shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will recognize gain or loss on a redemption equal to the difference between the amount of cash received by the shareholder and the adjusted tax basis of the shares redeemed. If such shares are held as a capital asset, the gain or loss will be a capital gain or loss.

                  If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a redemption of shares will be taxable to the shareholder as a dividend to the extent of such shareholder's allocable share of the Fund's current and accumulated earnings and profits. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder's adjusted tax basis in the shares sold), and any amount in excess of the shareholder's adjusted tax basis would constitute taxable gain. Any remaining tax basis in the shares tendered to the Fund will be transferred to any remaining shares held by such shareholder. In addition, if a tender of shares is treated as a dividend to a tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. The Fund believes, however, that the nature of such repurchases will be such that a tendering shareholder will qualify for sale or exchange treatment as opposed to dividend treatment.

WITHHOLDING ON PAYMENTS TO NON-U.S. SHAREHOLDERS

                  A shareholder who is not (i) a citizen or resident alien individual of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, including the District of Columbia, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, if such trust validly elects to be treated as a United States person for United States federal income tax purposes or whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust (a "Non-U.S. Shareholder") generally will be subject to withholding of United States federal income tax at a 30% rate (or lower applicable treaty rate) on dividends from the Fund (other than capital gain dividends) that are not "effectively connected" with a United States trade or business carried on by such shareholder, provided that such shareholder furnishes to the Fund a properly completed IRS Form W-8BEN certifying its non-United States status.

                  Non-effectively connected capital gain dividends and gains realized from the sale of shares will not be subject to United States federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and
(ii) an individual Non-U.S. Shareholder who is not present in the United States for 183 days or more during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their shares. See "Backup Withholding" and "Information Reporting" below.

                  If distributions made by the Fund or gains realized from the sale of shares are effectively connected with a Non-U.S. Shareholder's United States trade or business, then such amounts will not be subject to the 30% withholding described above, but rather will be subject to United States federal income tax on a net basis at the graduated tax rates applicable to United States persons. To establish that income from the Fund or gains realized from the sale of shares are effectively connected with a United States trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed IRS Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder's United States trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional "branch profits tax" with respect to income from the Fund that is effectively connected with a United States trade or business.

                  For taxable years beginning before January 1, 2010, properly designated dividends are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the Fund's "qualified net interest income" (generally, the Fund's U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund's "qualified short-term capital gains" (generally, the excess of the Fund's net short-term capital gain over the Fund's long-term capital loss for such taxable year). Depending on its circumstances, however, the Fund may designate all, some or none of its potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a foreign investor will need to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN or substitute
Form). In the case of common shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. Foreign investors should contact their intermediaries with respect to the application of these rules to their accounts. There can be no assurance as to what portion of the Fund's distributions will qualify for favorable treatment as qualified net interest income or qualified short-term capital gains.

                  The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed IRS Form W-8BEN certifying their entitlement thereto. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, persons holding an interest in the entity will need to provide the required certification. For example, an individual Non-U.S. Shareholder that holds shares in the Corporation through a non-United States partnership must provide an IRS Form W-8BEN to the Fund to claim the benefits of an applicable tax treaty. Non-United States investors are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of shares of the Fund.

BACKUP WITHHOLDING

                  The Fund may be required to withhold federal income tax at the rate of 28% (through 2010) on all taxable distributions payable to non-corporate shareholders. This tax may be withheld from dividends if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number or to certify its foreign status (in the case of a Non-U.S. Shareholder),
(ii) the IRS notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. Gross proceeds from the sale of shares may be subject to backup withholding under the circumstances described in (i) above.

                  Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under "Withholding on Payments to Non-U.S. Shareholders" are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the sale of shares, Non-U.S. Shareholders must provide a properly completed IRS Form W-8BEN certifying their non-United States status.

                  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

INFORMATION REPORTING

                  The Fund must report annually to the IRS and to each shareholder the amount of dividends, capital gain dividends and gross proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the IRS and such shareholder the amount of dividends, capital gain dividends or gross proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder's country of residence.

                                    BROKERAGE

                  Each Sub-Investment Adviser is responsible for placing orders for the execution of their respective Separate Investment Accounts' portfolio transactions and the allocation of brokerage transactions. Transactions on the great majority of foreign stock exchanges involve the payment of a combination of fixed and negotiated commissions, while transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. No stated commission is generally applicable to securities traded on a principal basis in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. Transactions may also be executed on an agency basis in over-the-counter markets, which will involve the payment of negotiated or fixed commissions, when deemed consistent with the Fund's brokerage policies.

                  In selecting brokers to effect transactions on behalf of the Fund, Sub-Investment Advisers seek to obtain the best price and execution, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and in the case of transactions effected with unaffiliated brokers, the firm's risk in positioning a block of securities. Although Sub-Investment Advisers will generally seek reasonably competitive commission rates, Sub-Investment Advisers will not necessarily pay the lowest commission available on each transaction. Sub-Investment Advisers have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

                  Consistent with the principle of seeking best price and execution, Sub-Investment Advisers may place brokerage orders on behalf of a Separate Investment Account with brokers (including affiliates of the Fund) that provide supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Sub-Investment Adviser determines in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Sub-Investment Advisers to the Fund and other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. In no instance, however, will the Fund's securities be purchased from or sold to the Investment Adviser, or any affiliated person thereof, except to the extent permitted by the SEC or by applicable law. Information and research received from such brokers will be in addition to, and not in lieu of the services required to be performed by the Investment Adviser under the Investment Advisory Agreement. The expenses of the Investment Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Adviser, the Sub-Investment Advisers or their respective affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Investment Adviser or any Sub-Investment Adviser in connection with the Fund. Conversely, the information provided to the Investment Adviser or any Sub-Investment Adviser or their affiliates by brokers and dealers through which other clients of the Investment Adviser, the Sub-Investment Advisers or their respective affiliates effect securities transactions may be useful to the Investment Adviser or any Sub-Investment Adviser in providing services to the Fund.

                  Although the Fund cannot accurately predict its portfolio turnover for the Separate Investment Accounts, the Fund generally expects that its annual portfolio turnover rate to significantly exceed that of other registered investment companies. The Fund's portfolio turnover rate may result in brokerage expenses that may exceed those of other registered investment companies. A high turnover rate may also result in the realization of capital gains, including short-term gains which will be taxable to the shareholders as ordinary income. Sub-Investment Advisers may execute portfolio brokerage transactions through Oppenheimer & Co., Keefe, Bruyette & Woods or Mainsail Group, L.L.C., as well as other non-affiliated brokers. Transactions with any affiliated broker would be effected pursuant to procedures adopted by the Fund pursuant to Section 17(e) of the 1940 Act and Rule 17e-1 thereunder. Among other things, Section 17(e) and those procedures provide that when acting as broker for the Fund in connection with the sale of securities to or by the Fund, an affiliated broker may not receive any compensation exceeding the following limits: (i) if the sale is effected on a securities exchange, the compensation may not exceed the "usual and customary broker's commission" (as defined in Rule 17e-1 under the 1940 Act); (ii) if the sale is effected in connection with a secondary distribution of securities, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for sales otherwise effected cannot exceed 1% of the sales price. Rule 17e-1 defines a "usual and customary broker's commission" as one that is reasonable and fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time.

                  Since the fiscal year ended September 30, 2006 through the fiscal year ended September 30, 2008, the Fund paid $1,087,659 in total brokerage commissions, a portion of which was paid to certain affiliated broker-dealers as follows:


                                       YEAR ENDED                  YEAR ENDED                 YEAR ENDED
AFFILIATED BROKER                  SEPTEMBER 30, 2006          SEPTEMBER 30, 2007         SEPTEMBER 30, 2008
-----------------                  ------------------          ------------------         ------------------
Oppenheimer & Co.(1)                    $21,706                     $20,214                     $3,955
Keefe, Bruyette & Woods                  $5,010                     $10,644                     $22,494
Mainsail Group, L.L.C.                  $108,693                    $91,318                     $51,978

                  For the fiscal year ended September 30, 2008, the percentage of the Fund's aggregate brokerage commissions paid and the percentage of the Fund's aggregate dollar amount of transactions involving the payment of commissions effected through the affiliated brokers named below, respectively, are as follows.

                                                                                PERCENTAGE OF THE FUND'S
                                              PERCENTAGE OF AGGREGATE            AGGREGATE DOLLAR AMOUNT
AFFILIATED BROKER                            BROKERAGE COMMISSIONS PAID              OF TRANSACTIONS
-----------------                            --------------------------         -------------------------
Oppenheimer & Co.(1)                                   0.36%                              0.43%
Keefe, Bruyette & Woods                                2.07%                              1.93%
Mainsail Group, L.L.C.                                 4.78%                              2.58%

-----------
(1) Oppenheimer & Co. was not an affiliated broker prior to June 2003.

                  Morgan Stanley & Co., Inc. and J.P. Morgan Securities, Inc. serve as the Fund's prime brokers.

                  The Fund has not acquired during its most recent fiscal year securities of its regular brokers or dealers, as defined in Rule 10b-1 under the 1940 Act, except as set forth below:

                                                       HOLDINGS OF SECURITIES
                                                           OF SUCH REGULAR
                                                          BROKER OR DEALER
              BROKER OR DEALER                       (AS OF SEPTEMBER 30, 2008)
---------------------------------------------        ---------------------------
   Friedman, Billings, Ramsey & Co., Inc.                     $128,648
Merrill, Lynch, Pierce, Fenner & Smith, Inc.                   $81,657
       Citigroup Global Markets Inc.                             $0
            Goldman Sachs & Co.                                  $0
            Jefferies & Co. Inc.                                 $0


                      PROXY VOTING POLICIES AND PROCEDURES

                  The Trust's Board has delegated the responsibility for voting proxies relating to portfolio securities held by the Fund to the Investment Adviser as part of the Investment Adviser's management of the Fund pursuant to the Investment Advisory Agreement. The Investment Adviser is part of the Advantage Advisers group of registered investment advisers. Along with these other investment advisers, the Investment Adviser has adopted a set of proxy voting policies and procedures to ensure that the Investment Adviser votes proxies in a manner that serves the best interests of its clients, including the Fund. The following is a summary of the Investment Adviser's proxy voting policies and procedures.

THE INVESTMENT ADVISER

ADVANTAGE ADVISERS, L.L.C.
--------------------------

                  The general policy of the Investment Adviser is to vote proxy proposals relating to the Fund in a manner that serves the best interest of the Fund. In general, the Investment Adviser will vote in accordance with its pre-determined voting guidelines (the "Guidelines"). In the case of a proxy issue for which there is a stated position in the Guidelines, the Investment Adviser generally votes in accordance with such stated position. In the case of a proxy issue for which there is a list of factors set forth in the Guidelines that the Investment Adviser considers in voting on such issue, the Investment Adviser will vote on a case-by-case basis in accordance with the general principles set forth above and considering such enumerated factors. In the case of a proxy issue for which there is no stated position or list of factors to be considered in voting on such issue, the Investment Adviser will vote on a case-by-case basis in accordance with the general principles set forth above.

                  Investment discretion for each Separate Investment Account is exercised by the Sub-Investment Advisers. Accordingly, the Investment Adviser has delegated the responsibility for voting proxies relating to the Separate Investment Accounts to each such account's Sub-Investment Adviser. Each Sub-Investment Adviser votes proxies for their respective Separate Investment Account in accordance with their own proxy voting policies and procedures (as summarized below).

                  From time to time, proxy-voting proposals may raise a conflict of interest between the interests of the Fund and the interests of the Investment Adviser, its affiliates and employees. If the Investment Adviser receives a proxy that to the knowledge of the Investment Adviser's Proxy Manager raises a conflict of interest, the Investment Adviser's Proxy Manager will advise the Investment Adviser's Governance Committee which will determine whether the conflict is material to any specific proposal involved in the proxy.

THE SUB-INVESTMENT ADVISERS

ALKEON CAPITAL MANAGEMENT, L.L.C.
---------------------------------

                  Alkeon Capital has entered into an agreement with RiskMetrics Group ("RMG"), an independent third party, for RMG to provide Alkeon Capital with its research on proxies and to facilitate the electronic voting of proxies. Alkeon Capital has adopted RMG's proxy voting policies in order to ensure that it votes proxies in the best interests of its clients. Alkeon Capital has instructed RMG to vote all proxies in accordance with this policy, unless instructed by Alkeon Capital to vote otherwise.

                  Alkeon Capital generally votes in favor of routine corporate housekeeping proposals, such as proposals to ratify auditors and reasonably crafted shareholder proposals calling for directors to be elected with an affirmative majority of votes. For all other proposals, Alkeon Capital will vote in accordance with the proxy voting guidelines adopted by RMG.

                  Clients may obtain a copy of the Proxy Procedures and information about how Alkeon Capital voted a client's proxies by contacting Greg Jakubowsky via e-mail at gjakubowsky@alkeoncapital.com or by telephone at (212) 389-8710.

                  Alkeon Capital may make cash payments to third parties who provide client referrals in accordance with Rule 206(4)-3 of the Advisers Act. Except as described in the preceding sentence, Alkeon Capital does not enter into agreements with, or make commitments to, any broker-dealer that would bind Alkeon Capital to compensate that broker-dealer, directly or indirectly for client referrals. However, when one or more broker-dealer is believed capable of providing the best price and execution with respect to a particular portfolio transaction, Alkeon Capital may select a broker-dealer who may have referred clients to Alkeon Capital, or who may refer clients to Alkeon Capital in the future. In doing so, Alkeon Capital does not pay higher commissions than those that would be paid to other broker-dealers on a similar transaction.

KBW ASSET MANAGEMENT, INC.
--------------------------

KBWAM Proxy Voting Policies and Procedures

                  Proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. When KBWAM has discretion to vote the proxies of its clients, it will vote those proxies in the best interest of its clients and in accordance with these policies and procedures. In fulfilling its obligations to its clients, KBWAM will act in a manner deemed to be prudent and diligent and which is intended to enhance the economic value of the underlying securities held in client accounts. In certain situations, a client or its fiduciary may provide KBWAM with a statement of proxy voting policy. In these situations, KBWAM will generally seek to comply with such policy to the extent it would not be inconsistent with the fiduciary responsibility of KBWAM. KBWAM has delegated the duties with respect to voting proxies to John B. Wimsatt ("Proxy Manager"). Proxy duties consist of analyzing proxy statements of issuers whose stock is owned by any client that has delegated proxy voting responsibility to KBWAM. The Proxy Manager will process proxy votes on behalf of clients that have properly delegated such responsibility.

How KBWAM Votes Proxies

                  FIDUCIARY CONSIDERATIONS. All proxies received by KBWAM will be voted based upon KBWAM's instructions and/or policies. As a matter of policy, the officers, directors and employees of KBWAM will not be influenced by outside sources whose interests conflict with the interests of clients.

                  CONFLICTS OF INTEREST. All conflicts of interest will be resolved in the interests of the clients. KBWAM is an affiliate of KBW, a full service broker-dealer and makes its best efforts to avoid conflicts of interest. KBWAM does not consult with, or keep track of the business relations or affiliations of KBW. KBWAM does not communicate to KBW any issues regarding proxy voting. In situations where KBWAM perceives a material conflict of interest, KBWAM will disclose the conflict to the relevant clients. All votes submitted by KBWAM on behalf of its clients are not biased in any way by other clients of KBWAM. For example, the fact that XYZ Corporation is a client of KBWAM does not impact the proxy voting of XYZ stock that may be held in the portfolios of other clients. All proxy voting proposals are voted with regard to enhancing shareholder wealth and voting power (unless otherwise directed by a client with respect to that client's stock).

                  WEIGHT GIVEN MANAGEMENT RECOMMENDATIONS. One of the primary factors KBWAM considers when determining the desirability of investing in a particular company is the quality and depth of that company's management. Accordingly, the recommendation of management on any issue is a factor which KBWAM considers in determining how proxies should be voted. However, KBWAM does not consider recommendations from management to be determinative of KBWAM's ultimate decision. As a matter of practice, the votes with respect to most issues are cast in accordance with the position of the company's management. Each issue, however, is considered on its own merits, and KBWAM will not support the position of a company's management in any situation where it determines that the ratification of management's position would adversely affect the investment merits of owning that company's shares.

                  PROXY MANAGER. The Proxy Manager shall designate one or more employees of KBWAM (each a "designated employee") to review each proxy received by KBWAM. The Proxies will be reviewed upon receipt as well as any agendas, materials and recommendations. KBWAM has retained the services of Broadridge to provide a proxy voting system that will ensure timely and accurate electronic delivery of shareholder meeting notifications and ballots and organization of upcoming meetings scheduled for companies whose securities are held by KBWAM's clients.

General Proxy Voting Guidelines

                  KBWAM has adopted general guidelines for voting proxies as summarized below. Although these guidelines are to be followed as a general policy, in all cases each proxy will be considered based on the relevant facts and circumstances. These guidelines cannot provide an exhaustive list of all the issues that may arise nor can KBWAM anticipate all future situations.

Disclosure to Clients

                  KBWAM shall, on an annual basis, provide clients with a concise summary of KBWAM's proxy voting process, and upon request, to provide clients with a copy of these Proxy Voting Policies and Procedures, and state how they can obtain information from KBWAM regarding how their securities were voted.

KBWAM's Proxy Voting Policies and Procedures

                  The following guidelines reflect what KBWAM believes to be good corporate governance and behavior:

                  BOARD OF DIRECTORS. The election of directors and an independent board are key to good corporate governance. Directors are expected to be competent individuals and they should be accountable and responsive to shareholders. KBWAM supports an independent board of directors, and prefers that key committees such as audit, nominating, and compensation committees be comprised of independent directors. KBWAM will generally vote against management efforts to classify a board and will generally support proposals to declassify the board of directors. KBWAM will consider withholding votes from directors who have attended less than 75% of meetings without a valid reason. While generally in favor of separating Chairman and CEO positions, KBWAM will review this issue on a case-by-case basis taking into consideration other factors including the company's corporate governance guidelines and performance. KBWAM evaluates proposals to restore or provide for cumulative voting on a case-by-case basis and considers such factors as corporate governance provisions as well as relative performance.

                  RATIFICATION OF AUDITORS. KBWAM will examine the role and performance of auditors. On a case-by-case basis, KBWAM will examine proposals relating to non-audit relationships and non-audit fees. KBWAM will also consider, on a case-by-case basis, proposals to rotate auditors, and will vote against the ratification of auditors when there is clear and compelling evidence of accounting irregularities or negligence attributable to the auditors.

                  MANAGEMENT & DIRECTOR COMPENSATION. A company's equity-based compensation plan should be in alignment with the shareholders' long-term interests. KBWAM evaluates plans on a case-by-case basis by considering several factors to determine whether the plan is fair and reasonable. KBWAM will generally oppose plans that have the potential to be excessively dilutive, and will almost always oppose plans that are structured to allow the repricing of underwater options, or plans that have an automatic share replenishment "evergreen" feature. KBWAM will generally support employee stock option plans in which the purchase price is at least 85% of fair market value, and when potential dilution is 10% or less. Severance compensation arrangements will be reviewed on a case-by-case basis, although KBWAM will generally oppose "golden parachutes" that are considered excessive. KBWAM will normally support proposals that require that a percentage of directors' compensation be in the form of common stock, as it aligns their interests with those of the shareholders. KBWAM will review on a case-by-case basis any shareholder proposals to adopt policies on expensing stock option plans, and will continue to closely monitor any future developments in this area.

                  ANTI-TAKEOVER MECHANISMS AND RELATED ISSUES. KBWAM generally opposes anti-takeover measures since they tend to reduce shareholder rights. On occasion, KBWAM may vote with management when the proposal is not onerous and would not harm Clients' interests as stockholders. KBWAM generally supports proposals that require shareholder rights plans ("poison pills") to be subject to a shareholder vote. KBWAM will closely evaluate shareholder rights' plans on a case-by-case basis to determine whether or not they warrant support. KBWAM will generally vote against any proposal to issue stock that has unequal or subordinate voting rights. In addition, KBWAM generally opposes any supermajority voting requirements as well as the payment of "greenmail." KBWAM usually supports "fair price" provisions and confidential voting.

                  CHANGES TO CAPITAL STRUCTURE. KBWAM realizes that a company's financing decisions have a significant impact on its shareholders, particularly when they involve the issuance of additional shares of common or preferred stock or the assumption of additional debt. KBWAM will review, on a case-by-case basis, proposals by companies to increase authorized shares and the purpose for the increase. KBWAM will generally not vote in favor of dual-class capital structures to increase the number of authorized shares where that class of stock would have superior voting rights. KBWAM will generally vote in favor of the issuance of preferred stock in cases where the company specifies the voting, dividend, conversion and other rights of such stock and the terms of the preferred stock issuance are deemed reasonable. KBWAM will review proposals seeking preemptive rights on a case-by-case basis.

                  MERGERS AND CORPORATE RESTRUCTURING. Mergers and acquisitions will be subject to review by the Proxy Manager to determine whether they would be beneficial to shareholders. KBWAM will analyze various economic and strategic factors in making the final decision on a merger or acquisition. Corporate restructuring proposals are also subject to a thorough examination on a case-by-case basis.

                  SOCIAL AND CORPORATE POLICY ISSUES. As a fiduciary, KBWAM is primarily concerned about the financial interests of its Clients. KBWAM will generally give management discretion with regard to social, environmental and ethical issues although KBWAM may vote in favor of those issues that are believed to have significant economic benefits or implications.

Proxy Procedures

                  The Proxy Manager is fully aware of its responsibility to process proxies and maintain proxy records pursuant to SEC rules and regulations. In addition, KBWAM understands its fiduciary duty to vote proxies and that proxy voting decisions may affect the value of shareholdings. Therefore, KBWAM will attempt to process every vote it receives for all proxies. However, there may be situations in which KBWAM cannot vote proxies. (i.e., if the cost of voting a proxy outweighs the benefit of voting, the Proxy Manager may refrain from processing that vote.) Additionally, the Proxy Manager may not be given enough time to process the vote (e.g., the Proxy Manager receives a meeting notice too late.) In addition, if KBWAM has outstanding sell orders, the proxies for those meetings may not be voted in order to facilitate the sale of those securities. Although KBWAM may hold shares on a company's record date, should it sell them prior to the company's meeting date, KBWAM ultimately may decide not to vote those shares.

                  KBWAM may vote against an agenda item where no further information is provided. For example, if "Other Business" is listed on the agenda with no further information included in the proxy materials, KBWAM may vote against the item to send a message to the company that if it had provided additional information, KBWAM may have voted in favor of that item. KBWAM may also enter an "abstain" vote on the election of certain directors from time to time based on individual situations, particularly where KBWAM is not in favor of electing a director and there is no provision for voting against such director.

                   The following describes the standard procedures that are to be followed with respect to carrying out KBWAM's proxy policy: All proxy materials received will be reviewed immediately by the Proxy Manager or designated employee. The Proxy Manager or designated employee will compile information on each proxy upon receipt of any agendas, materials, reports or other information. In determining how to vote, the Proxy Manager will consider the general guidelines described in its proxy policy, their in-depth knowledge of the company, any readily available information and research about the company. The Proxy Manager is responsible for maintaining the documentation that supports KBWAM's voting position, especially as to non-routine, materially significant or controversial matters. Such documentation may include comments recorded on the proxy voting system describing the position it has taken, why that position is in the best interest of its Clients, an indication of whether it supported or did not support management and any other relevant information. After the proxy is completed but before it is returned to the issuer and/or its agent, the Proxy Manager may review those situations including special or unique documentation to determine that the appropriate documentation has been created, including the review for any conflict of interest. The Proxy Manager prepares reports for each client that has requested a record of votes cast. The report specifies the proxy issues that have been voted for the client during the requested period and the position taken with respect to each issue. The Proxy Manager sends one copy to the client, and retains a copy in the client's file. While many Clients prefer quarterly or annual reports, the Proxy Manager will provide reports for any timeframe requested by a client.

                  The Proxy Manager is responsible for maintaining appropriate proxy voting records. Such records will include, but are not limited to, a copy of all materials returned to the issuer and/or its agent, the documentation described above, listings of proxies voted by issuer and by client, and any other relevant information. The Proxy Manager has retained Broadridge to support this function. All records will be retained for at least five years. Clients may request copies of their proxy voting records by calling the Proxy Manager at 1-212-887-2001, or by sending a written request to: KBW Asset Management, Inc.; 787 Seventh Avenue, 6th Floor, N.Y., N.Y. 1--10019. Attention: Proxy Manager. Clients may request additional copies by calling the number above. In addition, the Compliance Officer is responsible for ensuring that the proxy voting policies, procedures and records of KBWAM are available as required by law and is responsible for overseeing the filing of such policies and procedures with the SEC.

EDEN CAPITAL MANAGEMENT PARTNERS, L.P.
--------------------------------------

                  Eden has entered into an agreement with RiskMetrics Group ("RMG"), an independent third party, for RMG to provide Eden with its research on proxies and to facilitate the electronic voting of proxies. Eden has adopted RMG's proxy voting policies in order to ensure that it votes proxies in the best interests of its clients. Eden has instructed RMG to vote all proxies in accordance with this policy, unless instructed by Eden to vote otherwise.

                  Clients may obtain a copy of the Proxy Procedures and information about how Eden voted a client's proxies by contacting Garry Friedman via e-mail at gfriedman@edencap.com or by telephone at (713) 807-1760.

                  A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available without charge upon request by calling Oppenheimer Asset Management Inc. collect at 212-667-4225 and at the SEC website at http://www.sec.gov.

                  Information regarding how the Fund voted proxies relating to portfolio securities during the most recent twelve month period ended June 30 is available, without charge, upon request, by calling Oppenheimer Asset Management Inc. collect at 212-667-4225 and at the SEC website at http://www.sec.gov.

                               GENERAL INFORMATION

ADMINISTRATOR, CUSTODIAN, TRANSFER AGENT AND DIVIDEND PAYING AGENT

                  PNC Global Investment Servicing, Inc. ("PGIS") provides certain administrative, accounting and investor services, including acting as transfer agent and dividend paying agent, to Oppenheimer Asset Management's U.S. funds, including the Fund. PGIS, the second largest provider of mutual fund administrative services in the United States, which formerly did business under the name "PFPC, Inc.," is an indirect, wholly-owned subsidiary of PNC Bank Corp. and an affiliate of PNC Bank, N.A. Through its offices in Delaware, Pennsylvania and Massachusetts, PGIS performs accounting and administrative services for a wide variety of mutual funds and other pooled investment vehicles.

                  PFPC Trust Company ("PFPC Trust") serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Investment Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. PFPC Trust's principal business address is 103 Bellevue Parkway, Wilmington, Delaware 19809.

USA PATRIOT ACT

                  To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.

                  What this means to you: when you open an account with Oppenheimer & Co. or another distributor of the Fund's shares, you will be asked your name, address, date of birth and other information that will allow you to be identified. The Fund may also ask for this information. If your identity is unable to be verified, the

Fund, Oppenheimer & Co. or the applicable distributor may restrict your right to make additional share purchases and/or the Fund may liquidate your share holdings at the next calculated net asset value after your account is closed (less any applicable sales/account charges and/or tax penalties) or take any other action required by law.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

                  Ernst & Young LLP acts as independent registered public accountants for the Fund and in such capacity audits the Fund's annual financial statements and financial highlights.

LEGAL MATTERS

                  The validity of the shares offered hereby has been passed upon for the Fund by Skadden, Arps, Slate, Meagher & Flom LLP, One Beacon Street, Boston, Massachusetts 02108.

                              FINANCIAL STATEMENTS

The audited Financial Statements of the Fund are incorporated herein by reference to the Fund's Annual Report to shareholders dated September 30, 2008, which is included as part of the Fund's filing on Form N-CSR as filed with the SEC on December 5, 2008. The Annual Report is available without charge by writing to the Fund at 200 Park Avenue, 24th Floor, New York, NY 10166, or by calling the Fund toll-free at 1-800-441-9800. It may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. or on the EDGAR database on the SEC's internet site (http://www.sec.gov). Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-551-8090. You can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC's e-mail address (publicinfo@sec.gov) or by writing to the Public Reference Section of the SEC, Washington, D.C. 20540.

Part C - Other Information

Item 25.       Financial Statements and Exhibits

1. Financial Statements:
         Part A: Financial Highlights


         Part B: Incorporated by reference to the Registrant's Annual Report to shareholders dated September 30, 2008, which is included in the Registrant's Form N-CSR filed with the SEC on December 5, 2008.

                  (1) Report of Independent Registered Public Accounting Firm.
                  (2) Statement of Assets and Liabilities.
                  (3) Statement of Operations.
                  (4) Statement of Changes in Net Assets.
                  (5) Notes to Financial Statements.
                  (6) Schedule of Portfolio Investments.
                  (7) Schedule of Securities Sold, Not Yet Purchased.
                  (8) Schedule of Swap Contracts.

2. Exhibits:
         (a) Second Amended and Restated Agreement and Declaration of Trust (1)
         (b)
                  (1) Bylaws of Registrant (2)
                  (2) Amendment No. 1 to the By-Laws of the Registrant (3)
         (c) Not applicable
         (d) Not applicable
         (e) Included in Prospectus
         (f) Not applicable
         (g)
                  (1) Investment Advisory Agreement between the Fund and
                      Advantage Advisers, L.L.C. (1)

                  (2) Sub-Investment Advisory Agreement among the Fund,
                      Advantage Advisers, L.L.C. and KBW Asset Management, Inc.
                      (1)

                  (3) Sub-Investment Advisory Agreement among the Fund,
                      Advantage Advisers, L.L.C. and Eden Capital Management Partners, L.P. - filed herein

                  (4) Sub-Investment Advisory Agreement among the Fund,
                      Advantage Advisers, L.L.C. and Alkeon Capital Management, L.L.C. (1)

         (h)

                  (1) Distribution Agreement among the Fund and Oppenheimer &
                      Co. Inc. (formerly Fahnestock & Co. Inc.) (1)

                  (2) Form of Master Selling and Servicing Agreement between
                      Oppenheimer & Co. Inc. (formerly Fahnestock & Co. Inc.) and the dealers to become parties thereto (1)

         (i) Not applicable
         (j) Custodian Services Agreement between the Fund and PFPC Trust (4)
         (k)

                  (1) Administration and Accounting Agreement with PNC Global
                      Investment Servicing, Inc. (formerly PFPC, Inc.) (2)

                  (2) Transfer Agency Services Agreement with PNC Global
                      Investment Servicing, Inc. (formerly PFPC, Inc.) (2)

         (l) Opinion and consent of Skadden, Arps, Slate, Meagher & Flom LLP (2)
         (m) Not applicable
         (n) Consent of Ernst & Young LLP, independent registered public accounting firm - filed herein
         (o) Not applicable
         (p) Agreement with respect to Seed Capital (4)
         (q) Not applicable
         (r)

                  (1) Code of Ethics of the Fund, Investment Adviser and
                      Distributor - (3)

                  (2) Code of Ethics of KBW Asset Management, Inc. (5)

                  (3) Code of Ethics of Eden Capital Management Partners, L.P.
                      (3)

                  (4) Code of Ethics of Alkeon Capital Management, L.L.C. (6)


         (s)

                  (1) Power of Attorney Lawrence Becker (7)

                  (2) Power of Attorney James E. Buck (7)

                  (3) Power of Attorney Jesse H. Ausubel (7)

                  (4) Power of Attorney Luis Rubio (7)

                  (5) Power of Attorney Janet L. Schinderman (7)


         (1) Filed as an exhibit to the Fund's post-effective amendment to Form N-2 on April 23, 2004

         (2) Filed as an exhibit to the Fund's pre-effective amendment to Form N-2 on January 31, 2002

         (3) Filed as an exhibit to the Fund's post-effective amendment to Form N-2 on December 2, 2008

         (4) Filed as an exhibit to the Fund's pre-effective amendment to Form N-2 on November 30, 2001

         (5) Filed as an exhibit to the Fund's post-effective amendment to Form N-2 on January 25, 2008

         (6) Filed as an exhibit to the Fund's post-effective amendment to Form N-2 on December 15, 2005

         (7) Filed as an exhibit to the Fund's post-effective amendment to Form N-2 on November 22, 2006

Item 26.       Marketing Arrangements

         Not applicable.

Item 27.       Other Expenses of Issuance and Distribution

         The following table sets forth the estimated expenses, payable by the Fund, in connection with the issuance and distribution of the securities covered by this registration statement.


        ---------------------------------------------------------------------- -----------------------
        Registration Fees..................................................                  $0
        Legal fees and expenses............................................             $85,000
        Miscellaneous (printing, mailing, etc.)............................             $14,758
                                 Total.....................................             $99,758
        ---------------------------------------------------------------------- -----------------------

Item 28.       Persons Controlled by or Under Common Control

         None.

Item 29.       Number of Holders of Securities as of December 31, 2008

TITLE OF CLASS HOLDERS                                      NUMBER OF RECORD
----------------------                                      ----------------

Shares of beneficial interest, $0.001 par value                580

Item 30.       Indemnification

         The Fund's Agreement and Declaration of Trust provides that no Trustee or officer of the Fund shall be subject to personal liability in such capacity, other than to the Fund or its shareholders arising from bad faith, willful misfeasance, gross negligence (negligence in the case of those Trustees who are directors, officers or employees of the Fund's investment adviser ("Affiliated Indemnitees")) or reckless disregard for the duties involved in the conduct of his position. Subject to the foregoing exception, all claimants shall look solely to Fund property for satisfaction of claims of any nature arising in connection with the affairs of the Fund.

         The Fund has agreed to indemnify any person who at any time serves as a Trustee or officer of the Fund (each, an "indemnitee") against any liabilities and expenses incurred by the indemnitee in connection with the defense or disposition of any action, suit or other proceeding, civil or criminal, by reason of his having served in such capacity, except with respect to any matter as to which he did not act in good faith in the reasonable belief that his action was in the best interest of the Fund or as to which he had reasonable cause to believe that the conduct was unlawful. However, no indemnitee shall be indemnified against any liability or expense to any person arising from bad faith, willful misfeasance, gross negligence (negligence in the case of affiliated indemnitees) or reckless disregard for the duties involved in the conduct of his position. Liabilities and expenses incurred with respect to any action voluntarily prosecuted by an indemnitee as plaintiff must be indemnified only if the action was authorized by a majority of the Fund or was instituted by the indemnitee to enforce his rights to indemnification in a case where the indemnitee is found entitled to indemnification.

         No indemnification shall be made unless there has been (i) a determination by a final decision on the merits by a court or other body of competent jurisdiction that the indemnitee is entitled to indemnification, (ii) a majority vote of a quorum of those Trustees who are neither "interested persons" of the Fund (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding that an indemnitee is entitled to indemnification or
(iii) independent legal counsel, in a written opinion, concludes that the indemnitee should be entitled to indemnification. Advance payments of expenses of defending an action to which indemnification is sought shall be made only in certain circumstances where both the potential indemnitee and a majority of the Trustees determine that the standards of conduct necessary for indemnification have been met.

         The Distribution Agreement among the Fund, the Investment Adviser and Oppenheimer & Co., the Fund's distributor ("Distributor") provides that the Fund and the Investment Adviser, jointly and severally, have agreed to indemnify and hold harmless the Distributor and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, from and against any and all losses, claims, damages, liabilities and expenses, joint or several (including reasonable costs of investigation), arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the prospectus, any prepricing prospectus, any Fund sales material or, in the case of the Investment Adviser only, any other sales material (or any amendment or supplement to any of the foregoing) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission which has been made therein or omitted therefrom in reliance upon and in conformity with the information relating to the Distributor furnished in writing to the Fund by or on behalf of the Distributor through the Distributor expressly for use in connection therewith The foregoing indemnity shall be in addition to any liability which the Fund or the Investment Adviser may otherwise have.

         The Distributor has agreed to indemnify and hold harmless the Fund and the Investment Adviser, their respective trustees, managers or members, officers of the Fund who sign the Registration Statement and any person who controls the Fund or the Investment Adviser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, to the same extent as the foregoing indemnity from the Fund and the Investment Adviser to the Distributor, but only with respect to information relating to the Distributor furnished in writing by or on behalf of the Distributor through you expressly for use in the Registration Statement or the Prospectus (or any amendment or supplement thereto).

             Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under the Distribution Agreement shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred. The indemnity contained in the Distribution Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of the Distributor or any person controlling the Distributor, the Fund, the Investment Adviser or their trustees or officers or any person controlling the Fund or the Investment Adviser, (ii) acceptance of any Shares and payment therefor hereunder or (iii) any termination of the Distribution Agreement.

         The Fund has acquired a liability insurance policy pursuant to which Trustees and officers shall be indemnified from and against any claim, liability, loss or expense for which indemnification of said persons is provided for in the Declaration of Trust.

         Investors should be aware that insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised by the SEC that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

         Advantage Advisers, L.L.C., the Investment Adviser, does not conduct any business other than as investment adviser to the Fund. Certain information required by this Item 31 with respect to the Investment Adviser and its manager and members may be found in the prospectus under "Management of the Fund;" provided that other additional information with respect to the Investment Adviser may be found in the Investment Adviser's Form ADV filed with the SEC pursuant to the Advisers Act; provided further that information required by this
Item 31 with respect to Advantage Advisers, Inc., the managing member of the Investment Adviser, is incorporated by reference to Advantage Advisers, Inc.'s Form ADV, filed with the SEC pursuant to the Advisers Act (SEC File No. 801-36997).

         Certain information required by this Item 31 with respect to KBWAM and its officers and directors may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers and Portfolio Managers;" provided that other information required by this Item 31 and additional information as to any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to KBWAM's Form ADV, filed with the SEC pursuant to the Advisers Act (SEC File No. 801-33583).

         Information required by this Item 31 with respect to Alkeon Capital and its officers and members may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers and Portfolio Managers;" provided that other additional information as to any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to Alkeon Capital's Form ADV, filed with the SEC pursuant to the Advisers Act (SEC File No. 801-60773).

         Information required by this Item 31 with respect to Eden and its officers and members may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers and Portfolio Managers;" provided that other additional information as to any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to Eden's Form ADV, filed with the SEC pursuant to the Advisers Act (SEC File No. 801-63315).

         Copies of each Form ADV, as well the other information the Investment Adviser, Advantage Advisers, Inc., and the Sub-Investment Advisers file with the SEC may be inspected and copied at the SEC's Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Form ADV is also accessible through the Internet at http://www.adviserinfo.sec.gov.

Item 32.       Location of Accounts and Records

         The accounts and records of the Fund will be maintained at the office of PNC Global Investment Servicing, Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809.

Item 33.       Management Services

         Except as described or in the Statement of Additional Information under the caption "Investment Advisory and Other Services" and "General Information," the Fund is not a party to any management service related contract.

Item 34.       Undertakings

         The Fund undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

         The Fund additionally undertakes, pursuant to Rule 415 under the Securities Act, as follows:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) That, for purposes of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497 (h) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

         (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Fund undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this registration statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 23rd day of January, 2009. This registration statement has been filed for no purpose other than to update the financial statements pursuant to
Section 10(a)(3) of the Securities Act and/or Rule 3-18 of Regulation S-X, and to make any non-material changes which the Registrant deems appropriate.


             ADVANTAGE ADVISERS MULTI-SECTOR FUND I

             By: /s/ Bryan McKigney
             ------------------------------------
             Bryan McKigney
             Chief Executive Officer and President

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

     SIGNATURE                                       TITLE                                            DATE


/s/ Bryan McKigney
--------------------------------                Chief Executive Officer and President              January 23, 2009
Bryan McKigney                                  (principal executive officer)

/s/ Vineet Bhalla
--------------------------------                Chief Financial Officer                            January 23, 2009
Vineet Bhalla                                   (principal financial and accounting officer)

                 *
--------------------------------                Trustee                                            January 23, 2009
Lawrence Becker

                 *
--------------------------------                Trustee                                            January 23, 2009
James E. Buck

                 *
--------------------------------                Trustee                                            January 23, 2009
Jesse H. Ausubel

                 *
--------------------------------                Trustee                                            January 23, 2009
Luis Rubio

                 *
--------------------------------                Trustee                                            January 23, 2009
Janet L. Schinderman




  *By: /s/ Bryan McKigney
    --------------------------------
       Bryan McKigney
       Attorney-in-Fact

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington. D.C. 20549

                                    Exhibits
                                   To Form N-2


           Registration Statement Under the Securities Act of 1933 [X]

                       Pre-Effective Amendment No. __ [_]
                       Post-Effective Amendment No. 12 [X]


                                     and/or

       Registration Statement Under the Investment Company Act of 1940 [X]
                                Amendment No. 14

                     Advantage Advisers Multi-Sector Fund I
               (Exact Name of Registrant as Specified in Charter)

Exhibit Index

EXHIBIT NO.       EXHIBIT
--------------    ---------


(e)               Included in Prospectus.

(g)(3) Sub-Investment Advisory Agreement among the Fund, Advantage Advisers, L.L.C. and Eden Capital Management Partners, L.P.

(n) Consent of Ernst & Young LLP, independent registered accounting firm.